Filed Pursuant to General Instruction II.L of Form F-10
 File No. 333-270533

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the "prospectus supplement") together with the accompanying short form base shelf prospectus dated March 31, 2023 (the "base shelf prospectus" and, as supplemented by this prospectus supplement, the "prospectus") to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of Vizsla Silver Corp. at Suite 1723, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1, telephone (778) 899-3050, and are also available electronically at www.sedarplus.ca.

PROSPECTUS SUPPLEMENT
To the short form base shelf prospectus dated March 31, 2023

New Issue	March 19, 2025

VIZSLA SILVER CORP.

Up to US$83,046,051
Common Shares

This prospectus supplement of Vizsla Silver Corp. (the "Corporation"), together with the accompanying base shelf prospectus, qualifies the distribution of Common Shares (as defined below) having an aggregate sale price of up to US$83,046,051 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) (the "Offering"). See "Plan of Distribution" and "Description of Common Shares".

The Corporation has entered into an equity distribution agreement dated September 13, 2024, as amended on November 6, 2024 (the "Distribution Agreement"), with Canaccord Genuity Corp., CIBC World Markets Inc., National Bank Financial Inc., and BMO Nesbitt Burns Inc. (the "Canadian Agents"), Canaccord Genuity LLC, CIBC World Markets Corp., National Bank of Canada Financial Inc. and BMO Capital Markets Corp. (the "U.S. Agents" and, together with the Canadian Agents, the "Agents") pursuant to which the Corporation may offer and sell common shares in the capital of the Corporation (the "Offered Shares") having an aggregate sale price of up to US$100,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) (the "Aggregate Offering").

As of the filing date of this prospectus supplement, 8,032,180 Offered Shares having an aggregate sale price of US$16,953,948 were distributed under the Distribution Agreement pursuant to the prospectus supplement of the Corporation dated September 13, 2024 (the "Prior Prospectus Supplement") to the base shelf prospectus dated March 31, 2023, and Offered Shares having an aggregate sale price of US$83,046,051 remain unsold under the Prior Prospectus Supplement. No further Offered Shares will be distributed pursuant to the Prior Prospectus Supplement, and all distributions of Offered Shares will continue under this prospectus supplement.

The common shares in the capital of the Corporation (the "Common Shares") are listed and posted for trading on the Toronto Stock Exchange (the "TSX") and the NYSE American LLC (the "NYSE American") under the symbol "VZLA" and on the Börse Frankfurt (Frankfurt Stock Exchange) (the "Frankfurt Exchange") under the symbol "0G3. On March 18, 2025, the last trading day before the date of this prospectus supplement, the closing price of the Common Shares on the TSX was C$3.43, on the NYSE American was US$2.40 and on the Frankfurt Exchange was €2.24. The NYSE American has approved the listing of the Offered Shares distributed under the Offering. In addition, the Corporation has applied to list the Offered Shares on the TSX.

S - ii

The Corporation may distribute the Offered Shares from time to time through the Agents in accordance with the terms of the Distribution Agreement. The Offering is being made concurrently in Canada under the terms of this prospectus supplement and in the United States under the terms of the Corporation's registration statement on Form F-10 (File No. 333-270533) (the "Registration Statement"), filed with the United States Securities and Exchange Commission (the "SEC") of which this prospectus supplement forms a part. See "Plan of Distribution".

The Corporation is permitted, under the multi-jurisdictional disclosure system adopted by the United States and Canada (the "MJDS"), to prepare this prospectus supplement and the accompanying base shelf prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Annual consolidated financial statements included or incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS") and interim financial statements included or incorporated herein by reference have been prepared in accordance with IFRS as applicable to interim financial reporting, including IAS 34, Interim Financial Reporting ("IAS 34"), and thus may not be comparable to financial statements of United States companies.

Sales of the Offered Shares, if any, under this prospectus supplement will only be made in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions ("NI 44-102") and an "at-the-market offering" as defined in Rule 415 under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), including sales made by the Agents directly on the TSX, the NYSE American or any other trading market for the Common Shares in Canada or the United States. The Offered Shares will be distributed at market prices prevailing at the time of the sale of such Offered Shares. As a result, prices may vary as between purchasers and during the period of distribution. The Agents are not required to sell any specific number or dollar amount of Offered Shares but will use their commercially reasonable efforts to sell the Offered Shares pursuant to the terms and conditions of the Distribution Agreement. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. An investor will not be entitled to a return of its investment if only a portion of the disclosed maximum offering amount set out above is in fact raised. See "Plan of Distribution".

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that all of our officers and all of our directors are not residents of the United States, that some of the Agents or experts named in this prospectus supplement and in the accompanying base shelf prospectus are not residents of the United States, and that certain of the Corporation's assets and all or a substantial portion of the assets of such persons are located outside of the United States. See "Enforceability of Certain Civil Liabilities".

NEITHER THE SEC, ANY STATE SECURITIES REGULATOR, NOR ANY CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING BASE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Pursuant to the terms of the Distribution Agreement, the Corporation will pay the Agents a cash commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement of 3.0% of the gross sales price per Offered Share sold (the "Placement Fee"). The Corporation estimates that the total expenses it will incur related to the commencement of the Aggregate Offering, excluding the Placement Fee, will be approximately US$400,000. See "Plan of Distribution".

In connection with the sale of the Offered Shares on the Corporation's behalf, the Agents may be deemed to be an "underwriter" within the meaning of Section 2(a)(11) of the U.S. Securities Act, and the compensation of the Agents may be deemed to be underwriting commissions or discounts. The Corporation has agreed to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act.

S - iii

As sales agents, the Agents will not engage in any transactions to stabilize or maintain the price of the Common Shares. No underwriter or dealer involved in the Offering, and no person or company acting jointly or in concert with an underwriter or dealer, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Common Shares, including selling an aggregate number or principal amount of securities that would result in the underwriter or dealer creating an over-allocation position in the securities. See "Plan of Distribution".

An investment in the Offered Shares involves significant risks that should be carefully considered by prospective investors before purchasing Offered Shares. The risks outlined in this prospectus supplement, the base shelf prospectus, and in the documents incorporated by reference herein and therein, should be carefully reviewed and considered by prospective investors in connection with any investment in Offered Shares. See the "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" sections of the base shelf prospectus and in this prospectus supplement.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences both in Canada and in the United States. Such consequences for investors who are resident in, or citizens of, the United States or who are resident in Canada may not be fully described herein. Prospective investors should read the tax discussion under the headings "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations" in this prospectus supplement and consult their own tax advisors with respect to their own particular circumstances.

Eduardo Luna, a director of the Corporation, resides outside of Canada. Mr. Luna has appointed Forooghian + Company Corporate Services Inc. of Suite 401, 353 Water Street, Vancouver, British Columbia, V6B 1B8 as his agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

The Corporation's head office is located at Suite 1723, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1 and its registered office is located at Suite 401, 353 Water Street, Vancouver, British Columbia, V6B 1B8.

This prospectus supplement and the accompanying base shelf prospectus contain references to United States dollars and Canadian dollars. United States dollars are referred to as "United States dollars" or "US$". Canadian dollars are referred to as "Canadian dollars" or "C$". See "Currency Presentation and Exchange Rate Information".

S - iv

GENERAL MATTERS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Offered Shares and also adds to and updates certain information contained in the base shelf prospectus and the documents incorporated by reference herein and therein. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the Offered Shares. This prospectus supplement is deemed to be incorporated by reference into the base shelf prospectus solely for the purposes of the Offering constituted by this prospectus supplement.

Purchasers should rely only on the information contained in or incorporated by reference into this prospectus supplement and the base shelf prospectus. If the description of the Offered Shares or any other information varies between this prospectus supplement and the base shelf prospectus (including the documents incorporated by reference herein and therein on the date hereof), the investor should rely on the information in this prospectus supplement. Neither the Corporation nor the Agents have authorized any other person to provide purchasers with additional or different information. If anyone provides purchasers with different, additional or inconsistent information, such purchasers should not rely on it. Neither the Corporation nor the Agents are offering to sell, or seeking offers to buy, the Offered Shares in any jurisdiction where offers and sales are not permitted. Purchasers should assume that the information appearing in this prospectus supplement and the base shelf prospectus, as well as information the Corporation has previously filed with the securities regulatory authority in each of the provinces and territories of Canada that is incorporated herein and in the base shelf prospectus by reference, is accurate as of their respective dates only, regardless of the time of any sale of the Offered Shares pursuant hereto. The Corporation's business, financial condition, results of operations and prospects may have changed since those dates.

The Corporation and the Agents are not offering to sell the Offered Shares in any jurisdictions where the offer or sale of the Offered Shares is not permitted. The information contained in this prospectus supplement and the base shelf prospectus (including the documents incorporated by reference herein and therein) is accurate only as of the date of this prospectus supplement or base shelf prospectus or as of the date as otherwise set out herein (or as of the date of the document incorporated by reference herein or as of the date as otherwise set out in the document incorporated by reference herein, as applicable), regardless of the time of delivery of this prospectus supplement or any sale of the Offered Shares. The business, capital, financial condition, results of operations and prospects of the Corporation may have changed since those dates. The Corporation does not undertake to update the information contained or incorporated by reference herein, except as required by applicable Canadian and U.S. securities laws.

This prospectus supplement shall not be used by anyone for any purpose other than in connection with the Offering.

The documents incorporated or deemed to be incorporated by reference herein or in the prospectus contain meaningful and material information relating to the Corporation and readers of this prospectus supplement should review all information contained in this prospectus supplement, the base shelf prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein, as amended or supplemented.

References in this prospectus supplement to the "Corporation", "we", "us" or "our" refer to Vizsla Silver Corp. and its subsidiaries, unless the context indicates otherwise.

NON-IFRS MEASURES

The annual consolidated financial statements of the Corporation are prepared in accordance with IFRS. Additionally, the Corporation utilizes certain non-IFRS measures such as working capital (calculated as current assets less current liabilities). The Corporation believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Corporation. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein and therein contain "forward-looking information" within the meaning of applicable Canadian securities legislation and or "forward-looking statements" within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking information" or "forward-looking statements"). Forward-looking information includes statements that use forward-looking terminology such as "may", "could", "would", "should", "will", "intend", "plan", "expect", "budget", "estimate", "anticipate", "believe", "continue", "potential" or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Technical and scientific information is based on the assumptions and parameters set out herein, in the Technical Report (as defined below) and on the opinion of "qualified persons" (as defined in NI 43-101 (as defined below)). Such forward-looking information includes, without limitation, statements with respect to the Corporation's expectations, strategies and plans for the Panuco Project (as defined below), including the Corporation's current planned exploration, development and permitting activities; the future issuance of Offered Shares and the terms, conditions and amount thereof; the Corporation's use of proceeds from the sale of Offered Shares, if any; the plan of distribution with respect to the sale of Offered Shares; compensation payable to the Agents in connection with the sale of the Offered Shares; the requirement for additional financing in order to maintain the Corporation's operations and exploration activities; the timing, receipt and maintenance of approvals, licences and permits from any federal, national, provincial, territorial, municipal or other government, any political subdivision thereof, and any ministry, sub-ministry, agency or sub-agency, court, board, bureau, office, or department, including any government-owned entity, having jurisdiction over the Corporation or its assets; future financial or operating performance and condition of the Corporation and its business, operations and properties, and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management, in light of management's experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this prospectus supplement including, without limitation, assumptions about: favourable equity and debt capital markets; the ability to raise any necessary capital on reasonable terms to advance the development of the Panuco Project and pursue planned exploration; expectations about the ability to acquire mineral resources and/or mineral reserves through acquisition and/or development; future prices of silver, gold and other metals; the timing and results of exploration and drilling programs; the accuracy of budgeted exploration and development costs and expenditures; expectations regarding inflation; future currency exchange rates and interest rates; operating conditions being favourable, including whereby the Corporation is able to operate in a safe, efficient and effective manner; political and regulatory stability; the receipt of governmental and third party approvals, licences and permits on favourable terms; obtaining required renewals for existing approvals, licences and permits and obtaining all other required approvals, licences and permits on favourable terms; sustained labour stability; stability in financial and capital goods markets; the absence of any material adverse effects arising as a result of terrorism, sabotage, natural disasters, public health concerns, equipment failures or adverse changes in government legislation or the socio-economic conditions in Mexico and the surrounding area with respect to the Panuco Project and operations; and the availability of drilling and other mining equipment, energy and supplies. While the Corporation considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Corporation and there is no assurance they will prove to be correct.

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Corporation to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking information. Such risks include, without limitation: general business, social, economic, political, regulatory and competitive uncertainties; differences in size, grade, continuity, geometry or location of mineralization from that predicted by geological modelling and the subjective and interpretative nature of the geological modelling process; the speculative nature of mineral exploration and development, including the risk of diminishing quantities or grades of mineralization; fluctuations in the spot and forward price of silver; inflationary pressures; a failure to achieve commercial viability, despite an acceptable silver price, or the presence of cost overruns which render the Panuco Project uneconomic; geological, hydrological and climatic events which may adversely affect infrastructure, operations and development plans, and the inability to effectively mitigate or predict with certainty the occurrence of such events; the Corporation's limited operating history; the Corporation's history of losses and expectation of future losses; credit and liquidity risks associated with the Corporation's financing activities, including constraints on the Corporation's ability to raise and expend funds; delays in the performance of the obligations of the Corporation's contractors and consultants, the receipt of governmental and third party approvals, licences and permits in a timely manner or to complete and successfully operate mining and processing components; the Corporation's failure to accurately model and budget future capital and operating costs associated with the further development and operation of the Panuco Project; adverse fluctuations in the market prices and availability of commodities and equipment affecting the Corporation's business and operations; title defects to the Corporation's mineral properties; the Corporation's management being unable to successfully apply their skills and experience to attract and retain highly skilled personnel; the cyclical nature of the mining industry and increasing prices and competition for resources and personnel during mining cycle peaks; the Corporation's failure to comply with laws and regulations or other regulatory requirements; the Corporation's failure to comply with existing approvals, licences and permits, and the Corporation's inability to renew existing approvals, licences and permits or obtain required new approvals, licences and permits on timelines required to support development plans; the risks related to equipment shortages, road and water access restrictions and inadequate infrastructure; the Corporation's failure to comply with environmental regulations, the tendency of such regulations to become more strict over time, and the costs associated with maintaining and monitoring compliance with such regulations; the adverse influence of third party stakeholders including social and environmental non-governmental organizations; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or pandemics or outbreaks of communicable diseases such as the coronavirus) and other geopolitical uncertainties; the adverse impact of competitive conditions in the mineral exploration business; the Corporation's failure to maintain satisfactory labour relations and the risk of labour disruptions or changes in legislation relating to labour; changes in national and local government legislation, taxation, controls, regulations and other political or economic developments in the jurisdictions in which the Corporation operates; limits of insurance coverage and uninsurable risk; the adverse effect of currency fluctuations on the Corporation's financial performance; difficulties associated with enforcing judgments against directors residing outside of Canada; conflicts of interest; reduction in the price of Common Shares as a result of sales of Common Shares by existing shareholders; the dilutive effect of future acquisitions or financing activities and the failure of future acquisitions to deliver the benefits anticipated; trading and volatility risks associated with equity securities and equity markets in general; the Corporation's not paying dividends in the foreseeable future or ever; failure of the Corporation's information technology systems or the security measures protecting such systems; the costs associated with legal proceedings should the Corporation become the subject of litigation or regulatory proceedings; costs associated with complying with public Corporation regulatory reporting requirements; risks related to war (including the ongoing conflicts between Russia and Ukraine and Israel and Palestine); and other risks involved in the exploration and development business generally, including, without limitation, environmental risks and hazards, cave-ins, flooding, rock bursts and other acts of God or natural disasters or unfavourable operating conditions; risk of loss of entire investment; macroeconomic risks; risks relating to inflationary pressures; risks related to negative operating cash flows; risks relating to capital resources; uncertainties regarding the use of proceeds from the Offering; discretion regarding the use of proceeds from the Offering; risks relating to at-the-market distributions generally; share price volatility; market price depression; dilution risks; risks relating to the lack of a liquid market for the Common Shares, and those risk factors discussed or referred to in this prospectus supplement, the base shelf prospectus and in the Annual Information Form (as defined below), Annual MD&A (as defined below), Interim MD&A (as defined below) and the Technical Report (as defined below), all of which readers are advised to carefully review and consider. Although the Corporation has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended. See "Risk Factors" for a discussion of certain factors investors should carefully consider before deciding to purchase any Offered Shares.

The Corporation cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained herein. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

The forward-looking information and statements contained in this prospectus supplement and the base shelf prospectus represent the Corporation's views and expectations as of the date of this prospectus supplement and the base shelf prospectus, respectively, unless otherwise indicated in such documents, and forward-looking information and statements contained in the documents incorporated by reference herein and therein represent the Corporation's views and expectations as of the date of such documents, unless otherwise indicated in such documents. The Corporation disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Corporation's filings with Canadian securities regulatory agencies, which can be viewed online under the Corporation's profile on the Canadian System for Electronic Data Analysis and Retrieval + ("SEDAR+") at www.sedarplus.ca and the SEC's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") at www.sec.gov.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

The Corporation is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements, which are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to United States companies. As such, the information included or incorporated herein concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

FINANCIAL INFORMATION

The financial statements of the Corporation incorporated by reference in this prospectus supplement have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are reported in Canadian dollars.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The aggregate Offering amount set forth in this prospectus supplement is in United States dollars. This prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein and therein, contain references to United States dollars and Canadian dollars. United States dollars are referred to as "United States dollars" or "US$". Canadian dollars are referred to as "Canadian dollars" or "C$".

The high, low and closing rates for Canadian dollars in terms of the United States dollar for each of the periods indicated, as reported by the Bank of Canada, were as follows:

	Nine Months ended January 31		Year ended April 30
	2025	2024	2024	2023	2022
High	C$1.4484	C$1.3875	C$1.3875	C$1.3856	C$1.2942
Low	C$1.3460	C$1.3128	C$1.3128	C$1.2540	C$1.2040
Closing	C$1.4484	C$1.3397	C$1.3746	C$1.3578	C$1.2792

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the base shelf prospectus solely for the purposes of the distribution of the Offered Shares. Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar authorities in Canada. Other documents are also incorporated, or are deemed to be incorporated by reference, into the base shelf prospectus and reference should be made to the base shelf prospectus for full particulars thereof. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of the Corporation at Suite 1723, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1, telephone (778) 899-3050 and are also available electronically under the SEDAR+ profile of the Corporation at www.sedarplus.ca or through EDGAR at the website of the SEC at www.sec.gov. The filings of the Corporation available on SEDAR+ and EDGAR are not incorporated by reference in this prospectus supplement except as specifically set out herein.

As of the date hereof, the following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, the prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this prospectus supplement, the base shelf prospectus or in any other subsequently filed document that is also incorporated by reference in this prospectus supplement, as further described below:

(a) the annual information form of the Corporation dated July 18, 2024, for the year ended April 30, 2024 (the "Annual Information Form"), except for the information contained under the heading "Description of Business - Material Mineral Projects", which has been superseded by the summary from the Technical Report reproduced in Appendix A - Mineral Property Disclosure in this prospectus supplement;

(b) the audited annual consolidated financial statements of the Corporation for the years ended April 30, 2024 and 2023, together with the notes thereto and the auditors' report thereon;

(c) the management's discussion and analysis of financial condition and results of operations of the Corporation ("Annual MD&A") for the years ended April 30, 2024 and 2023;

(d) the condensed consolidated interim financial statements of the Corporation for the nine months ended January 31, 2025, together with the notes thereto (the "Interim Financial Statements");

(e) the management's discussion and analysis of financial condition and results of operations of the Corporation for the nine months ended January 31, 2025 (the "Interim MD&A");

(f) the material change report of the Corporation dated August 21, 2024, in respect of (i) the closing of the reorganization of the Corporation into two companies by way of a plan of arrangement under the Business Corporations Act (British Columbia) with Vizsla Royalties Corp. (the "Spin-Off"), and (ii) the announcement of results from the independent preliminary economic assessment on the Panuco Project;

(g) the material change report of the Corporation dated September 9, 2024, in respect of the filing of technical report titled, "Panuco Project - NI 43-101 Technical Report and Preliminary Economic Assessment", with an effective date of July 24, 2024;

(h) the material change report of the Corporation dated September 13, 2024, in respect of the Offering;

(i) the material change report of the Corporation dated September 16, 2024, in respect of the announcement of a bought deal offering (the "Bought Deal Offering") of 25,000,000 Common Shares at a price of $2.60 per Common Share for gross proceeds of $65,000,000;

(j) the material change report of the Corporation dated September 27, 2024, in respect of the announcement of the closing of the Bought Deal Offering;

(k) the material change report of the Corporation dated September 27, 2024, in respect of the exercise in full of the over-allotment option granted by Company to the underwriters in connection with the Bought Deal Offering (the "Bought Deal Over-Allotment Option"), which resulted in the issuance of an additional 3,750,000 Common Shares at a price of $2.60 per Common Share for additional gross proceeds of $9,750,000;

(l) the technical report entitled "Updated Mineral Resource Estimate and Preliminary Economic Assessment for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico" with a report date of February 20, 2025 and an effective date of September 9, 2024 (the "Technical Report");

(m) the management information circular of the Corporation dated May 17, 2024 with respect to the Corporation's special meeting of shareholders held on June 17, 2024; and

(n) the management information circular of the Corporation dated August 23, 2024, in respect of the Corporation's annual general meeting held on October 3, 2024.

Any documents of the type required to be incorporated by reference in a short form prospectus pursuant to National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators, including, without limitation, any material change reports (excluding material change reports filed on a confidential basis), interim financial statements, annual financial statements and the auditor's report thereon, MD&A, information circulars, annual information forms, marketing materials and business acquisition reports filed by the Corporation with the securities commissions or similar authorities in any of the provinces and territories of Canada after the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into and form an integral part of this prospectus.

Any statement contained in this prospectus supplement, the base shelf prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein for the purposes of the Offering shall be deemed to be modified or superseded, for purposes of this prospectus supplement and the base shelf prospectus, to the extent that a statement contained herein or therein or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein or therein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or omission to state a material fact that was required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall be deemed, except as so modified or superseded, not to constitute a part of this prospectus supplement or the base shelf prospectus.

In addition, if the Corporation disseminates a news release in respect of previously undisclosed information that, in the Corporation's determination, constitutes a "material fact" (as such term is defined under applicable Canadian securities laws), the Corporation will identify such news release as a "designated news release" for the purposes of the prospectus in writing on the face page of the version of such news release that the Corporation files on SEDAR+ (any such news release, a "Designated News Release"), and each such Designated News Release shall be deemed to be incorporated by reference into this prospectus supplement only for the purposes of the Offering.

In addition, to the extent that any document or information incorporated by reference into this prospectus supplement is filed with, or furnished to, the SEC pursuant to the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") after the date of this prospectus supplement and prior to the termination or completion of the Offering, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part (in the case of a report on Form 6-K, other than in respect of a Designated News Release, only if and to the extent expressly provided therein).

Upon new annual financial statements and related MD&A of the Corporation being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that the prospectus supplement is effective, the previous annual financial statements and related MD&A and the Interim Financial Statements and related MD&A of the Corporation most recently filed shall be deemed to no longer be incorporated by reference into the prospectus supplement for purposes of future offers and sales of Offered Shares. Upon new interim financial statements and related MD&A of the Corporation being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that the prospectus supplement is effective, the previous interim financial statements and related MD&A of the Corporation most recently filed shall be deemed to no longer be incorporated by reference into the prospectus supplement for purposes of future offers and sales of Offered Shares. Upon a new annual information form of the Corporation being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that the prospectus supplement is effective, notwithstanding anything herein to the contrary, the following documents shall be deemed to no longer be incorporated by reference into the prospectus supplement for purposes of future offers and sales of Offered Shares: (i) the Annual Information Form; (ii) any material change reports filed by the Corporation prior to the end of the financial year in respect of which the new annual information form is filed; (iii) any business acquisition reports filed by the Corporation for acquisitions completed prior to the beginning of the financial year in respect of which the new annual information form is filed; and (iv) any information circulars filed by the Corporation prior to the beginning of the financial year in respect of which the new annual information form is filed. Upon a new management information circular prepared in connection with an annual general meeting of the Corporation being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that the prospectus supplement is effective, the previous management information circular prepared in connection with an annual general meeting of the Corporation shall be deemed to no longer be incorporated by reference into the prospectus supplement for purposes of future offers and sales of Offered Shares.

References to the Corporation's website in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.

THE CORPORATION

The following is a summary of information about the Corporation and does not contain all the information about the Corporation that may be important. Please read the more detailed information included in this prospectus supplement, including the section entitled "Risk Factors", and the base shelf prospectus and any documents incorporated by reference herein and therein. See "Documents Incorporated by Reference".

General

The Corporation is a mineral exploration company focused on creating shareholder value through discovery. The Corporation holds a 100% interest in the mineral property known as the "Panuco Silver-Gold Project" (the "Panuco Project") located in the Panuco-Copala mining district in the municipality of Concordia in the State of Sinaloa, Mexico, which interest the Corporation holds through its wholly-owned subsidiaries, Canam Alpine Ventures Ltd. ("Canam") and Minera Canam S.A. de C.V. ("Minera Canam") As of the date hereof, the Corporation's only material property is the Panuco Project.

Further information regarding the Panuco Project and the business and operations of the Corporation can be found in the Annual Information Form and the other materials incorporated or deemed to be incorporated by reference into this prospectus supplement. See "Documents Incorporated by Reference", and see also "Risk Factors" in this prospectus supplement, the base shelf prospectus and the Annual Information Form.

Intercorporate Relationships

The Corporation has five wholly-owned direct subsidiaries: Canam (incorporated in British Columbia), La Garra Resources Corp. (British Columbia), Sinaloa Minerals Exploration Corp. (British Columbia), Panuco Silver Resources Corp. (British Columbia) and Goanna Resources, S.A.P.I. de C.M. (Mexico).

Canam has two wholly-owned direct subsidiaries: Operaciones Canam Alpine S.A. de C.V. (Mexico) and Minera Canam (Mexico).

Recent Developments

On May 3, 2024, the Corporation completed the acquisition of two claims comprising 10,667 hectares located south of and partially adjacent to the Panuco Project.

On June 20, 2024, the Corporation announced the closing of the Spin-Off effective June 24, 2024.

On September 19, 2024, the Corporation announced the closing of the Bought Deal Offering.  On September 25, 2024, the Corporation announced the exercise of the Bought Deal Over-Allotment Option.

On September 26, 2024 the Corporation released its second annual Sustainability Report, highlighting the Corporation's ongoing commitment to Environmental, Social and Governance practices.

On October 17, 2024, the Corporation completed the acquisition of the past-producing La Garra-Metates district situated in the Panuco - San Dimas corridor.

On November 5, 2024, the Corporation announced that, effective November 7, 2024, the Common Shares would be delisted from the TSX Venture Exchange ("TSXV") and start trading on the TSX under the symbol "VZLA".

On January 6, 2025, the Corporation announced an updated mineral resource estimate for the Panuco Project and, on February 20, 2025, the Corporation filed the Technical Report in respect of such update.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since the date of the Interim Financial Statements, which have not been disclosed in this prospectus supplement or the documents incorporated by reference herein.

The Corporation may, from time to time during the period that the Aggregate Offering remains in effect, issue and sell Offered Shares having an aggregate sale price of up to US$100,000,000 (US$83,046,051 in respect of the Offering). See "Plan of Distribution". As a result of the Offering, the shareholders' equity of the Corporation will increase by the amount of the net proceeds of the Offering and the number of issued and outstanding Common Shares will increase by the number of Offered Shares actually distributed under the Offering.

USE OF PROCEEDS

The Corporation intends to use the net proceeds from the Offering, if any, to fund ongoing work programs to advance the Panuco Project, for working capital and for general corporate purposes. The Corporation may, from time to time, issue securities (including equity and debt securities) other than pursuant to this prospectus supplement.

The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. Sales of Offered Shares, if any, will be made in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102 and an "at-the-market offering" as defined in Rule 415 under the U.S. Securities Act, including sales made by the Agents directly on the TSX, the NYSE American or any other trading market for the Common Shares in Canada or the United States. Any proceeds that the Corporation receives will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. The net proceeds to the Corporation of any given distribution of Offered Shares through the Agents under the Distribution Agreement will represent the gross proceeds of the Offering, after deducting the applicable Placement Fee, any transaction or filing fees imposed by any governmental, regulatory or self-regulatory organization in connection with any such sales of Offered Shares and the expenses of the Offering. The gross proceeds of the Aggregate Offering will be up to US$100,000,000 (US$83,046,051 in respect of the Offering). The Agents will receive the Placement Fee of 3.0% of the gross proceeds from the sale of the Offered Shares. Any Placement Fee paid to the Agents will be paid out of the proceeds from the sale of the Offered Shares. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. See "Plan of Distribution".

The Corporation generates no operating revenue from the exploration activities on its property interests and has negative cash flow from operating activities. To the extent that the Corporation has negative cash flows in future periods, it may need to deploy a portion of net proceeds from the Offering to fund such negative cash flow.

While the Corporation currently anticipates that it will use the net proceeds of the Offering as set forth above, the Corporation may re-allocate the net proceeds of the Offering from time to time, giving consideration to its strategy relative to the market, development and changes in the industry and regulatory landscape, as well as other conditions relevant at the applicable time. Overall, management of the Corporation will have broad discretion concerning the use of the net proceeds of the Offering, as well as the timing of their expenditure, and pending their use, the Corporation may invest the net proceeds of the Offering in a manner that does not produce income or that loses value. See "Risk Factors" in this prospectus supplement and the base shelf prospectus.

DESCRIPTION OF COMMON SHARES

The Corporation's authorized share capital consists of an unlimited number of Common Shares without par value, of which 291,660,438 Common Shares were issued and outstanding as of March 18, 2025. For a summary of certain material attributes and characteristics of the Common Shares, see "Description of Securities - Common Shares" in the base shelf prospectus.

PLAN OF DISTRIBUTION

In accordance with the terms of the Distribution Agreement, and except as noted herein, the Corporation may distribute Offered Shares having an aggregate sale price of up to US$100,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) from time to time through the Agents as agents for the distribution of the Offered Shares pursuant to the Aggregate Offering. As of immediately prior to the filing date of this prospectus supplement, 8,032,180 Offered Shares having an aggregate sale price of US$16,953,948 were distributed under the Distribution Agreement pursuant to the Prior Prospectus Supplement. Offered Shares having an aggregate Offering amount of up to US$83,046,051 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) are being offered under this prospectus supplement. No further Offered Shares will be distributed pursuant to the Prior Prospectus Supplement, and all distributions of Offered Shares will continue under this prospectus supplement.

Sales of Offered Shares, if any, under the prospectus will be made in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102 and an "at-the-market offering" as defined in Rule 415 of the U.S. Securities Act, involving sales made directly on the TSX, the NYSE American or any other trading market for the Common Shares in Canada or the United States. Subject to the terms and conditions of the Distribution Agreement and upon receipt of instructions provided by the Corporation in a Placement Notice (as defined below), the Agents, or selling agents thereof, will severally and not jointly use their commercially reasonable efforts, consistent with their normal trading and sales practices, applicable laws and the applicable rules of the TSX, the NYSE American or any other applicable trading market for the Common Shares in Canada or the United States, to sell the Offered Shares directly on the TSX, the NYSE American or any other trading market for the Common Shares in Canada or the United States in accordance with the parameters specified by the Corporation. The Offered Shares will be distributed at market prices prevailing at the time of the sale of such Offered Shares. As a result, prices may vary as between purchasers and during the period of distribution.

The Corporation will instruct an Agent as to the number of Offered Shares to be sold by such Agent from time to time by sending the Agents a notice (a "Placement Notice") that requests that the Agents sell up to a specified dollar amount or a specified number of Offered Shares and specifies any parameters in accordance with which the Corporation requires that the Offered Shares be sold. Any Placement Notice delivered to an Agent shall be effective upon receipt by the applicable Agent unless and until (i) the applicable Agent declines to accept the terms contained therein for any reason, in its sole discretion, in accordance with the terms of the Distribution Agreement, (ii) the entire amount of Offered Shares under the Placement Notice are sold, (iii) the Corporation suspends or terminates the Placement Notice in accordance with the terms of the Distribution Agreement, (iv) the Corporation issues a subsequent Placement Notice with parameters superseding those included on the earlier dated Placement Notice, or (v) the Distribution Agreement is terminated in accordance with its terms. The Corporation or the Agents may suspend the Offering upon proper notice and subject to other conditions set forth in the Distribution Agreement. The applicable Agent will provide written confirmation to the Corporation no later than the opening of the trading day immediately following the trading day on which it has made sales of Offered Shares, setting forth the number of Offered Shares sold on such day, the average price of the Offered Shares sold, the gross proceeds, the compensation payable by the Corporation to the Agents with respect to such sale and the net proceeds payable to the Corporation. The obligations of the Agents under the Distribution Agreement to sell Offered Shares are subject to a number of conditions that the Corporation must meet. The Agents will not be required to purchase Offered Shares on a principal basis pursuant to the Distribution Agreement.

Settlement for sales of Offered Shares will occur on the first business day following the date on which any sales are made, or on such earlier day as is agreed by the parties to be industry practice for regular-way trading, in return for payment of the net proceeds to the Corporation. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares through the TSX or another Canadian marketplace will be settled through the facilities of CDS Clearing and Depository Services Inc. or by such other means as permitted by the Distribution Agreement and sales of Offered Shares in through the NYSE American or another United States marketplace will be settled through the facilities of The Depository Trust Corporation or by such other means as permitted by the Distribution Agreement. Sales of Offered Shares in the United States will be settled through the facilities of The Depository Trust Company or by such other means as permitted by the Distribution Agreement.

Pursuant to the terms of the Distribution Agreement, the Corporation will compensate the Agents for their services in acting as agents in the sale of the Offered Shares pursuant to the Offering in an amount of 3.0% of the gross proceeds from sales of the Offered Shares made on the TSX, the NYSE American or any other trading market for the Common Shares in Canada or the United States. The Corporation estimates that the total expenses it will incur for the Aggregate Offering (excluding the Placement Fee) will be approximately US$400,000. The Corporation has also agreed to reimburse the Agents for certain specified fees, taxes and disbursements, including the fees, taxes and disbursements of their counsel, payable upon execution of the Distribution Agreement and in connection with each diligence bring-down thereafter.

In connection with the sales of the Offered Shares on the Corporation's behalf, each of the U.S. Agents may be deemed to be an "underwriter" within the meaning of the U.S. Securities Act, and the compensation paid to the U.S. Agents may be deemed to be underwriting commissions or discounts. The Corporation has agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act and under Canadian securities laws. In addition, the Corporation has agreed to pay certain reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Distribution Agreement.

As sales agents, the Agents will not engage in any transactions to stabilize or maintain the price of the Common Shares in connection with any offer or sales of Offered Shares pursuant to the Distribution Agreement. No underwriter of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this prospectus supplement, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

The Corporation will also disclose the number and average price of Offered Shares sold, as well as the total gross proceeds, commission and net proceeds from sales hereunder, in the ordinary course in its annual and interim financial statements or associated management's discussion and analysis filed on SEDAR+ and EDGAR.

There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out herein, or none at all. An investor will not be entitled to a return of its investment if only a portion of the disclosed maximum offering amount set out herein is in fact raised.

The Offering will terminate upon the earlier of: (i) the sale of all Offered Shares subject to the Distribution Agreement by the Agents; and (ii) termination of the Distribution Agreement in accordance with its terms. The Corporation and the Agents may each terminate the Distribution Agreement in their sole discretion at any time by giving ten days prior written notice to the other party or under the circumstances specified in the Distribution Agreement.

If the Corporation or any Agent has reason to believe that the Common Shares are no longer "actively-traded securities" as defined under Rule 101(c)(l) of Regulation M under the Exchange Act, that party will promptly notify the others and sales of Offered Shares pursuant to the Distribution Agreement or any terms agreement will be suspended until in the Corporation's and the Agents' collective judgment Rule 101(c)(1) or another exemptive provision has been satisfied.

The outstanding Common Shares are listed and posted for trading on the TSX, the NYSE American and on the Frankfurt Exchange. The NYSE American has approved the listing of the Offered Shares distributed under the Offering. In addition, the Corporation has applied to list the Offered Shares on the TSX.

Other Relationships

Certain of the Agents and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for the Corporation and to persons and entities with relationships with the Corporation, for which they received or may in the future receive customary fees and expenses. In the course of their business, the Agents and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to the Corporation's assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Corporation. The Agents and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments. To the extent required by Regulation M under the Exchange Act, the Agents will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this prospectus supplement.

TRADING PRICE AND VOLUME

The outstanding Common Shares are listed and posted for trading on the TSX and the NYSE American and trade under the symbol "VZLA". On November 7, 2024, the Corporation graduated to the TSX from the TSXV and as such, the Common Shares were delisted from the TSXV at the end of the trading day on November 6, 2024 and began trading on the TSX on November 7, 2024.

The following table sets forth the high and low sale prices in Canadian dollars and trading volumes for the Common Shares on the TSX, and prior to November 7, 2024, the TSXV, for the previous 12 months prior to the date of this prospectus supplement:

Month	High	Low	Volume
March 1 - 18, 2025	C$3.43	C$2.74	7,422,134
February 2025	C$3.37	C$2.68	8,333,529
January 2025	C$3.11	C$2.44	12,272,937

Month	High	Low	Volume
December 2024	C$2.825	C$2.40	7,127,834
November 2024	C$2.91	C$2.33	18,074,191
October 2024	C$3.31	C$2.49	20,488,085
September 2024	C$2.97	C$2.43	31,217,134
August 2024	C$2.93	C$2.30	8,803,770
July 2024	C$3.02	C$2.28	8,634,994
June 2024	C$2.52	C$2.19	7,287,168
May 2024	C$2.63	C$1.79	14,519,011
April 2024	C$2.15	C$1.78	10,002,495
March 2024	C$1.80	C$1.46	6,142,229

On March 18, 2025, the last trading day prior to the date of this prospectus supplement, the closing price of the Common Shares on the TSX was C$3.43.

The following table sets forth the high and low sale prices in United States dollars and trading volumes for the Common Shares on the NYSE American for the previous 12 months prior to the date of this prospectus supplement:

Month	High	Low	Volume
March 1 - 18, 2025	US$2.36	US$1.90	30,867,790
February 2025	US$2.38	US$1.85	35,302,949
January 2025	US$2.16	US$1.69	33,999,656
December 2024	US$2.00	US$1.67	24,812,141
November 2024	US$2.11	US$1.67	35,435,786
October 2024	US$2.40	US$1.83	33,702,687
September 2024	US$2.19	US$1.79	27,178,348
August 2024	US$2.14	US$1.68	22,220,418
July 2024	US$2.21	US$1.68	19,720,497
June 2024	US$1.85	US$1.59	20,266,607
May 2024	US$1.92	US$1.30	36,731,481
April 2024	US$1.58	US$1.27	22,268,247
March 2024	US$1.34	US$1.08	8,596,017

On March 18, 2025, the last trading day prior to the date of this prospectus supplement, the closing price of the Common Shares on the NYSE American was US$2.40.

MINERAL PROPERTY

The Technical Report was filed by the Corporation on February 20, 2025.

The disclosure required by Section 9.1 of Form 44-101F1 is included in the attached Appendix A to this prospectus supplement.

PRIOR SALES

Common Shares

During the twelve-month period prior to the date of this prospectus supplement, the Corporate has issued:

(a) 448,137 Common Shares on May 8, 2024 pursuant to an asset purchase agreement dated March 5, 2024 between Minera Canam and Inca Azteca Gold S.A.P.I de C.V.;

(b) an aggregate of 642,735 Common Shares between June 13, 2024 and July 26, 2024 upon the exercise of broker warrants issued in connection with a prospectus offering completed on November 15, 2022 at a price of C$1.45;

(c) an aggregate of 1,553,305 Common Shares between May 21, 2024 and February 10, 2025 upon the exercise of compensation options issued in connection with the offering completed on February 9, 2023 at a price of C$1.65;

(d) an aggregate of 11,693,350 Common Shares between May 15, 2024 and November 15, 2024 upon the exercise of warrants issued in connection with a prospectus offering completed on November 15, 2022 at a price of C$2.00;

(e) an aggregate of 1,126,447 Common Shares between May 23, 2024 and October 4, 2024 upon the exercise of broker warrants issued in connection with a prospectus offering completed on February 28, 2024 at a price of C$1.50;

(f) 25,000,000 Common Shares on September 19, 2024 pursuant to the Bought Deal;

(g) 3,750,000 Common Shares on September 26, 2024 pursuant to the Bought Deal Over-Allotment Option;

(h) an aggregate of 734,127 Common Shares on October 17, 2024 and January 16, 2025 pursuant to an asset purchase agreement dated March 27, 2024 between the Corporation and Exploradora Minera La Hacienda S.A. de C.V. and Manuel de Jesus Hernandez Tovar pursuant to which the Corporation acquired all of the outstanding shares of Goanna Resources, S.A.P.I de C.V.;

(i) an aggregate of 8,032,180 Common Shares between October 28, 2024 and March 14, 2025 pursuant to the Prior Prospectus Supplement with prices ranging from US$1.87 to US$2.24;

(j) an aggregate of 368,502 Common Shares upon the conversion of restricted share units issued on February 10, 2023; and

(k) an aggregate of 6,479,763 Common Shares pursuant issued on the exercise of stock options granted pursuant to the Corporation's omnibus equity plan, particulars of which are set forth in the following table:

Date	Price	Number of Securities
April 15, 2024	C$1.60	314,000
April 15, 2024	C$1.74	60,000
April 15, 2024	C$1.44	140,000
April 15, 2024	C$1.69	75,000
April 15, 2024	C$0.76	36,250

Date	Price	Number of Securities
April 18, 2024	C$1.60	32,000
April 19, 2024	C$0.76	30,000
April 19, 2024	C$1.40	10,000
May 2, 2024	C$0.76	3,791
May 21, 2024	C$1.40	5,000
May 21, 2024	C$0.66	450,000
May 21, 2024	C$0.76	450,000
May 21, 2024	C$2.22	15,000
May 23, 2024	C$0.16	100,000
May 23, 2024	C$1.40	25,000
May 23, 2024	C$1.44	25,000
May 28, 2024	C$1.60	75,000
May 28, 2024	C$1.60	25,000
May 30, 2024	C$1.40	25,000
May 30, 2024	C$1.60	16,000
May 30, 2024	C$1.44	25,000
May 30, 2024	C$1.74	28,000
May 30, 2024	C$2.25	70,000
May 30, 2024	C$2.22	135,000
June 3, 2024	C$1.60	22,000
June 3, 2024	C$1.74	24,000
June 12, 2024	C$2.25	70,000
June 12, 2024	C$0.16	250,000
June 20, 2024	C$1.44	50,000
June 24, 2024	C$0.76	100,000
June 24, 2024	C$0.66	100,000
June 24, 2024	C$0.14	125,000
July 15, 2024	C$2.22	25,000
July 19, 2024	C$1.40	53,200
July 25, 2024	C$2.45	100,000
July 31, 2024	C$1.44	50,000
August 14, 2024	C$1.60	3,000
August 14, 2024	C$1.43	140,000
August 22, 2024	C$0.76	10,000
August 22, 2024	C$1.60	3,000

Date	Price	Number of Securities
September 3, 2024	C$1.60	12,000
September 3, 2024	C$2.22	200,000
September 5, 2024	C$2.22	100,000
September 20, 2024	C$1.60	12,000
September 26, 2024	C$1.35	80,000
October 4, 2024	C$2.20	200,000
October 16, 2024	C$1.43	40,400
October 16, 2024	C$1.39	6,800
October 16, 2024	C$2.05	100,000
October 16, 2024	C$2.20	35,000
October 18, 2024	C$2.20	65,000
October 18, 2024	C$2.23	100,000
October 21, 2024	C$1.43	99,600
October 21, 2024	C$1.59	15,000
October 22, 2024	C$1.59	58,000
October 22, 2024	C$1.72	15,000
October 25, 2024	C$2.20	5,000
October 28, 2024	C$0.68	15,000
November 25, 2024	C$1.43	19,722
January 13, 2025	C$0.65	325,000
February 4, 2025	C$2.05	37,500
February 5, 2025	C$1.43	10,000
February 5, 2025	C$2.05	37,500
February 6, 2025	C$1.59	6,000
February 6, 2025	C$2.05	75,000
February 7, 2025	C$1.43	100,000
February 7, 2025	C$1.59	384,000
February 7, 2025	C$2.20	185,000
February 21, 2025	C$1.72	32,000
February 28, 2025	C$1.59	4,000
March 6, 2025	C$2.23	20,000
March 14, 2025	C$2.32	220,000
March 14, 2025	C$2.23	120,000
March 17, 2025	C$1.59	325,000
March 18, 2025	C$1.59	125,000

Stock Options

The following table summarizes details of the stock options (the "Stock Options") issued by the Corporation during the 12 months prior to the date of this prospectus supplement:

Date	Security	Exercise Price	Number of Securities
June 12, 2024	Stock Options(1)	C$2.26	6,050,000

Notes:

(1) Issued to directors, officers, employees and consultants of the Corporation. The Stock Options expire on June 12, 2029 and will vest over two years.

Restricted Share Units

The following table summarizes details of the restricted stock units ("RSUs") issued by the Corporation during the 12 months prior to the date of this prospectus supplement:

Date	Security	Fair Value of RSU	Number of RSUs
June 12, 2024	RSUs	C$2.34	775,000

Note:

(1) Issued to directors, officers, employees and consultants of the Corporation. The RSUs will vest over three years.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations based on the provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the "Tax Act"), generally applicable to a holder who acquires, as beneficial owner, Offered Shares pursuant to the Offering, and who, for the purposes of the Tax Act and at all relevant times, holds the Offered Shares as capital property and deals at arm's length and is not affiliated with the Corporation, the Agents, and any subsequent purchaser of such securities. A holder who meets all of the foregoing requirements is referred to as a "Holder" herein, and this summary only addresses such Holders. Generally, Offered Shares will be considered to be capital property to a Holder, provided the Holder does not hold, or is not deemed to hold, the Offered Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder (i) that is a "financial institution", as defined in the Tax Act for the purposes of the mark-to-market rules in the Tax Act, (ii) that is a "specified financial institution", as defined in the Tax Act, (iii) an interest in which is a "tax shelter investment" as defined in the Tax Act, (iv) that has elected to determine its Canadian tax results in a "functional currency" other than the Canadian dollar, (v) that has entered into or will enter into a "derivative forward agreement" or a "synthetic disposition arrangement" with respect to the Offered Shares, (vi) that receives dividends on Offered Shares under or as part of a "dividend rental arrangement", as defined in the Tax Act, (vii) that is a "foreign affiliate" (as defined in the Tax Act) of a taxpayer resident in Canada, or (viii) that is exempt from tax under Part I of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is, or becomes (or does not deal at arm's length with a corporation resident in Canada for purposes of the Tax Act that is, or becomes), as part of a transaction or event or series of transactions or events that includes the acquisition of Offered Shares, controlled by a non-resident person or a group of non-resident persons that do not deal with each other at arm's length for purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Offered Shares.

This summary is based upon the current provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations thereunder that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "CRA"), published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. If the Proposed Amendments are not enacted or otherwise implemented as presently proposed, the tax consequences may not be as described below in all cases.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA's administrative policies and assessing practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. This summary does not address the deductibility of interest on any funds borrowed by a purchaser of Offered Shares. Holders should consult their own tax advisors with respect to the tax consequences applicable to them, having regard to their own particular circumstances.

Currency Conversion

Subject to certain exceptions that are not discussed herein, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in a foreign currency must generally be converted into Canadian dollars based on the rate quoted by the Bank of Canada for the exchange of the foreign currency for Canadian dollars on the date such amounts arise, or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Taxation of Resident Holders

The following portion of this summary applies to Holders (as defined above) who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (herein, "Resident Holders") and this portion of the summary only addresses such Resident Holders. Certain Resident Holders who might not be considered to hold their Offered Shares as capital property may, in certain circumstances, be entitled to have them and any other "Canadian security" (as defined in the Tax Act) held by the particular Resident Holder in the taxation year of the election and in all subsequent taxation years be treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Resident Holders contemplating such election should consult their own tax advisors for advice as to whether it is available and, if available, whether it is advisable in their particular circumstances.

Taxation of Dividends

A Resident Holder will be required to include in computing income for a taxation year any dividends received, or deemed to be received, in the year by the Resident Holder on the Offered Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit provisions where the Corporation designates the dividend as an "eligible dividend" in accordance with the provisions of the Tax Act. There may be restrictions on the ability of the Corporation to designate any particular dividend as an "eligible dividend".

A dividend received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but will generally be deductible in computing the corporation's taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors in this regard.

A Resident Holder that is a "private corporation" (as defined in the Tax Act), or any other corporation resident in Canada and controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) generally will be liable to pay an additional tax (refundable under certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares in a year to the extent such dividends are deductible in computing taxable income for the year.

Disposition of Offered Shares

A Resident Holder who disposes, or is deemed to dispose, of an Offered Share (except to the Corporation, unless purchased by the Corporation in the open market in the manner in which shares would normally be purchased by any member of the public in an open market, or in a tax-deferred transaction) generally will realize a capital gain (or capital loss) in the taxation year of disposition equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of such Offered Shares, as the case may be, immediately before the disposition or deemed disposition. The taxation of capital gains and capital losses is generally described below under the heading "Capital Gains and Capital Losses".

The cost to a Resident Holder of Offered Shares acquired pursuant to the Offering will be averaged with the adjusted cost base of any other Common Shares held by such Resident Holder as capital property immediately prior to such acquisition for the purposes of determining the Resident Holder's adjusted cost base of each Offered Share.

Capital Gains and Capital Losses

Subject to the Capital Gains Tax Proposals (as defined below), generally, under the current provisions of the Tax Act, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized in the year, and is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against net taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act (as proposed to be amended by the Capital Gains Tax Proposals).

Under the Proposed Amendments released on August 12, 2024 and September 23, 2024 (collectively, the "Capital Gains Tax Proposals"), generally, a Resident Holder is required to include in computing its income for a taxation year two-thirds of the amount of any such capital gain realized in the year, and is required to deduct two-thirds of the amount of any such capital loss sustained in a taxation year from taxable capital gains realized in the year by such Resident Holder. However, under the Capital Gains Tax Proposals, a Resident Holder that is an individual (excluding most types of trusts) is effectively required to include in income only one-half of net capital gains realized (including net capital gains realized indirectly through a trust or partnership) in a taxation year up to a maximum of $250,000, with the two-thirds inclusion rate applying to the portion of net capital gains realized in the year that exceed $250,000. The Capital Gains Tax Proposals also contemplate adjustments of carried forward or carried back allowable capital losses to account for changes in the relevant inclusion and deduction rates.

The foregoing summary only generally describes the considerations applicable under the Capital Gains Tax Proposals, and is not an exhaustive summary of the considerations that could arise in respect of the Capital Gains Tax Proposals. Furthermore, the Capital Gains Tax Proposals could be subject to further changes, no assurance can be given that the Capital Gains Tax Proposals will be enacted as proposed or at all. In particular, on January 31, 2025, the Minister of Finance (Canada) announced that the federal government is deferring the effective date of the Capital Gains Tax Proposals from June 25, 2024 to January 1, 2026. In response to the Department of Finance's announcement, the CRA announced that it will administer the currently enacted capital gains inclusion rate of one-half as provided in the Tax Act until January 1, 2026. Resident Holders should consult their own tax advisors with regard to the Capital Gains Tax Proposals.

A capital loss realized on the disposition or deemed disposition of an Offered Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on such Offered Share, or a share substituted for such share, to the extent and in the circumstances specified by the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Offered Shares. A Resident Holder to which these rules may be relevant is urged to consult its own tax advisor.

Additional Refundable Tax

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) or that is at any time in its taxation year a "substantive CCPC" (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its "aggregate investment income", which is defined in the Tax Act to include amounts in respect of (i) dividends or deemed dividends that are not deductible in computing the Resident Holder's taxable income, and (ii) taxable capital gains.

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.

Taxation of Non-Resident Holders

The following portion of this summary is generally applicable to Holders who, for the purposes of the Tax Act and at all relevant times: (i) are neither resident nor deemed to be resident in Canada, and (ii) do not use or hold Offered Shares in the course of business carried on or deemed to be carried on in Canada. Holders who meet all of the foregoing requirements are referred to herein as "Non-Resident Holders", and this portion of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or an "authorized foreign bank" (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Taxation of Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Corporation are subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless reduced by the terms of an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, under the Canada-United States Tax Convention (1980) as amended (the "Treaty"), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and entitled to full benefits under the Treaty (a "U.S. Holder") is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Corporation's voting shares). The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting of which Canada is a signatory, affects many of Canada's bilateral tax treaties (but not the Treaty), including the ability to claim benefits thereunder. Non-Resident Holders should consult their own tax advisors in this regard.

Disposition of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless such Offered Share constitutes "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty or convention.

Provided the Offered Shares are listed on a "designated stock exchange", as defined in the Tax Act (which currently includes the TSX and the NYSE American) at the time of disposition, the Offered Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm's length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Corporation; and (ii) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource property", "timber resource property" (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties whether or not such property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Offered Shares may be deemed to be taxable Canadian property to a Non-Resident Holder.

Even if the Offered Shares are taxable Canadian property of a Non-Resident Holder at the time of disposition, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Offered Shares by virtue of an applicable income tax treaty or convention. In cases where a Non-Resident Holder disposes, or is deemed to dispose, of an Offered Share that is taxable Canadian property of that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption from tax under the Tax Act or pursuant to the terms of an applicable income tax treaty or convention, the consequences under the headings "Taxation of Resident Holders - Disposition of Offered Shares" and "Taxation of Resident Holders - Capital Gains and Capital Losses" will generally be applicable to such disposition.

Non-Resident Holders who may hold Offered Shares as taxable Canadian property should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the anticipated U.S. federal income tax considerations generally applicable to a U.S. Holder (as defined below) of the ownership and disposition of the Common Shares. This discussion addresses only holders who acquire Common Shares pursuant to this Offering and hold such Common Shares as "capital assets" (generally, assets held for investment purposes).

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations, administrative pronouncements and rulings of the United States Internal Revenue Service (the "IRS"), and the Treaty, all as in effect on the date hereof, and all of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. This summary does not describe any state, local or foreign tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., alternative minimum tax, the 3.8% Medicare tax on certain net investment income, or estate or gift tax). Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. U.S. Holders should consult their own tax advisers regarding such matters.

No ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership or disposition of the Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the discussion set forth in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.

This summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder as a result of the ownership and disposition of the Common Shares, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules, including, but not limited to, tax exempt organizations, partnerships and other pass-through entities and their owners, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, persons that hold the Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other similar arrangements, persons that acquired the Common Shares in connection with the exercise of employee share options or otherwise as compensation for services, persons that are resident or ordinarily resident in or have permanent establishment in a jurisdiction outside the United States, brokers, dealers or traders in securities or foreign currencies, traders in securities electing to mark to market, U.S. persons whose functional currency (as defined in the Code) is not the U.S. dollar, U.S. expatriates, or persons that own directly, indirectly or by application of the constructive ownership rules of the Code 10% or more of the Corporation's shares by voting power or by value.

As used herein, a "U.S. Holder" is a beneficial owner of the Common Shares who, for U.S. federal income tax purposes, is: (1) an individual who is a citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the Common Shares, the tax treatment of a partner in or owner of the partnership or other entity or arrangement will generally depend upon the status of the partner or owner and the activities of the entity. Prospective investors who are partners in partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes) that are beneficial owners of the Common Shares are urged to consult their own tax advisors regarding the tax consequences of the ownership and disposition of the Common Shares.

This summary is of a general nature only and is not intended to be tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors are urged to consult their own tax advisors regarding the application of federal income tax laws to their particular circumstances, as well as any state, provincial, local, non-U.S. and other tax consequences of investing in the Common Shares and acquiring, holding or disposing of the Common Shares.

Passive Foreign Investment Company Rules

A foreign corporation will generally be considered a passive foreign investment company ("PFIC") for any taxable year in which (1) 75% or more of its gross income is "passive income" under the PFIC rules or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) "passive income". In general, "passive income" includes dividends, interest, certain rents and royalties and certain gains, including the excess of gains over losses from certain commodities transactions. Net gains from commodities transactions are generally treated as passive income unless such gains are active business gains from the sale of commodities and "substantially all" of the Corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business. Moreover, for purposes of determining if the foreign corporation is a PFIC, if the foreign corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it directly holds its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the Corporation will generally continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, unless certain elections are made.

The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees.  The Corporation believes that it may have been classified as a PFIC for prior taxable years and may continue to be classified as a PFIC for the current taxable year, but the Corporation expects that it may cease being classified as a PFIC once it begins to generate revenues from operations. The Corporation's status as a PFIC in any taxable year, however, requires a factual determination that can only be made annually after the close of each taxable year. Therefore, there can be no assurance as to whether the Corporation will be classified as a PFIC for the current taxable year or for any future taxable year.

If the Corporation is classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of the Common Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any "Excess Distribution" (as defined below) received in respect of Common Shares as if such items had been earned ratably over each day in the U.S. Holder's holding period (or a portion thereof) for Common Shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made, and to any taxable years in such U.S. Holder's holding period that are before the first taxable year in which the Corporation is treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder's gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of Common Shares as security for a loan may be treated as a taxable disposition of Common Shares. An "Excess Distribution" is the amount by which distributions during a taxable year in respect of a common share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder's holding period for Common Shares).

Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which the Corporation is treated as a PFIC with respect to such U.S. Holder and any of the Corporation's subsidiaries is also treated as a PFIC (a "Subsidiary PFIC"). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder's percentage ownership in the Corporation.

The adverse tax consequences described above may be mitigated if a U.S. Holder makes a timely "qualified electing fund" election ("QEF Election"), with respect to its interest in the PFIC. If a U.S. Holder makes a timely QEF Election with respect to the Corporation, provided that the necessary information is provided by the Corporation, the electing U.S. Holder would be required in each taxable year that the Corporation is considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder's pro rata share of the ordinary earnings of the Corporation and (ii) as capital gain, the U.S. Holder's pro rata share of the net capital gain (if any) of the Corporation, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder's basis in Common Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in Common Shares and will not be taxed again as distributions to the U.S. Holder.

A QEF Election made with respect to the Corporation will not apply to any Subsidiary PFIC; a QEF Election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF Election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible for U.S. federal income tax purposes if the U.S. Holder were an individual).

The U.S. federal income tax on any gain from the disposition of Common Shares or from the receipt of Excess Distributions may be greater than the tax if a timely QEF Election is made in the first year in which a U.S. Holder holds Common Shares. There can be no assurance, however, that the Corporation will make available to U.S. Holders the information necessary to make a QEF Election for any taxable year in which the Corporation is a PFIC. U.S. Holders are urged to consult their own tax advisors about the U.S. federal income tax consequences to them if they are unable to make a timely and valid QEF Election for any taxable year in which the Corporation is treated as PFIC.

Alternatively, if the Corporation was to be classified as a PFIC, a U.S. Holder could also avoid certain rules described above by making a mark-to-market election (a "Mark-to-Market Election"), instead of a QEF Election, provided Common Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable U.S. Treasury Regulations. However, a U.S. Holder will not be permitted to make a Mark-to-Market Election with respect to a Subsidiary PFIC. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a Mark-to-Market Election, as well as the advisability of making a protective QEF Election in case the Corporation is classified as a PFIC in any taxable year.

During any taxable year in which the Corporation or any Subsidiary PFIC is classified as a PFIC with respect to a U.S. Holder, that U.S. Holder generally must file IRS Form 8621. U.S. Holders should consult their own tax advisers concerning annual filing requirements.

Distributions on Common Shares

In general, subject to the PFIC rules discussed above, the gross amount of any distribution received by a U.S. Holder with respect to the Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as dividend income to the extent attributable to the Corporation's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because the Corporation does not expect to maintain calculations of the Corporation's earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes.

The amount of any distributions paid in Canadian dollars will equal the U.S. dollar value of such distributions determined by reference to the exchange rate on the day they are received by the U.S. Holder (with the value of such distributions computed before any reduction for any Canadian withholding tax), regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder will have a tax basis in Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the distribution. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss generally will be treated as U.S. source ordinary income or loss.

Subject to applicable limitations and provided the Corporation is eligible for the benefits of the Treaty or the Common Shares are readily tradable on a United States securities market, dividends paid by the Corporation to non-corporate US Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Corporation is not classified as a PFIC in the tax year of distribution or in the preceding tax year. Any amount of distributions treated as dividends generally will not be eligible for the dividends received deduction available to certain corporate U.S. Holders in respect of dividends received from U.S. corporations.

Distributions to a U.S. Holder with respect to the Common Shares may be subject to Canadian non-resident withholding tax. See "Certain Canadian Federal Income Tax Considerations" above. Any Canadian withholding tax paid will not reduce the amount treated as received by the U.S. Holder for U.S. federal income tax purposes. However, subject to limitations imposed by U.S. law, a U.S. Holder may be eligible to receive a foreign tax credit for the Canadian withholding tax. For purposes of calculating a U.S. Holder's foreign tax credit, dividends received by such U.S. Holder with respect to the shares of a foreign corporation, including the Common Shares, generally constitute foreign source income. Dividends received by a U.S. Holder with respect to the Common Shares will generally constitute "passive category income" for purposes of the foreign tax credit. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances, including the impact of, and any exception available to, the special income sourcing rule described in this paragraph. U.S. Holders who do not elect to claim a foreign tax credit may be able to claim an ordinary income tax deduction for Canadian income tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year.

Sale, Exchange or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed above, upon a sale, exchange or other taxable disposition of the Common Shares, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale, exchange or other taxable disposition (or, if the amount realized is denominated in Canadian dollars, its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition) and the adjusted tax basis of such Common Shares. If any foreign tax is imposed on the sale, exchange or other disposition of the Common Shares, a U.S. Holder's amount realized will include the gross amount of the proceeds of the disposition before deduction of the tax. A U.S. Holder's initial tax basis in the Common Shares generally will equal the cost of such Common Shares. Such gain or loss will be a long-term capital gain or loss if the Common Shares have been held for more than one year and will be short-term gain or loss if the holding period is equal to or less than one year. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of certain non-corporate U.S. Holders are eligible for reduced rates of taxation. For both corporate and non-corporate U.S. Holders, limitations apply to the deductibility of capital losses. If a U.S. Holder receives any foreign currency on the sale of the Common Shares, the U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the Common Shares and the date the sale proceeds are converted into U.S. dollars.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding on a duly executed IRS Form W-9 or otherwise establishes an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder may be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in the Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in the Common Shares. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the Common Shares.

INTERESTS OF EXPERTS

Information of a scientific or technical nature included in this prospectus supplement is based on the Technical Report prepared by Allan Armitage, Ph. D., P. Geo., of SGS Geological Services ("SGS"), Ben Eggers, MAIG, P.Geo., of SGS, Henri Gouin, P.Eng. of SGS, Peter Mehrfert, P.Eng., of Ausenco Engineering Canada ULC ("Ausenco Engineering"), James Millard, P.Geo., of Ausenco Sustainability Canada ULC ("Ausenco Sustainability"), Scott Elfen, P.E., of Ausenco Engineering and Jonathan Cooper, P.Eng., of Ausenco Sustainability, each a "qualified person" under NI 43-101. To the best of the Corporation's knowledge, after reasonable inquiry, as of the date hereof, Messrs. Armitage, Eggers, Gouin, Mehrfert, Millard, Elfen and Cooper, and the firms they work for beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

MNP LLP is the auditor of the Corporation and has advised the Corporation that they are independent of the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon (a) on behalf of the Corporation by Forooghian + Company Law Corporation and Koffman Kalef LLP with respect to certain Canadian legal matters and by Goodwin Procter LLP with respect to certain United States legal matters, and (b) on behalf of the Agents by Cassels Brock & Blackwell LLP with respect to certain Canadian legal matters and by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain United States legal matters. As of the date hereof, the partners and associates of Forooghian + Company Law Corporation, Koffman Kalef LLP and Cassels Brock & Blackwell LLP each as a group, own, directly or indirectly, less than 1% of the outstanding Common Shares.

EXEMPTION

Pursuant to a decision of the Autorité des marchés financiers dated February 1, 2023, the Corporation was granted exemptive relief from the requirement that this prospectus supplement, the base shelf prospectus and the documents incorporated by reference herein and therein be publicly filed in both the French and English languages. For the purposes of this prospectus supplement, the Corporation is not required to publicly file French versions of this prospectus supplement and the documents incorporated by reference herein.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia.

RISK FACTORS

An investment in the Offered Shares is speculative and subject to risks and uncertainties. The risks and uncertainties described or incorporated by reference in this prospectus are not the only ones the Corporation may face. The occurrence of any one or more of these risks or uncertainties could have a material adverse effect on the value of any investment in the Corporation and the business, prospects, financial position, financial condition or operating results of the Corporation. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently deems immaterial may also become important factors that affect the Corporation and impair the Corporation's business, prospects, financial position, financial condition and operating results.

Prospective investors should carefully consider all information contained in this prospectus supplement, including the base shelf prospectus and all documents incorporated by reference in this prospectus, and in particular should give special consideration to the risk factors set out below and under the section titled "Risk Factors" in the base shelf prospectus and in the Annual Information Form, which is incorporated by reference in this prospectus supplement and which may be accessed on the Corporation's SEDAR+ profile at www.sedarplus.ca, and the information contained in the section entitled "Cautionary Note Regarding Forward-Looking Statements".

Changes to Mining Laws and Regulation

On May 8, 2023, the Mexican Government enacted a decree amending several provisions of the Mining Law, the Law on National Waters, the Law on Ecological Equilibrium and Environmental Protection and the General Law for the Prevention and Integral Management of Waste (the "Decree"), which became effective on May 9, 2023. The Decree amends the mining and water laws, including: (i) the duration of the mining concession titles, (ii) the process to obtain new mining concessions (through a public tender), (iii) imposing conditions on water use and availability for the mining concessions, (iv) the elimination of "free land and first applicant" scheme, (v) new social and environmental requirements in order to obtain and keep mining concessions, (vi) the authorization by the Ministry of Economy of any mining concession's transfer, (vii) new penalties and cancellation of mining concessions grounds due to non-compliance with the applicable laws, (viii) the automatic dismissal of any application for new concessions, and (ix) new financial instruments or collaterals that should be provided to guarantee the preventive, mitigation and compensation plans resulting from the social impact assessments, among other amendments.

These amendments could have an impact on our current and future exploration activities and operations in Mexico. However, the likelihood and extent of such impact is yet to be determined.  On June 7, 2023, the Senators of the opposition parties (PRI, PAN and PRD) filed a constitutional action against the Decree, which is pending to be decided by Plenary of the Supreme Court of Justice. Additionally, on June 17, 2023, the Corporation filed amparo lawsuits, challenging the constitutionality of the Decree. Those amparo lawsuits are pending to be decided by the District Courts in Mexico, and protective suspension rulings preventing the application of the provisions included in the Decree have been granted to the Corporation. On September 12, 2023, the Corporation obtained a suspension injunction protecting against the application of any of the provisions of the Decree, with the final ruling pending resolution.

Loss of Entire Investment

An investment in the Offered Shares is speculative and may result in the loss of an investor's entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.

Macroeconomic Risks

Political and economic instability (including the ongoing conflicts between Russia and Ukraine and Israel and Palestine), global or regional adverse conditions, such as pandemics or other disease outbreaks or natural disasters, currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, inflation and other factors are beyond the Corporation's control. The macroeconomic environment remains challenging and the Corporation's results of operations could be materially affected by such macroeconomic conditions.

Inflationary Pressures

General inflationary pressures may affect labor and other costs, which could have a material adverse effect on the Corporation's financial condition, results of operations and the capital expenditures required to advance the Corporation's business plans. There can be no assurance that any governmental action taken to control inflationary or deflationary cycles will be effective or whether any governmental action may contribute to economic uncertainty. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on the Corporation's business, results of operations, cash flow, financial condition and the price of the Corporation's securities

Negative Operating Cash Flow

The Corporation is an exploration stage company, and as a result has not generated cash flow from operations. Given that none of the Corporation's properties have yet to enter commercial production and generate cash flow, the Corporation had negative operating cash flow for its financial year ended April 30, 2024 and the nine-month period ended January 31, 2025. To the extent that the Corporation has negative cash flow in future periods, the Corporation may need to deploy a portion of its cash reserves or a portion of the proceeds of any offering of securities to fund such negative cash flow.

Capital Resources

Historically, capital requirements have been primarily funded through the sale of Common Shares. Factors that could affect the availability of financing include the progress and results of ongoing exploration at the Corporation's mineral properties, the state of international debt and equity markets and investor perceptions and expectations of the global market for silver and its derivatives. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Corporation. Based on the amount of funding raised, the Corporation's planned exploration or other work programs may be postponed, or otherwise revised, as necessary

No Certainty Regarding the Net Proceeds to the Corporation

There is no certainty that US$83,046,051 will be raised under the Offering. The Agents have agreed to use their commercially reasonable efforts to sell, on the Corporation's behalf, the Offered Shares designated by the Corporation, but the Corporation is not required to request the sale of the maximum amount offered or any amount and, if the Corporation requests a sale, the Agents are not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Corporation, the Corporation may raise substantially less than the maximum total offering amount or nothing at all.

Furthermore, even if the Corporation receives gross proceeds of US$83,046,051 from the Offering, the Corporation anticipates it will require further capital in order to fully fund the exploration and development of the Panuco Project. There is no assurance that it will be able to obtain such additional funds on terms favourable to the Corporation or at all. Failure to obtain additional financing on a timely basis may cause the Corporation to postpone its exploration and development plans, which could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Discretion in the Use of Net Proceeds

The Corporation currently intends to allocate the net proceeds, if any, received from the Offering as described under "Use of Proceeds"; however, the Corporation's management will have broad discretion concerning the actual application of such net proceeds, if any, as well as the timing of their expenditures and may elect to allocate net proceeds differently from that described under "Use of Proceeds" if determined by management to be in the Corporation's best interests to do so. Shareholders may not agree with the manner in which management chooses to allocate and spend the net proceeds. The failure by the Corporation's management to apply these funds effectively could result in financial losses and could have a material adverse effect on the Corporation's business, financial condition, results of operations and prospects and cause the price of the Common Shares to decline. Pending their use, the Corporation may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.

At-the-Market Offering

Investors who purchase Offered Shares in the Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Corporation will have discretion, subject to market demand, to vary the timing, prices and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Common Shares as a result of Common Share sales made at prices lower than the prices they paid.

Share Price Volatility

Capital and securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of the Corporation include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral or commodity prices will not occur. As a result of any of these factors, the market price of the Common Shares at any given time may not accurately reflect the long-term value of the Corporation.

Securities class action litigation has been brought against companies following years of volatility in the market price of their securities. The Corporation could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources. Further, there is no guarantee that an active trading market for the Common Shares will be maintained on the TSX and/or the NYSE American.

Market Price Depression

Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Corporation or its significant shareholders could depress the market price of the Common Shares and impair the Corporation's ability to raise capital through the sale of additional equity securities. The Corporation cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity. If the Corporation raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Corporation and reduce the value of their investment.

Dilution Risk

The Corporation may issue additional securities in the future, which may dilute a shareholder's holdings in the Corporation. The Corporation's notice of articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Corporation have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares may be issued by the Corporation on the conversion of convertible securities, including the exercise of options under the Corporation's stock option plan, other securities under the Corporation's long term incentive plan, and upon the exercise of outstanding warrants.

Active Liquid Market for Common Shares

There may not be an active, liquid market for the Common Shares. There is no guarantee that an active trading market for the Common Shares will be maintained on the TSX and/or the NYSE American. Investors may not be able to sell their Common Shares quickly or at the latest market price if trading in the Common Shares is not active.

Competition

The mining industry is highly competitive, and the Corporation's competition includes larger, more established companies with longer operating histories and greater financial and technical resources. Those larger companies may also have a greater ability to continue long-term development activities and to absorb the burden of present and future federal, state, provincial, local and other laws and regulations. In addition, other companies may be able to offer better compensation packages to attract and retain qualified personnel than we are able to offer, and pay more to acquire leases or technical equipment.

Enforcement of U.S. Judgments

The Corporation is incorporated under the laws of British Columbia, Canada, and all of the Corporation's directors and officers are not residents of the United States. Because certain of the Corporation's assets and the assets of these persons are located outside of the United States, it may be difficult for U.S. investors to effect service of process within the United States upon the Corporation or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

U.S. Federal Income Tax Risks

If the Corporation is treated as a passive foreign investment company, United States shareholders may be subject to adverse U.S. federal income tax consequences. A foreign corporation will generally be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is "passive income" under the PFIC rules or (ii) 50% or more of the average quarterly value of its assets produce (or are held for the production of) "passive income". The Corporation believes that it may have been classified as a PFIC for prior taxable years and may continue to be classified as a PFIC for the current taxable year, but the Corporation expects that it may cease being classified as a PFIC once it begins to generate revenues from operations. The Corporation's status as a PFIC in any taxable year, however, requires a factual determination that can only be made annually after the close of each taxable year. Therefore, there can be no assurance as to whether the Corporation will be classified as a PFIC for the current taxable year or for any future taxable year. If the Corporation is treated as a PFIC for any taxable year during which a U.S. person holds Common Shares, such U.S. person may be subject to material adverse tax consequences upon a sale, exchange or other disposition of such Common Shares, or upon the receipt of distributions in respect of such Common Shares, unless certain elections are made. Each prospective investor is strongly urged to consult its own tax advisors regarding the application of these rules, along with the availability and advisability of any elections, to such investor's particular circumstances. See the section above entitled "Certain U.S. Federal Income Tax Considerations."

If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of the Common Shares, such person may be treated as a United States shareholder with respect to each controlled foreign corporation in the Corporation's group (if any). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of Subpart F income, global intangible low-taxed income and investments in U.S. property by controlled foreign corporations, whether or not the Corporation will make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a corporation. A failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to a United States shareholder's U.S. federal income tax return for the year for which reporting was due from starting. Furthermore, the Corporation cannot provide any assurances that it will have sufficient information to assist investors in determining whether the Corporation or any of its subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any such controlled foreign corporations. The Corporation also cannot guarantee that it will be in a position to furnish to any United States shareholder information that may be necessary to comply with the aforementioned reporting and tax payment obligations. Prospective U.S. investors should consult their own advisors regarding the potential application of these rules to an investment in the Common Shares.

Forward-Looking Statements May Prove to be Inaccurate

Investors are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties are found in this prospectus supplement and the base shelf prospectus and under the heading "Cautionary Note Regarding Forward-Looking Statements".

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this prospectus supplement and accompanying base shelf prospectus under "Documents Incorporated by Reference", the consents of auditors, counsel and any experts identified herein, if applicable, powers of attorney of the directors and officers of the Corporation, and the Distribution Agreement have been, or will be, furnished to the SEC under the cover of Form 6-K and are hereby incorporated by reference as an exhibit to the Registration Statement of which this prospectus supplement forms a part.

WHERE YOU CAN FIND MORE INFORMATION

Copies of the documents incorporated by reference in this prospectus supplement and the base shelf prospectus may be obtained on request without charge from the Corporate Secretary of the Corporation at Suite 1723, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1, telephone (778) 899-3050; e-mail: info@vizslasilver.ca, and are also available electronically under the SEDAR+ profile of the Corporation at www.sedarplus.ca or through EDGAR at the website of the SEC at www.sec.gov.

The Corporation has filed with the SEC the Registration Statement under the U.S. Securities Act with respect to the Offered Shares offered under this prospectus supplement. This prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein and therein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Information omitted from this prospectus supplement or the base shelf prospectus but contained in the Registration Statement is available on EDGAR under the Corporation's profile at www.sec.gov. Reference is also made to the Registration Statement and the exhibits thereto for further information with respect to the Corporation, the Offering and the Offered Shares. Statements contained in this prospectus supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

The Corporation is required to file with the various securities commissions or similar authorities in all of the provinces of Canada, annual and quarterly reports, material change reports and other information. The Corporation is also an SEC registrant subject to the informational requirements of the Exchange Act and, accordingly, files with, or furnishes to, the SEC certain reports and other information. Under the MJDS, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. As a "foreign private issuer" (as defined under United States securities laws), the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

ENFORCEABILITY OF CIVIL LIABILITIES

The Corporation is incorporated under and governed by the Business Corporations Act (British Columbia). All of the officers, all of the directors and some of the experts named in this prospectus are not residents of the United States, some of the Agents or experts named in this prospectus supplement and in the accompanying base shelf prospectus are not residents of the United States, and certain of the Corporation's assets and all or a substantial portion of the assets of such persons are located outside of the United States. The Corporation has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon the Corporation or these persons in the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Corporation's civil liability and the civil liability of the Corporation's directors and officers and experts under the United States federal securities laws.

The Corporation filed with the SEC, concurrently with the Registration Statement of which this prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Cogency Global Inc. with an address at 122 East 42nd Street, 18th Floor, New York, NY 10168 as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the Offering.

ELIGIBILITY FOR INVESTMENT

In the opinion of Koffman Kalef LLP, tax counsel to the Corporation, and Cassels Brock & Blackwell LLP, counsel to the Agents, based on the provisions of the Tax Act as of the date hereof, and all proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the Offered Shares, if issued on the date hereof, would be "qualified investments" under the Tax Act for a trust governed by a registered retirement savings plan ("RRSP"), registered retirement income fund ("RRIF"), registered education savings plan ("RESP"), registered disability savings plan ("RDSP"), tax-free savings account ("TFSA"), first home savings account ("FHSA") (each a "Registered Plan"), and "deferred profit sharing plan" ("DPSP"), as each of those terms is defined in the Tax Act provided that the Offered Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSX and NYSE American) or the Corporation otherwise qualifies as a "public corporation", other than a "mortgage investment corporation" (each as defined in the Tax Act).

Notwithstanding that the Offered Shares may be a "qualified investment" for a Registered Plan, the annuitant under an RRSP or RRIF, the holder of a TFSA, FHSA or RDSP, or the subscriber of an RESP, as the case may be, (the "Controlling Individual") will be subject to a penalty tax in respect of such Offered Shares held in the Registered Plan if the Offered Shares are a "prohibited investment" (as defined in the Tax Act) for the particular Registered Plan. The Offered Shares will be a "prohibited investment" for a particular Registered Plan if the Controlling Individual (i) does not deal at arm's length with the Corporation for purposes of the Tax Act, or (ii) has a "significant interest" (as defined in subsection 207.01(4) of the Tax Act) in the Corporation. Generally, a Controlling Individual will not have a "significant interest" in the Corporation provided that the Controlling Individual, together with persons with whom the Controlling Individual does not deal at arm's length, does not own, directly or indirectly, at any time 10% or more of the issued shares of any class of the Corporation or of any corporation related to the Corporation (for purposes of the Tax Act). In addition, the Offered Shares will not be a prohibited investment if such securities are "excluded property" (as defined in the Tax Act for purposes of these rules) for the particular Registered Plan.

Persons who intend to hold Offered Shares in a trust governed by a Registered Plan or DPSP should consult their own tax advisors with respect to the application of these rules in their particular circumstances.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in some provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the base shelf prospectus, prospectus supplement and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. However, purchasers of Offered Shares distributed under an at-the-market distribution by the Corporation do not have the right to withdraw from an agreement to purchase the Offered Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the base shelf prospectus, prospectus supplement and any amendment relating to the Offered Shares purchased by such purchaser because the base shelf prospectus, prospectus supplement and any amendment relating to the Offered Shares purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102.

Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the base shelf prospectus, prospectus supplement and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Offered Shares distributed under an at-the-market distribution by the Corporation may have against the Corporation or the Agents for rescission or, in some jurisdictions, revisions of the price, or damages if the base shelf prospectus, prospectus supplement and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

Solely with regards to this at-the-market distribution, the information set out in this section supersedes the statement of purchasers' rights contained in the base shelf prospectus under the heading "Statutory and Contractual Rights of Withdrawal and Rescission".

S - A - 1

APPENDIX A - MINERAL PROPERTY DISCLOSURE

The following represents information summarized from the Technical Report prepared by Allan Armitage, Ph. D., P. Geo., of SGS Geological Services ("SGS"), Ben Eggers, MAIG, P.Geo., of SGS, Henri Gouin, P.Eng. of SGS, Peter Mehrfert, P.Eng., of Ausenco Engineering Canada ULC ("Ausenco Engineering"), James Millard, P.Geo., of Ausenco Sustainability Canada ULC ("Ausenco Sustainability"), Scott Elfen, P.E., of Ausenco Engineering and Jonathan Cooper, P.Eng., of Ausenco Sustainability, each of whom is a qualified person, filed in connection with the Panuco Project. The following summary does not purport to be a complete summary of the Panuco Project and is qualified in its entirety with reference to the full text of the Technical Report, which is available for review under the Corporation's profile on SEDAR+ at www.sedarplus.ca. Readers should read this summary in conjunction with the Technical Report. Capitalized or abbreviated terms used in this section and not otherwise defined shall carry the meanings of such terms in the Technical Report. See "Interest of Experts".

______________

Introduction

SGS was contracted by Vizsla Silver Corp., ("Vizsla" or the "Company") to complete an updated Mineral Resource Estimate ("MRE") for the Panuco Ag-Au Project ("Panuco" or "Project") in Sinaloa, Mexico, and to prepare a National Instrument 43-101 ("NI 43-101") Technical Report written in support of the updated MRE. The Project is considered an advanced-stage exploration project.

The Company was incorporated as "Vizsla Capital Corp." under the Business Corporations Act (British Columbia) on September 26, 2017. On March 8, 2018, the Company changed its name to "Vizsla Resources Corp." On February 5, 2021, the Company changed its name to "Vizsla Silver Corp." The Company's principal business activity is the exploration of mineral properties. The Company currently conducts its operations in Mexico and Canada.

On January 21, 2022, Vizsla Silver Corp was listed on the NYSE American exchange and commenced trading under the symbol "VZLA".

The Technical Report is authored by Allan Armitage, Ph.D., P. Geo., ("Armitage"), Ben Eggers, MAIG, P.Geo. ("Eggers"), and Henri Gouin, P.Eng. ("Gouin") of SGS, Peter Mehrfert, P.Eng. ("Mehrfert") and Scott Elfen, P.E. ("Elfen") of Ausenco Engineering Canada ULC., James Millard, P.Geo. ("Millard"), and Jonathan Cooper ("Cooper") of Ausenco Sustainability ULC. (collectively, the "Authors"). The Authors are independent Qualified Persons as defined by NI 43-101 and are responsible for all sections of the Technical Report. The updated mineral resource estimate (the "MRE") presented in the Technical Report was estimated by Armitage.

The reporting of the updated MRE complies with all disclosure requirements for Mineral Resources set out in the NI 43-101 Standards of Disclosure for Mineral Projects. The classification of the updated MRE is consistent with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards (2014 CIM Definitions) and adhere to the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines (2019 CIM Guidelines).

The QP's confirm that the updated mineral resource estimate does not contain a material change to the tonnage and grade of the deposit that was the subject of an initial PEA filed by the Company on SEDAR+ on August 24, 2024. In addition, the QP's have audited the mine plan with respect to the updated MRE, and verified that the modifying factors and inputs into the economic analysis have not changed materially from those disclosed in initial PEA. The QP's confirm the information contained in Sections 16-22 of the initial PEA is still current, and it has been included in the Technical Report.

The Technical Report will be used by Vizsla in fulfillment of their continuing disclosure requirements under Canadian securities laws, including National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). This Technical Report is written in support of an updated MRE completed for Vizsla.

S - A - 2

Property Description, Location, Access, and Physiography

The Panuco Project is in the Panuco-Copala mining district (the Property; the Project) in the municipality of Concordia, southern Sinaloa state, along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. The Project is centred at 23 25' north latitude and 105 56' west longitude on map sheets F13A-37.

The Project comprises 119 titled mining concessions in nineteen blocks, covering a total area of 16,536.87 ha, and two mineral concessions covering 1,321.15 ha. The mining concessions are held 100% by Vizsla. The concessions are granted for 50 years, except San Carlos that was originally granted for 100 years, provided semi-annual property tax payments are made in January and July each year and if minimum annual investment requirements are met, or if there is minimum annual production equal to the amount of the annual investment requirement. The concession owner may apply for a second 50-year term. Property tax payments of MX$2.03M were made in January and July of 2023 and MX$2.116M were paid in January of 2024 by Vizsla. Additionally, the company paid MX$2.421M of outstanding taxes in May 2024, for the recently acquired El Richard and San Enrique claims.

On January 17, 2024, Vizsla announced its intention to spin out the shares of Vizsla Royalties Corp, a wholly owned subsidiary of Vizsla, to the Company's shareholders. Vizsla Royalties currently holds, indirectly, a net smelter royalty (the "Royalty") on any potential future mineral production at Vizsla's flagship, 100% owned Panuco silver-gold project located in Sinaloa, Mexico. The Royalty consists of: (i) a 2.0% net smelter return royalty on certain unencumbered concessions comprising the Project; and (ii) a 0.5% net smelter return royalty on certain encumbered concessions comprising the Project, which have a pre-existing 3.0% net smelter return royalty (the "Underlying Royalty"). Vizsla is also expected to: (i) transfer to Vizsla Royalties the right to purchase one-half of the 3% Underlying Royalty; (ii) grant Vizsla Royalties the right to acquire a royalty on any future projects acquired by Vizsla in the 24-month period after completion of the Spinout, which right would automatically terminate upon a change of control of Vizsla Royalties or Vizsla and (iii) make a cash injection into Vizsla Royalties.

Most of the surface rights in the municipality of Concordia are owned by Ejidos, which are areas of communal land used for agriculture. Community members individually farm designated parcels and collectively maintain communal holdings comprising the ejido. Ejidos are registered with Mexico's National Agrarian Registry (Registro Agrario Nacional). Surface rights to most of the land underlying the Project area are owned by six Ejidos. Mining concession owners have the right to obtain the expropriation, temporary occupancy, or creation of land easements required to complete exploration and mining work, including the deposit of rock dumps, tailings, and slag. Vizsla has agreements in place with 5 Ejidos covering a total of 15,029.63 ha within the Property with rights to extend the area as required with the same consideration per hectare.

The Panuco Project area is accessed from Mazatlán via Federal Highway 15 to Villa Union, then on Highway 40 for 56 km (one-hour drive). Highway 40 crosscuts the Project area and most of the vein structures. Toll Highway 40D also crosses the Project. In addition, local dirt roads provide access to most of the workings, but some require repairs or are overgrown, and four-wheel-drive vehicles are recommended in the wet season.

The Project is in the Concordia municipality, which has a population of approximately 27,000 inhabitants. Public services, including health clinics and police, are in the town of Concordia. Residents provide an experienced mine labour force. Contractors in Durango and Hermosillo have a strong mining tradition and provide the Project with a local source of knowledgeable labour and contract mining services. Drilling companies and mining contractors are available in Mazatlán, Durango, Hermosillo, Zacatecas, Fresnillo, and other areas of Mexico. The Project area is also used for cattle grazing, with limited agricultural use.

Two power lines connecting Durango and Mazatlán cross the Project, with 400 kV and 240 kV capacities.

Vizsla Silver owns the 500 tonnes per day Coco mill on its property. In addition, there are some mineral processing plants held by third parties in the district that range from 200 to 700 tonnes per day in capacity.

S - A - 3

Geology and Mineralization

The Project is on the western margin of the Sierra Madre Occidental (SMO), a high plateau and physiographic province that extends from the U.S.A.-Mexico border to the east-trending Trans-Mexican Volcanic Belt. The SMO is a Large Igneous Province (LIP) recording continental magmatic activity from the Late Cretaceous to the Miocene in three main episodes. The first episode, termed the Lower Volcanic Complex (LVC), comprises a suite of intrusive bodies, including the Sonora, Sinaloa, and Jalisco batholiths and andesitic volcanic rock units with minor dacite and rhyolite tuffs and ignimbrites that are correlative with the Tarahumara Formation in Sonora of Late Cretaceous to Eocene age. The second magmatic episode is dominated by rhyolitic ignimbrites and tuffs that built one of the earth's largest silicic volcanic provinces and has been termed the Upper Volcanic Supergroup (UVS). These dominantly rhyolitic units were extruded in two episodes, from about 32 to 28 Ma and 24 to 20 Ma. These two periods of magmatic activity are associated with the subduction of the Farallon plate under North America and the Laramide orogeny that occurred between the Upper Cretaceous - Paleocene and the Eocene. The third episode comprises post-subduction alkali basalts and ignimbrites associated with the opening of the Gulf of California between the late Miocene and Pleistocene - Quaternary.

The western part of the SMO in Sonora and Sinaloa is cut by north-northwest-trending normal fault systems developed during the opening of the Gulf of California between 27 and 15 Ma. The normal fault systems favoured the formation of elongated basins that were subsequently filled with continental sedimentary rocks. The basins occur in a north-northwest-trending belt extending from western Sonora to most of Sinaloa.

The basement to the SMO is locally exposed in northern Sinaloa, near Mazatlan and on small outcrops within the project area. It comprises folded metasedimentary and metavolcanic rocks, deformed granitoids, phyllitic sandstones, quartzites, and schists of the Tahue terrane of Jurassic to Early Cretaceous age.

In the broader Project area, the LVC comprises granite, granodiorite, and diorite intrusive phases correlative with the Late Cretaceous to Early Paleocene San Ignacio and Eocene Piaxtla batholiths in San Dimas district. The andesite lavas, rhyolite-dacite tuffs, and ignimbrites are locally intruded by the Late Cretaceous to Early Paleocene intrusive phases and younger Eocene-Oligocene felsic dikes and domes. Northwest trending intermontane basins filled with continental conglomerates and sandstones incise the UVS and LVC in the Project area. The Oligocene age ignimbrites of the UVS occur east of the property towards Durango state.

The structure of the Project area is dominated by north-northwest-trending extensional and transtensional faults developed or reactivated during the Basin and Range tectonic event (~28 to 18 Ma). The extensional belt is associated with aligned rhyolite domes and dikes and Late Oligocene to Middle Miocene grabens.

Mineralization on the Panuco Property comprises several epithermal quartz veins. Previous workers and recent mapping and prospecting works conducted by Vizsla's geologists determined a cumulate length of veins traces of 86 km. Individual vein corridors are up to 7.6 km long, and individual veins range from decimetres to greater than 10 m wide. Veins have narrow envelopes of silicification, and local argillic alteration, commonly marked by clay gouge. Propylitic alteration consisting of chlorite-epidote in patches and veins affecting the andesites and diorite are common either proximal or distal to the veins.

The primary mineralization along the vein corridors comprises hydrothermal quartz veins and breccias with evidence of four to five different quartz stages: generally white, grey, and translucent and varying grain size from amorphous-microcrystalline-coarse. A late stage of amethyst quartz is also observed in some veins. The grey colour in quartz is due to the presence of fine-grained disseminated sulphides, believed to be mainly pyrite and acanthite. Vizsla Silver has delineated several hydrothermal breccias with grey quartz occurring more commonly at lower levels of the vein structures. Barren to low grade, quartz is typically white and is more common in the upper parts of the veins and breccias. Locally, mineralized structures are cut by narrow, banded quartz veins with thin, dark argentite/acanthite, sphalerite, galena, and pyrite bands. Bladed and lattice quartz pseudomorphs after calcite have been noted at several locations within the veins and indicate boiling conditions during mineral deposition. Later quartz veinlets cut all the mineralized zones with a mix of white quartz and purple amethyst. The amethyst is related to mixing near-surface waters as the hydrothermal system is collapsing, as has been noted in the nearby San Dimas district.

S - A - 4

The Mineral Resource includes ten mineralized vein systems: the Napoleon, Napoleon hanging wall, Josephine, and Cruz Negra veins; the Copala, Cristiano, Tajitos and Copala 2 veins; the San Antonio vein; and the Rosarito vein. These trends are west to east within the Napoleon, Cinco Senores, Cordon del Oro, and Animas-Refugio corridors. The bulk of the resource veins strike north-northwest to north-northeast, with thicknesses varying from 1.5 m to over 10 m.

History

Capitan Francisco de Ibarra founded Concordia in 1565, and gold and silver veins in Panuco and Copala were first exploited in the centuries that followed Sim (2008) and Robinson (2019). Although production has been carried out on the Panuco Project over the last 460 years, no production records are available to Vizsla.

The first recorded modern mining activity commenced late in the 20th century. The Mineral Resources Council (Consejo de Recursos Minerales [CRM], the predecessor of the Mexican Geological Service [SGM]) carried out 1:50,000 scale mapping on map sheet F13-A37 and fine-fraction stream sediment sampling in 1999. In 2003, the CRM published additional 1:50,000 scale mapping on map sheet F13-A36, and fine-fraction stream sediment sampling (Polanco-Salas et al., 2003). In 2019 the SGM conducted 1:50,000 scale geological mapping and fine-fraction stream sediment sampling on map sheet F13-A46.

In 1989 the CRM optioned and sold several mineral concessions in the district, including to Grupo Minera Bacis (Bacis) in 1989. Bacis subsequently acquired claims from other parties active in the area, including Minas del Oro y del Refugio S.A. de C.V. Bacis drilled 19 holes totalling 2,822.8 m along the Animas- Refugio corridor, but only collar and survey records exist of this work.

From 1999 to 2001, Minera Rio Panuco S.A. de C.V. (Rio Panuco) explored the Animas-Refugio and Cordon del Oro structures culminating in 45 holes for 8,358.6 m. No geological drill logs, downhole survey data, downhole sample data, or geochemical assay data have been preserved. Graphic drill-hole sections are available, with limited downhole geology and geochemical data.

Capstone Mining Corp. (Capstone) optioned the Bacis concessions in 2004 and carried out geologic mapping and sampling of the Animas-Refugio and Cordon del Oro structures. In 2005, Capstone drilled 15,374 m in 131 holes on down-dip extensions of the Clemens and El Muerto mines on the Animas-Refugio vein. In 2007, Capstone explored the La Colorada structure with surface mapping and sampling, followed by 6,659 m of drilling in 64 holes.

Also, in 2007, Capstone transferred the claims of the Copala, Claudia, Promontorio, Montoros, and Martha projects to Silverstone Corp. (Silverstone). Capstone and Silverstone completed 21,641 m of drilling in 200 holes from 2005 to 2008.

Two Mineral Resource estimates were prepared on the property for Silverstone on October 16, 2008. The Mineral Resource estimates were prepared for the La Colorada vein-manto and the La Pipa, El Muerto and Clemens portions of the Animas-Refugio Vein.

Silverstone merged with Silver Wheaton Ltd. (Silver Wheaton) in 2009, and Silver Wheaton subsequently sold the shares of concession owner Silverstone to Mexican owners. The Silverstone owners mined out a portion of the Mineral Resource defined in 2008 over the next decade. Silverstone mined parts of the Clemens, El Muerto, La Pipa, Mariposa, El 40, and San Martin ore shoots until mining encountered the water table, preventing further mining. Silverstone or unauthorized mining activity in the intervening years exploited most of the Mineral Resources previously estimated.

Rio Panuco contracted Geophysical Surveys S.A. de C.V. of Mexico City in 2016 to conduct an airborne magnetics survey. However, no data are available, and no survey or flight specifications are included in the report. The survey was flown in two blocks.

In 2019, Silverstone and Rio Panuco optioned their mineral concessions to Minera CANAM.

S - A - 5

Exploration

Vizsla commenced exploration on the Project in July 2019. Surface exploration to date has included geological mapping, rock geochemical sampling, geophysical surveys. The 1:1,000 scale geological mapping of the Property completed as of December 2023 amounted to 4,800 ha mapped out of a total of 7,189.5 ha held by the company, which represents 67% of the total area mapped. Rock geochemical sampling completed between 2019 and 2024 amounts to 5,930 samples. Vizsla has conducted airborne and ground surveys since 2019. These include Fixed Loop Electromagnetic surveys (FLEM) or ground EM surveys, drone magnetic surveys, and LiDAR.

Drilling

Since initiating drilling on the Property in November 2019, Vizsla has conducted several significant drill campaigns in the Napoleon, Copala-Tajitos, Animas and San Antonio areas. Up to September 2024 (data cut-off date for the current MRE), Vizsla had completed 1,012 drill holes totaling 383,017.22 m and collected 57,680 assays. Vizsla has continued to drill at the Project since the data cut off for the Mineral Resource estimate.

In November 2019, Vizsla began drilling on the Panuco Project on the Animas-Refugio corridor near the La Pipa and Mariposa mine areas. A total of 820.50 m in three drill holes was completed in 2019. Drilling for 2020 totalled 28,643.42 m in 129 drill holes. The four main corridors of Napoleon, Cinco Senores, Cordon del Oro, and Animas-Refugio were tested. Drilling was focused on initially on targets proximal to areas of historical mapped and worked veins.

Drilling at the Panuco Project in 2021 totalled 100,242.55 m in 320 drill holes. The drilling focused along the Napoleon and Tajitos vein areas, with 54,759.15 m in 180 drill holes and 34,769.35 m in 104 drill holes, respectively. Additionally, 4,438.50 m in 14 drill holes were drilled in the Animas-Refugio corridor, and 6,275.55 m in 22 drill holes in the Cordon del Oro corridor.

At Napoleon and Tajitos, infill and delineation drilling focussed on denser drilling to inform the Mineral Resource estimate and expand the structure's strike length. Drilling discoveries in 2021 included the Josephine and Copala veins. Further drill testing included the Cruz Negra, Alacran, Cinco Senores, and Colorada vein areas. In the Animas-Refugio corridor, drilling tested the Rosarito segment included in the Mineral Resource estimate, in addition to the Peralta and Cuevillas veins. Drilling at the Cordon del Oro corridor targeted the San Antonio structure in addition to exploration near the Aguita Zarca vein.

Drilling for 2022 totalled 121,582.40 m in 297 drill holes. The four main corridors of Napoleon, Cinco Senores, Cordon del Oro, and Animas-Refugio were tested. Drilling at the Napoleon corridor included 109 drill holes tested the Napoleon structure, for 53,412.80 m. At the Cordon del Oro corridor, drilling totalled 7,225.80 m in 30 drill holes. Drilling at the Copala/Tajitos veins included 135 drill holes for 52,045.10 m. Additionally, 6,588.90 m in 16 drill holes were drilled in the Animas-Refugio corridor and 2,309.80 m in 7 drill holes were drilled in the Broche de Oro area.

The bulk of 2022 drilling was centred on the western portion of the district, focused on upgrading and expanding resources at the Copala and Napoleon areas. At Copala, mineralization was traced over 1,150 m along strike, 400 m down dip, and remains open to the north and southeast. At Napoleon, drilling throughout 2022 successfully expanded mineralization along strike and down plunge to the south, several vein splays were identified in the hanging wall and footwall of the main structure. Other notable discoveries included the Cristiano and La Luisa Veins.

Drilling for 2023 totalled 99,800.65 m in 180 drill holes. The main Napoleon and Cinco Senores corridors were primarily tested with limited drilling in the Animas-Refugio corridor. Drilling at the Napoleon corridor included 75 drill holes testing the Napoleon structure, for 40,926.80 m. Drilling at the Copala/Tajitos veins included 86 drill holes for 52,083.65 m. Drilling in the Animas-Refugio corridor included 8 drill holes for 2,548.50 m. Additional geotechnical drilling was completed at Napoleon, 6 drill holes for 2,375.70 m, and Cordon del Oro, 5 drill holes for 1,866.00 m.

S - A - 6

The 2023 drilling was centred on the western portion of the district, focused on upgrading and expanding resources at the Copala and Napoleon areas. At Copala, mineralization has now been traced over 1,700 m along strike and to depths of 450 to 550 m and remains open to the north and southeast. At Napoleon, drilling throughout 2023 successfully expanded mineralization along strike and down plunge/dip to the south, several vein splays were identified in the hanging wall and footwall of the main structure. Other notable discoveries include the La Luisa Vein and the Molino Vein.

Drilling for 2024 (to September 9) totalled 31,927.70 m in 83 drill holes. The main Napoleon and Cinco Senores corridors were tested. Drilling at the Napoleon corridor included 16 drill holes testing the Napoleon structure, for 8,885.20 m. Drilling at the Copala/Tajitos veins included 67 drill holes for 23,042.50 m.

The 2024 drilling was centred on the western portion of the district, primarily focused on infill drilling at 50 m and 25 m centres to upgrade resources within the Copala and Napoleon areas. Drilling at La Luisa focused on infill holes within high-grade shoots of the La Luisa and Footwall vein splay. The discovery of the El Molino vein in 2023 occurred approximately 250 m west of the Copala and Tajitos veins, but new interpretations and drilling confirmed that the vein extends southwest and intersects with Napoleon.

Metallurgical Test Work

Preliminary metallurgical test programs have been completed on each of the 3 main deposits that form the Panuco resource. All test programs were conducted at ALS Metallurgy in Kamloops, BC, Canada. The Napoleon test program was conducted in 2021 on samples obtained from 7 drill holes in the 2020 and 2021 drill programs. The Tajitos test program was conducted in 2022 on samples from 22 drill holes in the 2020 and 2021 drill programs. The Copala test program was conducted in 2023 on samples from 8 drill holes in the 2022 drill program.

The sample selections covered a range of identified lithologies. Master composites were assembled to obtain feed grades that were similar to the expected average resource grades, variability composites were assembled to cover ranges of grades and lithologies. The majority of the testing was completed on the master composites of each deposit.

Comminution testing was completed which suggested that the materials were competent with respect to both impact and attrition breakage. Drop Weight tests (SMC) were only conducted on the Copala samples and returned an average Axb value of 33. Bond ball mill tests conducted on samples from all three deposits measured ball mill work index (BMWi) values ranging from 16.4 to 18.9 kWhr/tonne.

Mineralogical assessments on the feed samples using QEMSCAN indicated that the host rock was primarily quartz and feldspars. Quartz contents ranged from 55 to 86%. The samples contained generally low levels of sulphide minerals, with pyrite as the most abundant sulphide mineral. The Napoleon samples contained elevated levels of galena and sphalerite, these base metal mineral contents were generally quite low in the Tajitos and Copala samples. Analyses on the Tajitos and Copala samples indicated that silver was mostly present in the form of a silver sulphide mineral acanthite, although small amounts were present in silver-copper sulphides. Detailed analyses on the Copala samples indicated a significant portion of the silver bearing sulphide minerals were quite fine grained and poorly liberated, suggesting that somewhat fine primary grind sizes may be required to achieve high silver recoveries.

Froth flotation tests were conducted on all samples, investigating the potential to sequentially float lead and zinc, as well as simply recovering a bulk sulphide concentrate. Open circuit cleaner testing on the Napoleon master composite demonstrated that production of lead and zinc concentrates that meet standard marketing grade targets would be possible using industry-proven processing conditions. In this flowsheet, about 70 and 80 percent of the silver and gold, respectively, would report to the lead concentrate. The zinc concentrates contained approximately 0.4% cadmium, which may be of concern for marketing, otherwise no other deleterious elements were measured at penalty levels.

Lead-zinc sequential flotation was only investigated in rougher flotation protocols on the Tajitos and Copala samples, distributions of silver and gold to the rougher concentrates were similar to the Napoleon material. Bulk sulphide flotation on all three deposits indicated that bulk sulphide concentrates containing 50 to 60 g/t gold could be generated on each material, silver concentrations ranged from 1500 to over 8000 g/t depending on the sulphide mineral contents in the feed. In general, about 80 to 90% of the silver and gold reported to bulk rougher concentrates at the primary grind sizes tested, recoveries to cleaner concentrates were not confirmed as tests were only conducted in open circuit.

S - A - 7

Cyanide leaching of the rougher flotation tails was investigated on the Tajitos and Copala samples. Approximately 60 to 70% of the silver and 80 to 85% of the gold remaining in the rougher tails could be extracted in tests conducted over 48 and 72 hours. Leaching of rougher flotation concentrates was investigated on all deposits, but most extensively on the Copala samples. Silver extractions ranged from 85 to 98% and gold extractions ranged from 93 to 97% after 48 hours of leaching the concentrates, depending on the level of regrinding applied.

Whole ore leaching was investigated on samples from all deposits, which indicated that about 83-86% of the silver and 90 to 94% of the gold could be extracted after 96 hours of leaching. These tests were conducted at primary grind sizes ranging from 63 to 100μm P80.

Mineral Resource Estimate

Completion of the updated MREs for the Napoleon-La Luisa and Copala-Tajitos deposit areas involved the assessment of an updated drill hole database, which included all data for surface drilling completed between November 2019 and September 2024. The MREs for the Animas and San Antonio deposit areas included data for surface drilling completed between November 2019 and September 2022; there has been no new drilling on the Animas and San Antonio deposit areas and these MREs previously published (Armitage et al., 2023) are considered current. Completion of the MREs also included the assessment of updated three-dimensional (3D) mineral resource models (resource domains), 3D topographic surface models, 3D models of historical underground workings, and available written reports.

The Inverse Distance Squared ("ID2") calculation method restricted to mineralized domains was used to interpolate grades for Ag (g/t), Au (g/t), Pb (ppm) and Zn (ppm) into block models for all deposit areas.

The MREs presented in the Technical Report take into consideration that all deposits on the Property may be mined by underground mining methods.

The reporting of the updated MREs comply with all disclosure requirements for Mineral Resources set out in the NI 43-101 Standards of Disclosure for Mineral Projects. The classification of the updated MRE is consistent with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards (2014 CIM Definitions). In completing the updated MREs, the Author uses general procedures and methodologies that are consistent with industry standard practices, including those documented in the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines (2019 CIM Guidelines).

The updated MRE for the Project is presented in Table 1-1 and Table 1-2 of the Technical Report.

Highlights of the Current Project Mineral Resource Estimate are as follows:

• Combined Measured and Indicated Mineral Resources are estimated at 12.96 Mt grading 307 g/t silver, 2.49 g/t gold, 0.27% lead, and 0.85% zinc (222.4 Moz AgEq at 534 g/t AgEq). The Updated MRE includes Measured mineral resources of 28.6 Moz of silver, 214 koz of gold, 7.2 Mlbs of lead, and 17.4 Mlbs of zinc (46.1 Moz AgEq) and indicated mineral resources of 99.2 Moz of silver, 822 koz of gold, 69.7 Mlbs of lead, and 225.6 Mlbs of zinc (176.3 Moz AgEq).

• Inferred Mineral Resources are estimated at 10.5 Mt grading 219 g/t silver, 1.96 g/t gold, 0.30% lead, and 1.01% zinc (412 g/t AgEq). The Updated Mineral Resource Estimate includes inferred mineral resources of 73.6 Moz of silver, 660 koz of gold, 31.2 kt of lead, and 106.2 kt of zinc (138.7 Moz AgEq).

S - A - 8

Table 1-1 Panuco Project Mineral Resource Estimate, September 9, 2024

Table 1-2 Panuco Project Mineral Resource Estimate by Are, September 9, 2024

S - A - 9

Panuco Project Updated Mineral Resource Estimate Notes:

(1)  The classification of the current Mineral Resource Estimate into Indicated and Inferred is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

(2)  All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

(3)  All mineral resources are presented undiluted and in situ, constrained by continuous 3D wireframe models (considered mineable shapes), and are considered to have reasonable prospects for eventual economic extraction.

(4)  Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

(5)  It is envisioned that the Panuco Project deposits may be mined using underground mining methods including longhole stoping (LHS) and/or drift-and-fill (DAF). Mineral resources are reported at a base case cut-off grade of 150 g/t AgEq. The mineral resource grade blocks were quantified above the base case cut-off grade, below surface and within the constraining mineralized wireframes.

(6)  Based on the size, shape, general thickness and orientation of the majority of the mineralized zones within the project area, it is envisioned that the deposits may be mined using a combination of underground mining methods including longhole stoping (LHS) and/or drift-and-fill (DAF).

(7)  The base-case AgEq Cut-off grade considers metal prices of $26.00/oz Ag, $1,975/oz Au, $1.10/lb Pb and $1.35/lb Zn and considers metal recoveries of 93% for Ag, 90% for Au, 94% for Pb and 94% for Zn.

(8)  The base case cut-off grade of 150 g/t AgEq considers a mining cost of US$45.00/t and processing, treatment, refining, and transportation cost of USD$30.00/t and G&A cost of US$20.00/t of mineralized material.

(9)  The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

Mining Methods

The Panuco Project is a collection of silver-gold deposits located in the Panuco-Copala mining district in Sinaloa, Mexico, which extend from surface to over 800 m in depth. The deposits range in thickness from 1.5 m to greater than 20 m.

Based on the characteristics of the deposit, longhole stoping (LHS) was selected as the primary mining method, with drift-and-fill (DAF) selected for the northern portion of the Copala North Zone located directly under the Copala township. LHS considered a sublevel spacing of 20 m, stoping panels 20 m long, and on average are 8 m wide. Stope strike lengths are reduced in poor ground conditions to reduce excessive unplanned dilution. Where DAF was used, drifts are proposed to be 4 m high with five lifts per sublevel.

S - A - 10

The mining methods considered for the Panuco Project are proposed to use a combination of cemented rock backfill (CRF), uncemented rock backfill, and paste backfill for stope support.

For the preliminary design of the Panuco Project, planned dilution and unplanned rock dilution was accounted for using the Datamine Mineable Shape Optimiser® (MSO). Dilution within the MSO was estimated at 53% and additional unplanned dilution from backfill dilution, sill development and DAF mining was estimated at 9.2%. Mining recovery of 92% for LHS and 98% for DAF was applied as a factor to the shapes created by MSO within the production schedule.

A Net Smelter Return (NSR) model was used to estimate the revenue of the mineralized material. Preliminary process recoveries, doré grades, smelting and refining terms, and transportation costs were used to estimate the NSR value. A Cut-Off Value ("COV") was used to flag material by whether the revenue in a block exceeds the costs of extraction and processing of that block. There were three COVs used to assess mining at Panuco: Fully Costed COV; an Elevated COV; and, the Marginal COV.

The Fully Costed COV represents the break-even value of mineralized material required to cover all the associated operating and sustaining capital costs of extraction and processing. Fully costed COVs were assumed for Panuco at US$106.6/t for LHS and US$120.7/t for DAF. The Elevated COV of US$200/t was considered during the pre-production period and the first three years of processing. The Marginal COV of US$22/t was assumed when the operation has committed to development and preparation of stoping blocks.

Due to the distance between the various geological deposits, the project was designed into two separate underground mines. The Copala Mine, the larger of the two, accesses the Copala, Cristiano, and Tajitos deposits. The Napoleon Mine which is located to the west of the Copala Mine accesses the Napoleon, La Luisa, Cruz Negra, and Josephine deposits.

Contractor mining is currently proposed for the Panuco Project to minimise up front capital and achieve higher productivities. The material movement is summarized in Table 1-3 of the Technical Report.

Recovery Methods

The process design is based on processing mineralized material from the Panuco deposits, through crushing, grinding cyanide leaching and precious metal recovery via the Merrill Crowe process in phase 1 and converted to bulk flotation with concentrate regrind and concentrate leach in Year 4. The design is based on previous test work programs performed on the deposit, Ausenco's extensive database of reference projects, and in-house process modelling. The process plant has been designed with assumed availabilities of 65% for the crushing plant, and 92% for all other processing circuits, based on industry proven industry values. The plant will operate with two 12-hour shifts per day, 365 days per year.

A staged expansion approach for the process plant has been selected. A simple Whole Ore Leach flowsheet for Year 1-3 will treat Copala material and bulk float-con leach-tail leach configuration will be added when Napoleon material is introduced from Year 4. The expansion of the plant over the life of mine occurs as follows:

• Phase 1 (Years 1 to 3) - 3 stage crushing, ball milling, followed by whole ore leach recovery at a throughput of 1.2 Mt/a,

• Phase 2 (Years 4+) - conversion to bulk flotation with concentrate regrind, with concentrate and flotation tailings leach recovery at a throughput of 1.5 Mt/a.

The process plant features the following:

• Three-stage crushing of run of mine (ROM) material,

• Ball milling in closed circuit with a classifying cyclone,

• Bulk rougher flotation and concentrate regrind (Phase 2 only),

• Cyanide leaching of the reground flotation concentrate (Phase 2 only),

S - A - 11

• Bulk leaching of the cyclone overflow (Phase 1) or of the flotation tailings and concentrate leach residue (Phase 2),

• Counter-current decantation (CCD),

• Zinc precipitation of the clarified pregnant solution and smelting to produce doré,

• Cyanide detoxification,

• Tailings thickening, and

• Paste backfill mixing system. The simplified process flow diagram for the project is shown in Figure 1-1 of the Technical Report.

Project Infrastructure

Overview

The major project facilities include the site access road, process plant, tailings storage facility and water management structures. Support facilities also include the gold room, truckshop, cemented backfill paste plant, administration office, laboratory, and warehouse.

The Panuco site will be 'drive-in', as such no permanent camp facilities are considered on the property. Operators will be housed in Concordia and Copala and the surrounding towns and will be transported to site every day.

The overall site layout is shown in Figure 1-2 of the Technical Report.

Site Access

The Property is located near the town of Copala, 80 km northeast of city of Mazatlan in Sinaloa, Mexico. The site can be accessed by travelling 25 km east along Highway 15, then travelling 43 km northeast along Highway 40. This leads to an entrance to a gravel access road that can be used to navigate across the property.

Power Supply

Power will be provided from a connection to Comisión Federal de Electricidad (CFE) electrical grid via a 69 kV transmission line. The transmission line will be stepped down to the 13.8 kV at the substation for distribution to different power requirements across the project site.

Water Supply

Fresh water will be sourced from the UG workings and site water collection which will be supplemented by water from the Panuco River as required. The water will be transported through pumps. 2.6 km of overland pipeline will be installed from Panuco River to the process plant where freshwater tanks will be located. This water will be the source of potable and fire water on site, used for administration buildings and process plant.

On-Site Roads

The project site has unpaved roads connecting the existing access road to the nearby highway. The existing roads will be upgrade to 4m - two lane roads from the process plant to Highway 40, and single lane road from Highway 40 to the Tailings Storage Facility (TSF).

Buildings

The plant site consists of the necessary infrastructure to support the processing operations. All infrastructure buildings and structures will be built and constructed as per applicable codes and regulations. The project site will include an administration building, plant maintenance shop and warehouse, and other buildings.

Waste Rock Storage Facility

S - A - 12

Currently the waste rock will be utilized for the development of the TSF and other infrastructure. However, if in the next phase, if its determined that a waste rock facility will be required, a siting study will need to be performed.

Tailings Storage Facility

A siting and depostion tradeoff study was performed to determine best location and deposition technology. Several sites were analyzed and the outcome of the study was a slurry tailings storage facility located approximately 2.5 km to the east of the process plant in a small watershed. The TSF has been design to store 8.8 Mt of tailings but has capacity to expand if additional resources are discovered. The TSF has been designed with 4 stages over the life of the project. The starter embankment crest has a heigth of 573 m.a.s.l. and the final crest elevation of 612 m.a.s.l. to contain the required volume of tailings, operational water, and stormwater plus freeboard. In addition, spillways will be designed for every dam raise to pass the design storm event. The TSF is designed in accordance with best practices and Global Industry Standard on Tailings Management (GISTM) and International Council on Mining & Metals (ICMM's).

Tailings will be slurried from the process plant to the TSF by way of a pipelines that will extend 2/3rd around the perimeter of these facilities. Spigots around the facilities will discharge tailings into them to provide a uniform tailings surface and maximize the storage volume. Tailings are planned to be discharged at 65% solids and will have an overall final dry bulk density of 1.45 t/m3 . The TSF will provide a portion of the water for the process plant from excess tailings water and rainfall runoff. Any water from the underdrain and emergency spillway will be collected in the transfer pond located at the base of the TSF and conveyed to the collection pond located approximately 1 km downstream in a small drainage.

Markets and Contracts

The Ag + Au doré bars will be trucked from the project site to Mazatlán, where the doré will be subsequently transported by air to clients. Doré will be sold into the general market to North American smelters and refineries.

Project economics are estimated based on long-term metal prices of US$26.00/oz Ag and US$1,975/oz Au.

Transportation and off-take agreements for doré are not currently in place but are expected to be negotiated within the industry norms. Similarly, there are no contracts currently in place for supply of reagents, utilities or other bulk commodities required to construct and operate the Project.

Environmental, Permitting and Social Considerations

The Panuco Project is in the Panuco-Copala mining district in the municipality of Concordia, southern Sinaloa State, along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. Mountain ranges characterize the province's topography up to 1,640 m, cut by steep gorges. The climate is subtropical, with heavy rain in June through September.

Environmental Considerations

The baseline environmental information provided in the Technical Report have been largely gathered by consultants during the period January 2022 to February 2023 (WSP, 2022-2023). These studies were intended to serve as a reference and support for the preparation of the Environmental Impact Assessment, EIA (MIA in Mexico) required by the Ministry of Environment and Natural Resources (SEMARNAT) to support ongoing exploration activities and to provide initial data to support proposed future mining operations for the Project. At the time of issuing the documents in 2022 and 2023, the location and design of the Project infrastructure had not yet been finalized.

Currently, baseline data is available for the following subject areas: meteorology and climate, surface water, groundwater, air quality, noise, and flora and fauna. A preliminary desktop study was completed on the social aspects of the Project and on regional hydrogeological aspects (Flores Doncel 2022) .

S - A - 13

A geotechnical and hydrogeological investigation was conducted by consultants in 2023-2024 (SRK 2024). The results of this investigation provided preliminary characterization focused on geotechnical and hydrogeological properties of the deposit and production access ramps. Additional hydrogeological investigations will be required to collect sufficient hydrogeological testing and monitoring data that can be used, coupled with geological models, to develop a groundwater conceptual model for the Project and study area.

At the time of this study, data was not availble from public or other sources for the subject areas of geochemistry and archaeology, for the Project site. To support the next stage of the Project design work and to support future environmental assessment and permitting activities, additional site-based targeted environmental and local socioeconomic studies will need to be initiated. With regard to archaeological resources, a survey will need to be conducted and findings registered with the INAH (Instituto Nacional de Antropologia e Historia, National Institute of Anthropology and History).

Currently, the only known environmental liabilities are associated with the exploration site activities and access roads. and existing underground workings from former operations Remediation of surface disturbances and removal of wastes will be mitigated by compliance with applicable Mexican regulatory requirements.

As the Project progresses though future and EIS/permitting stages, environmental management and monitoring plans will be required to guide the development and operation of the Project to mitigate and limit environmental impacts. These plans will be complementary to the engineered designs that will be required for the storage of tailings, waste rock, mineralized material, and conveyance/storage and processing of these materials.

Permitting Considerations

The Project is currently in the exploration stage and operates under three permits for mine exploration issued in 2020 and 2021, by SEMARANT (Secretary of Environmental Media and Natural Resource). An Informe Preventivo (IP) is in force for the area of the of the Panuco Project that permits drilling and exploration activities.

There are a number of environmental permits required for the operation of the project. Mining regulations are managed at the federal, state and local levels. Application for these permits have not yet been made but are in the preliminary preparation stage. Three major federal permits required by the Secretary of Environmental Media and Natural Resources (SEMARNAT) prior to construction include the Environmental Impact Assessment, EIA (MIA in Mexico), Land Use Change (CUS), and Risk Analysis (RA). A detailed list and description of required authorizations and permits for the Project are provided in Table 20-5 of the Technical Report.

In March 2023, the Mexican Federal Executive Branch (Poder Ejecutivo) first submitted a bill to amend the Mining Law and other national laws impacting new mining and water concessions (known as the Amendments). The primary goal of the bill to regulate the granting, maintenance, supervision and termination of mining concessions and water concessions for mining purposes. However, The amendments have been postponed as declared in The Official Gazette of the Mexican Nation as of July 11, 2024, by the Supreme Court of Justice of the Nation. The Amendments, which focus principally but not exclusively, on the process of granting new concessions, are generally applicable to new concessions only. The Amendments are not seen as materially affecting the advancement of the Project given that the Project is comprised entirely of existing concessions. However, there does remain some minor uncertainty as to how the Amendments may be applied by Mexican regulators in the future, and the situation should be monitored closely.

S - A - 14

Social and Community Considerations

The Panuco Project is in the northwest of the municipality of Concordia, Sinaloa. This region is made up of six rural agrarian centers with large extensions of Common Use Lands and 32 towns. The municipality of Concordia has an estimated population of 24,899 (2020 census) within an area of 2,167 km2 . Many of these populations consist of emigration flows of people displaced from their original communities due to organized crime conflicts. Within the local area of Panuco, there are six agrarian settlements with large areas of Common Use Lands, and within it, there are 32 localities with rural characteristics. The estimated population of this area is 2,400 inhabitants, of which 28% have active agrarian rights (communeros or ejidatarios), and 72% are settlers (without agrarian rights). The total population is distributed across 20 localities, with 12 localities recorded as uninhabited. The Project's positive impact on the community may include employment generation, economic output and incorporation into social security programs. The Company will need to establish measures to mitigate negative impacts, especially if they are of concern to the population.

Vizsla reports that it is in the process of establishing guiding principles for community outreach and developing a strategic plan aligned with the organizational philosophy and the objectives of the Project. The implementation of actions must be accompanied by monitoring and measurement to evaluate performance and results. A community engagement plan and management system would enable relations with the community by controlling social risks, and enabling favorable conditions for the development of the Project in the long term. In addition such an engagement and management system would allow for the orderly development and justify sufficent budgets to allow for meaningful social investment, thereby reducing Project risks and costs due to potential community opposition and contribute to the responsible development of the community in accordance with community needs.

Supporting social activities and recreation for the Ejidos population is a main contribution that the Company has been supporting over the years. The support includes financial resources per request of the people and needed for the festivities and recreational activities that as a society are performed locally.

Vizsla has reportedly commenced conversations with local stakeholders to express the intention of developing a mining project within Common Use Lands and ejido property land that would aim to provide socio-economic well-being for the local population. The Company intends to maintain this relationship throughout the Project's lifecycle.

Closure and Reclamation Planning

In accordance with the general work schedule of the Panuco Project, the abandonment phase will commence after Year 11 from the start of operations, after which the approved Closure and Reclamation Plan will be implemented. At this time no formal Closure and Reclamation Plan has been prepared for the Panuco Project for the purpose of regulatory submission; one will be required as the Project advances through subsequent project stages of feasibility-level design and as part of the MIA. An environmental monitoring plan will need to be developed once closure measures are implemented.

However, for the purpose of Project design, a conceptual closure and reclamation plan for the Project has been preliminarily developed that involves the identification of risks and associated mitigation measures for various Project components. The associated cost of reclamation and closure has been preliminarily estimated at US$31.8M (refer to Section 21.2.10 of the Technical Report).

Capital and Operating Cost Estimates

Capital Cost Estimates

The capital costs provided in this PEA are reported in United States Dollars (US$) with no allowance for escalation or exchange rate fluctuations. The capital cost estimate conforms to Class 5 guidelines of the Association for the Advancement of Cost Engineering International (AACE International) with an estimated accuracy of +50%/-30%. The capital cost estimate was developed in Q3 2024 dollars based on budgetary quotations for equipment and construction contracts, as well as in-house database of projects and advanced studies including experience from similar operations. The total initial capital cost for the Panuco Project is US$223.5M, expansion capital cost is US$11.1M and LOM sustaining cost including financing and closure cost of US$31.8M is US$262.0M. The capital cost summary is presented in Table 1-4 of the Technical Report.

S - A - 15

Average Operating Cost Estimate

The costs considered on-site operating costs are those related to mining, processing, tailings handling, maintenance, power and general and administrative activities.

A summary of the operating costs is presented in Table 1-5 of the Technical Report.

The unit operating cost is US$76.40/t processed, including an annual G&A cost of US$9.9M.

Economic Analysis

The economic analysis was performed assuming a 5% discount rate. The pre-tax net present value (NPV) discounted at 5% is US$1,778M; the internal rate of return (IRR) is 124.1%, and payback period is 0.6 years. On a post-tax basis, the NPV discounted at 5% is US$1,137M, the IRR is 85.7%, and the payback period is 0.8 years. A summary of project economics is shown in Table 1-6 of the Technical Report. The analysis was done on an annual cashflow basis; the cashflow output is shown graphically in Figure 1-3 of the Technical Report.

Readers are cautioned that the PEA is preliminary in nature. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

Sensitivity Analysis

A sensitivity analysis was conducted on the base case NPV and IRR of the project using the following variables: discount rate, head grade, recovery, total operating cost, initial capital cost, as well as silver and gold prices, which were encompassed in a single variable, metal price. As illustrated in Figure 1-4 of the Technical Report, the sensitivity analysis revealed that the project is most sensitive to changes in head grade and metal price.

Interpretations and Conclusions

The MRE, effective September 1, 2023, includes Indicated resource of 9.48 Mt grading 289 g/t silver, 2.41 g/t gold, 0.27% lead, and 0.84% zinc (511 g/t AgEq) plus an additional 12.19 Mt grading 239 g/t silver, 1.93 g/t gold, 0.29% lead, and 1.03% zinc (433 g/t AgEq) in the Inferred category. The process design is based on processing mineralized material from the Panuco deposits, through crushing, grinding cyanide leaching and precious metal recovery via the Merrill Crowe process in phase 1 and converted to bulk flotation with concentrate regrind and concentrate leach in Year 4.

The mining method selected for the Panuco Project is LHS backfill with a combination of Cemented Rock Fill ("CRF") and paste backfill. Mining operations will feed 1.2 Mt/a of mineralized material (387 g/t Ag, 2.35 g/t Au) in Phase 1 and 1.5 Mt/a of mineralized material (230 g/t Ag, 1.77 g/t Au) in Phase 2 for processing over a 11-year project life. Based on the assumptions and parameters in this technical report, the PEA shows a positive economics (i.e. US$ 1,137M post-tax NPV (5%) and 85.7% IRR). The PEA supports a decision to carry out additional studies to progress the project further into detailed assessment.

Recommendations

Overall Recommendations

The Panuco Project demonstrates positive economics, as shown by the results presented in this technical report.

It is recommended to continue developing the Project through FS. The recommended work program to advance through FS includes additional drilling to convert inferred resources to indicated resources, metallurgical work and trade-off studies to further improve the process plant design, additional geotechnical drilling to improve the mine plan, further work to characterise the water management and tailings storage facility and expansion and ongoing data collection of environmental data for future permitting. Table 1-7 of the Technical Report summarized the estimated cost for the recommended future work on the Panuco Project.

S - A - 16

Exploration and Drilling

The Deposits of the Panuco Project contain underground Indicated and Inferred Mineral Resources that are associated with well-defined mineralized trends and models. All deposits are open along strike and at depth.

Armitage considers that the Project has potential for delineation of additional Mineral Resources and that further exploration is warranted. Given the prospective nature of the Panuco Property, it is the opinion of Armitage that the Property merits further exploration and that a proposed plan for further work by Vizsla is justified.

Armitage is recommending Vizsla conduct further exploration, subject to funding and any other matters which may cause the proposed exploration program to be altered in the normal course of its business activities or alterations which may affect the program as a result of exploration activities themselves.

For 2025, the company plans to drill ~25,000 m on current resource areas, priority targets proximal to current resources in the west, as well as on other high-priority targets in the eastern portion of the district.

Resource Extension Targets

• The Copala structure remains open along strike to the north and down dip to the south. Alternatively, after the discovery of the old Copala adit and concomitant with the successful infill/expansion drilling campaign in central Copala, the team identified potential for near surface high-grade mineralization in the south. Vizsla intends to drill two near surface targets in the second half (H2) of 2025 once the team completes detailed structural and alteration mapping along Copala, south of the old adit.

• At Napoleon area, the company plans to conduct resource expansion drilling along the Hanging Wall-4 vein (HW4) down-dip to the east and along the 400m wide gap in La Luisa vein, located between the current mineral resource area and seven shallow drill-holes located 500m to the north.

Proximal Targets

• The EL Molino Vein, a northeast trending vein located between Copala and Napoleon, reported significant silver and gold grades close to surface, and Vizsla plans to continue exploring the vein along strike and at depth to add additional high-grade resources close to planned infrastructure in 2025.

• Vizsla plans to drill-test a conceptual target at the projected northern intersection of the Copala fault with the Napoleon vein system near La Estrella area.

District Targets

New mapping efforts completed in 2023 and 2024 have highlighted an abundance of historic workings in the northeastern portion of the district. The new areas named "Camelia-San Dimas, Animas-Triunfo, Galeana, San Fernando-Nacaral and El Roble-Oregano-Whicha" are marked by several anomalous to high-grade surface samples grading up to 400 g/t Ag and 5.0 g/t Au. Given, the overall density of veins mapped on surface and the abundance of surface samples related to historic workings this has become a high priority district target in the east. Vizsla also contracted TMC Geophysical consulting to conduct a Horizontal Loop EM (Promis-HLEM) survey on 45 l-km over Copala (test area) and 5 selected high-priority targets during. The objective of the study is to determine the geophysical response of known mineralization near-surface at Copala, and then investigate five other selected targets in the district, four of them located in the northeast.

S - A - 17

Bulk Sample / Test Mine

Vizsla has received permits to develop and operate a test mine program at its Panuco project to extract a combined 25,000 tonne bulk sample from the Copala and Napoleon structures. Initial engineering and underground development for the bulk sample test mine began in late 2024.

Key objectives for 2025:

• Advance Copala test mine development and bulk sample program

• Complete fourth round of metallurgical testing in H1 2025

• Advance through permitting process

• Deliver Feasibility Study (FS) in H2 2025

• Complete +12,000 meters of geotechnical drilling to support the FS

• Complete +25,000 meters of ongoing discovery-based and resource expansion drilling

• Complete a ~45 line-kilometre ground Horizontal-Loop EM (Promis-HLEM) over six selected target areas

The total cost of the planned exploration work program by Vizsla is estimated at ~CAD$4.25 million.

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements is available.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Vizsla Silver Corp. at 7th Floor, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, telephone (778) 899-3050, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	March 31, 2023

US$400,000,000

Common Shares
Debt Securities
Subscription Receipts
Warrants
Units

Vizsla Silver Corp. ("Vizsla", the "Company", "we" or "us") may offer and sell from time to time the following securities: (a) common shares of the Company (the "Common Shares"); (b) debt securities of the Company (the "Debt Securities"); (c) subscription receipts ("Subscription Receipts") exchangeable for Common Shares and/or other securities of the Company; (d) warrants ("Warrants") exercisable to acquire Common Shares and/or other securities of the Company; and (e) securities comprised of more than one of Common Shares, Debt Securities, Subscription Receipts and/or Warrants offered together as a unit ("Units"), or any combination thereof for aggregate proceeds of US$400,000,000 (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be) at any time during the 25-month period that this short form base shelf prospectus (including any amendments hereto, the "Prospectus") remains valid. The Common Shares, Debt Securities, Subscription Receipts, Warrants and Units (collectively, the "Securities") offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more prospectus supplements (collectively or individually, as the case may be, "Prospectus Supplements"). This Prospectus qualifies the distribution of Securities by the Company and by selling securityholders, as described below. In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash, and assumption of liabilities. One or more selling securityholders may also offer and sell Securities under this Prospectus.

i

The specific terms of any offering of Securities will be set forth in the applicable Prospectus Supplement and may include, without limitation, where applicable: (i) in the case of Common Shares, the number of Common Shares being offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered; (ii) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, maturity, interest provisions, authorized denominations, offering price, whether the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities, and any other terms specific to the Debt Securities being offered; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the terms, conditions and procedures for the exchange of the Subscription Receipts into or for Common Shares and/or other securities of the Company, and any other terms specific to the Subscription Receipts being offered; (iv) in the case of Warrants, the number of Warrants being offered, the offering price, whether the Warrants are being offered for cash, the terms, conditions and procedures for the exercise of such Warrants into or for Common Shares and/or other securities of the Company, and any other terms specific to the Warrants; and (v) in the case of Units, the number of Units being offered, the offering price, the terms of the Common Shares, Debt Securities, Subscription Receipts and/or Warrants underlying the Units, and any other terms specific to the Units.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement. Where required by statute, regulation, or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

An investment in Securities involves significant risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See "Risk Factors".

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system ("MJDS") adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein, if any, have been prepared in accordance with International Accounting Standard ("IFRS") issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Registrant is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Registrant and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

All shelf information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus unless an exemption from the prospectus delivery requirements is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which that Prospectus Supplement pertains.

This Prospectus may qualify an "at-the-market distribution" as defined in National Instrument 44-102 - Shelf Distributions ("NI 44-102"). This Prospectus does not qualify for issuance Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, without limitation, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. This Prospectus may qualify for issuance Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers' acceptance rate, or to recognized market benchmark interest rates such as CDOR (the Canadian Dollar Offered Rate) or a United States federal funds rate, and/or that are convertible into or exchangeable for Common Shares.

The Company and any selling securityholder may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through agents designated by the Company and/or the selling securityholders from time to time. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities, as well as the method of distribution and the terms of the offering of such Securities, including the net proceeds to the Company and/or the selling securityholders and, to the extent applicable, any fees, discounts, concessions or any other compensation payable to underwriters, dealers or agents and any other material terms. See "Plan of Distribution".

The sale of Securities may be affected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be "at the-market distributions", including sales made directly on the TSX Venture Exchange (the "TSXV"), or other existing trading markets for the Securities, and as set forth in a Prospectus Supplement for such purpose. See "Plan of Distribution".

Unless otherwise specified in the relevant Prospectus Supplement, subject to applicable laws, in connection with any offering of Securities, other than an "at-the-market distribution", the underwriters, dealers or agents may over-allot or effect transactions that are intended to stabilize or maintain the market price of the Securities offered at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

No underwriter, dealer or agent involved in an "at-the-market distribution", no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the offered Securities, including selling an aggregate number or principal amount of securities that would result in the underwriter, dealer or agent creating an over-allocation position in the offered Securities. See "Plan of Distribution".

The outstanding Common Shares are listed and posted for trading on the TSXV and the NYSE American (the "NYSE American") under the symbol "VZLA" and on the Börse Frankfurt (Frankfurt Stock Exchange) (the "Frankfurt Exchange") under the symbol "0G3". On March 30, 2023, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSXV was $2.09, on the NYSE American was US$1.55 and on the Frankfurt Exchange was €1.333. Unless otherwise specified in an applicable Prospectus Supplement, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Debt Securities, Subscription Receipts, Warrants and Units may be sold, and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of the Debt Securities, Subscription Receipts, Warrants and Units in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation.

Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus. The Company has not authorized anyone to provide investors with additional or different information. An investment in the Securities is highly speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such Securities. Such investment should only be made by those persons who can afford the risk of loss of their entire investment. The risks outlined in this Prospectus and in the documents incorporated by reference herein should be carefully reviewed and considered by prospective investors in connection with an investment in such Securities. See "Cautionary Note Regarding Forward-Looking Information" and "Risk Factors" in this Prospectus and "Forward-Looking Information" and "Risk Factors" in the Company's then-current annual information form, as well as the risk factors described in the Company's then-current annual management's discussion and analysis and then-current interim management's discussion and analysis, if applicable, prior to investing in such Securities.

Prospective investors are advised to consult their own tax advisors regarding the application of Canadian federal income tax laws to their particular circumstances, as well as any other provincial, territorial, foreign, and other tax consequences of acquiring, holding, or disposing of the Securities, including the Canadian federal income tax consequences applicable to a foreign controlled Canadian corporation that acquires the Securities

No underwriter, dealer or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The Company's head office is located at 7th Floor, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7 and its registered office is located at Suite 401, 353 Water Street, Vancouver, British Columbia, V6B 1B8.

v

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus, including the documents incorporated by reference herein, contain "forward-looking information" within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking information"). Forward-looking information includes statements that use forward-looking terminology such as "may", "could", "would", "should", "will", "intend", "plan", "expect", "budget", "estimate", "anticipate", "believe", "continue", "potential" or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, statements with respect to the Company's expectations, strategies and plans for the Panuco Project, including the Company's current planned exploration, development and permitting activities; the future issuance of Securities and the terms, conditions and amount thereof; the creation and content of any future Prospectus Supplements; the Company's use of proceeds from the sale of Securities; the plan of distribution during the 25-month period that this Prospectus remains valid; compensation payable to underwriters, dealers or agents in connection with the sale of Securities; the requirement for additional financing in order to maintain the Company's operations and exploration activities; the timing, receipt and maintenance of approvals, licences and permits from any federal, national, provincial, territorial, municipal or other government, any political subdivision thereof, and any ministry, sub-ministry, agency or sub-agency, court, board, bureau, office, or department, including any government-owned entity, having jurisdiction over the Company or its assets; future financial or operating performance and condition of the Company and its business, operations and properties, and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management, in light of management's experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this Prospectus including, without limitation, assumptions about: favourable equity and debt capital markets; the ability to raise any necessary capital on reasonable terms to advance the development of the Panuco Project and pursue planned exploration; expectations about the ability to acquire resources and/or reserves through acquisition and/or development; future prices of silver, gold and other metals; the timing and results of exploration and drilling programs; the accuracy of budgeted exploration and development costs and expenditures; expectations regarding inflation; future currency exchange rates and interest rates; operating conditions being favourable, including whereby the Company is able to operate in a safe, efficient and effective manner; political and regulatory stability; the receipt of governmental and third party approvals, licences and permits on favourable terms; obtaining required renewals for existing approvals, licences and permits and obtaining all other required approvals, licences and permits on favourable terms; sustained labour stability; stability in financial and capital goods markets; the absence of any material adverse effects arising as a result of terrorism, sabotage, natural disasters, public health concerns, equipment failures or adverse changes in government legislation or the socio-economic conditions in Mexico and the surrounding area with respect to the Panuco Project and operations; and the availability of drilling and other mining equipment, energy and supplies. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive, and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance, or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance, or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance, or achievements expressed or implied by such forward-looking information. Such risks include, without limitation: general business, social, economic, political, regulatory and competitive uncertainties; differences in size, grade, continuity, geometry or location of mineralization from that predicted by geological modelling and the subjective and interpretative nature of the geological modelling process; the speculative nature of mineral exploration and development, including the risk of diminishing quantities or grades of mineralization; fluctuations in the spot and forward price of silver; inflationary pressures; a failure to achieve commercial viability, despite an acceptable silver price, or the presence of cost overruns which render the Panuco Project uneconomic; geological, hydrological and climatic events which may adversely affect infrastructure, operations and development plans, and the inability to effectively mitigate or predict with certainty the occurrence of such events; the Company's limited operating history; the Company's history of losses and expectation of future losses; credit and liquidity risks associated with the Company's financing activities, including constraints on the Company's ability to raise and expend funds; delays in the performance of the obligations of the Company's contractors and consultants, the receipt of governmental and third party approvals, licences and permits in a timely manner or to complete and successfully operate mining and processing components; the Company's failure to accurately model and budget future capital and operating costs associated with the further development and operation of the Panuco Project; adverse fluctuations in the market prices and availability of commodities and equipment affecting the Company's business and operations; title defects to the Company's mineral properties; the Company's management being unable to successfully apply their skills and experience to attract and retain highly skilled personnel; the cyclical nature of the mining industry and increasing prices and competition for resources and personnel during mining cycle peaks; the Company's failure to comply with laws and regulations or other regulatory requirements; the Company's failure to comply with existing approvals, licences and permits, and the Company's inability to renew existing approvals, licences and permits or obtain required new approvals, licences and permits on timelines required to support development plans; the risks related to equipment shortages, road and water access restrictions and inadequate infrastructure; the Company's failure to comply with environmental regulations, the tendency of such regulations to become more strict over time, and the costs associated with maintaining and monitoring compliance with such regulations; the adverse influence of third party stakeholders including social and environmental non-governmental organizations; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or pandemics or outbreaks of communicable diseases such as the coronavirus) and other geopolitical uncertainties; satisfactory labour relations and the risk of labour disruptions or changes in legislation relating to labour; changes in national and local government legislation, taxation, controls, regulations and other political or economic developments in the jurisdictions in which the Company operates; limits of insurance coverage and uninsurable risk; the adverse effect of currency fluctuations on the Company's financial performance; difficulties associated with enforcing judgments against directors residing outside of Canada; conflicts of interest; reduction in the price of Common Shares as a result of sales of Common Shares by existing shareholders; the dilutive effect of future acquisitions or financing activities and the failure of future acquisitions to deliver the benefits anticipated; trading and volatility risks associated with equity securities and equity markets in general; the Company's not paying dividends in the foreseeable future or ever; failure of the Company's information technology systems or the security measures protecting such systems; the costs associated with legal proceedings should the Company become the subject of litigation or regulatory proceedings; costs associated with complying with public company regulatory reporting requirements; the ongoing military conflict in Ukraine; and other risks involved in the exploration and development business generally, including, without limitation, environmental risks and hazards, cave-ins, flooding, rock bursts and other acts of God or natural disasters or unfavourable operating conditions; and those risk factors discussed or referred to in this Prospectus, in any applicable Prospectus Supplement and in the Company's then-current annual information form, annual management's discussion and analysis and interim management's discussion and analysis, which readers are advised to carefully review and consider. Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance, or achievements to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, conditions, results, performance, or achievements to differ from those anticipated, estimated or intended. See "Risk Factors" for a discussion of certain factors investors should carefully consider before deciding to invest in the Common Shares.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained herein. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

Forward-looking information contained herein is made as of the date of this Prospectus and the Company disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events, or results or otherwise, except as and to the extent required by applicable securities laws.

FINANCIAL INFORMATION

The financial statements of the Company incorporated by reference in this Prospectus have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are reported in Canadian dollars and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

All currency amounts in this Prospectus are expressed in Canadian dollars, unless otherwise indicated. References to "US$" are to United States dollars and references to "€" are to the Euro currency. On March 30, 2023, the indicative rate of exchange for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = $1.35 or $1.00 = US$0.74, and the indicative rate of exchange for the Euro in terms of Canadian dollars, as quoted by the Bank of Canada, was €1.00 = $1.48 or $1.00 = €0.68.

DIFFERENCES IN REPORTING OF MINERAL RESOURCE ESTIMATES

This Prospectus and documents incorporated by reference herein have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included or incorporated by reference in this Prospectus have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under United States Securities and Exchange Commission standards. Accordingly, information contained in this Prospectus and documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 7th Floor, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7 (telephone: (778) 899-3050). Copies of these documents are also available on the System for Electronic Document Analysis and Retrieval ("SEDAR") which can be accessed at www.sedar.com under the Company's profile and on the Electronic Data Gathering, Analysis, and Retrieval System ("EDGAR") at www.sec.gov/edgar.shtml. Our filings through SEDAR and on EDGAR are not incorporated by reference in this Prospectus except as specifically set forth herein.

As at the date of this Prospectus, the following documents, filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus, as further described below:

(a) the annual information form of the Company dated July 22, 2022, for the year ended April 30, 2022 (the "AIF"), except for the information contained under the heading "Description of Business - Material Mineral Projects", which has been superseded by the summary from the 2023 Technical Report reproduced in "Schedule A - Executive Summary Section from the 2023 Technical Report" in this Prospectus;

(b) the audited annual consolidated financial statements of the Company for the years ended April 30, 2022, and 2021, together with the notes thereto and the auditors' report thereon (the "Annual Financial Statements");

(c) the management's discussion and analysis of financial condition and results of operations of the Company for the years ended April 30, 2022, and 2021;

(d) the condensed consolidated interim financial statements of the Company for the nine-months ended January 31, 2023, together with the notes thereto (the "Interim Financial Statements");

(e) the management's discussion and analysis of financial condition and results of operations of the Company for the nine-months ended January 31, 2023, and 2022;

(f) the material change report of the Company dated November 10, 2022 in respect of the announcement of a bought deal offering (the "Bought Deal Offering") of 23,805,000 units at a price $1.45 per unit for gross proceeds of $34,517,250;

(g) the material change report of the Company dated November 18, 2022, in respect of the announcement of the closing of the Bought Deal Offering for aggregate gross proceeds of $34,517,250;

(h) the material change report of the Company dated December 22, 2022, in respect of the announcement of a binding strategic investment agreement with Prismo Metals Inc. (the "Strategic Investment");

(i) the material change report of the Company dated January 9, 2023, in respect of the announcement of the closing of the Strategic Investment;

(j) the material change report of the Company dated January 27, 2023, in respect of the: (i) announcement of a brokered private placement (the "2023 Private Placement") of 23,727,000 common shares at a price of $1.65 per share for gross proceeds of $39,149,550; and (ii) the resignation of Charles Funk as a director of the Company;

(k) the material change report of the Company dated February 13, 2023, in respect of the announcement of the closing of the upsized 2023 Private Placement for 27,286,050 common shares at a price of $1.65 per share for gross proceeds of $45,021,982.50;

(l) the material change report of the Company dated February 27, 2023 in respect of the announcement of the updated mineral resource estimate for the Panuco Project (the "Updated MRE MCR");

(m) the technical report entitled "Mineral Resource Estimate Update for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico" with a report date of March 10, 2023 and an effective date of January 19, 2023 (the "2023 Technical Report");

(n) the management information circular of the Company dated October 31, 2022, with respect to the Company's annual general meeting to be held on December 8, 2022; and

(o) the statement of executive compensation of the Company filed on October 28, 2022, with respect to the Company's executive compensation for the year ended April 30, 2022.

Any documents of the foregoing type, and all other documents of the type required by National Instrument 44-101 - Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus including, without limitation, any material change reports (excluding material change reports filed on a confidential basis), comparative interim financial statements, comparative annual financial statements and the auditor's report thereon, management's discussion and analysis ("MD&A"), information circulars, annual information forms, marketing materials and business acquisition reports filed by the Company with the securities commissions or similar authorities in any of the provinces and territories of Canada, subsequent to the date of this Prospectus and during the 25-month period this Prospectus remains valid, shall be deemed to be incorporated by reference in this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report filed with or furnished to the Securities and Exchange Commission (the "SEC") pursuant to the United States Securities Exchange Act of 1934, as amended (the "1934 Act"), after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part (in the case of documents or information deemed furnished on Form 6-K, only to the extent specifically stated therein).

Upon new annual financial statements and related MD&A of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual financial statements and related MD&A and the previous interim financial statements and related MD&A of the Company most recently filed shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon new interim financial statements and related MD&A of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous interim financial statements and related MD&A of the Company most recently filed shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new annual information form of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, notwithstanding anything herein to the contrary, the following documents shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder: (i) the previous annual information form; (ii) any material change reports filed by the Company prior to the end of the financial year in respect of which the new annual information form is filed; (iii) any business acquisition reports filed by the Company for acquisitions completed prior to the beginning of the financial year in respect of which the new annual information form is filed; and (iv) any information circulars filed by the Company prior to the beginning of the financial year in respect of which the new annual information form is filed. Upon a new management information circular prepared in connection with an annual general meeting of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous management information circular prepared in connection with an annual general meeting of the Company shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus, except in cases where an exemption from such delivery requirements is available and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces, or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Any "template version" of any "marketing materials" (as such terms are defined in National Instrument 41-101 - General Prospectus Requirements ("NI 41-101")) pertaining to a distribution of Securities will be filed under the Company's profile on SEDAR at www.sedar.com. In the event that such marketing materials are filed subsequent to the date of filing of the applicable Prospectus Supplement pertaining to the distribution of the Securities to which such marketing materials relates and prior to the termination of such distribution, such filed versions of the marketing materials will be deemed to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

References to our website in any documents that are incorporated by reference into this Prospectus and any Prospectus Supplement do not incorporate by reference the information on such website into this Prospectus or any Prospectus Supplement, and we disclaim any such incorporation by reference.

DOCUMENTS FILED AS PART OF THIS REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: (i) the documents listed under the heading "Documents Incorporated by Reference"; (ii) powers of attorney from our directors and officers included on the signature pages of the registration statement; (iii) the consent of MNP LLP; and (iv) the consent of the "qualified persons" for the purposes of NI 43-101 referred to in this Prospectus under the heading "Interests of Experts". A copy of any underwriting agreement, agency agreement, warrant indenture, subscription receipt agreement, debenture indenture, statement of eligibility of trustee on Form T-1 or similar agreement that is required to be filed, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the 1934 Act.

AVAILABLE INFORMATION

In addition to our continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to the informational requirements of the 1934 Act and in accordance therewith file reports and other information with the SEC. Under the MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the 1934 Act prescribing the furnishing and content of proxy statements, and the Company's officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the 1934 Act. Some of the documents that we file with or furnish to the SEC are electronically available from EDGAR, and may be accessed at www.sec.gov.

The Company is concurrently filing with the SEC a registration statement on Form F-10/A under the 1933 Act, with respect to the Securities. This Prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the Securities offered in this Prospectus, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to the Company and the Securities. See "Documents Filed as Part of this Registration Statement".

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES AND AGENT FOR SERVICE OF PROCESS

The Company is a corporation incorporated under and governed by the Business Corporations Act (British Columbia). All of the directors and officers of the Company, and the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a certain portion of the Company's assets, are located outside the United States.

The Company filed with the SEC, concurrently with its registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Cogency Global Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the securities under this Prospectus.

It may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

THE COMPANY

Vizsla is a company formed and existing under the Business Corporations Act (British Columbia).

The outstanding Common Shares are listed and posted for trading on the TSXV and the NYSE American under the symbol "VZLA" and on the Frankfurt Exchange under the symbol "0G3".

The Company's head office is located at 7th Floor, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7 and its registered office is located at Suite 401, 353 Water Street, Vancouver, British Columbia, V6B 1B8.

THE BUSINESS

The Company is a mineral exploration company focused on creating shareholder value through discovery. The Company holds a 100% interest in the mineral property known as the "Panuco Silver-Gold Project" (the "Panuco Project") located in the Panuco-Copala mining district in the municipality of Concordia in the State of Sinaloa, Mexico, which interest the Company holds through its wholly-owned subsidiary, Canam Alpine Ventures Ltd. As of the date hereof, the only material property of the Company is the Panuco Project.

Recent Developments

On November 15, 2022, the Company closed the Bought Deal Offering pursuant to which it issued 23,805,000 units of the Company (the "Units") at a price of $1.45 per Unit for aggregate gross proceeds of $34,517,250. Each Unit consisted of one Common Share and one-half of one common share purchase warrant (each whole common share purchase warrant, a "2022 Warrant"). Each 2022 Warrant entitles the holder to acquire one Common Share until November 15, 2024 at a price of $2.00.

On January 9, 2023, the Company closed the Strategic Investment. Pursuant to the Strategic Investment, the Company acquired: (i) a right of first refusal to purchase the Palos Verdes project from Prismo Metals Inc. ("Prismo"); and (ii) 4,000,000 units of Prismo (the "Prismo Units"), for aggregate deemed consideration of $2,000,000. The consideration for the Strategic Investment consisted of a cash payment of $500,000 and 1,000,000 common shares of the Company (the "Consideration Shares"). The Consideration Shares are subject to a statutory hold period of four months and one day, and a voluntary escrow period of 24 months with 25% of the securities released every six months.

On January 24, 2023, the Company announced an updated mineral resource estimate for the Panuco Project.

On January 27, 2023, the Company announced that Mr. Charles Funk has resigned as a director of the Company and had been appointed as the Lead Technical Advisor to the Company's board of directors.

On February 9, 2023, the Company closed the 2023 Private Placement pursuant to which it issued 27,286,050 Common Shares at a price of $1.65 per Common Share for gross proceeds of $45,021,982.

Additional Information

If, after the date of this Prospectus, the Company is required by Section 4.2 of NI 43-101 to file a technical report to support scientific or technical information that relates to a mineral project on a property that is material to the Company, the Company will file such technical report in accordance with Section 4.2(5)(a)(i) of NI 43-101 as if the words "preliminary short form prospectus" refer to "shelf prospectus supplement".

For additional information with respect to the business of the Company, readers are referred to the Company's then-current annual information form (in respect of the current AIF, except to the extent certain information has been superseded), annual MD&A and interim MD&A, if applicable, all of which are incorporated by reference herein, as well as the 2023 Technical Report. Schedule "A" to this Prospectus contains a summary of the 2023 Technical Report, which supersedes the information contained under the heading "Description of Business - Material Mineral Projects" in the AIF. The summary in Schedule "A" does not purport to be a complete summary of the Panuco Project and is subject to all the assumptions, qualifications and procedures set out in the 2023 Technical Report and is qualified in its entirety with reference to the full text of the 2023 Technical Report, which is incorporated by reference herein. Readers should read the summary in Schedule "A" to this Prospectus in conjunction with the 2023 Technical Report which is available electronically under the profile of the Company at www.sedar.com. See "Documents Incorporated by Reference" and see also "Risk Factors" in this Prospectus and the Company's then-current annual information form, and the risk factors set forth in the then-current annual MD&A and interim MD&A, if applicable.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Company on a consolidated basis, since January 31, 2023, except that, subsequent to such date: (i) the Company issued 27,286,050 Common Shares and 1,637,163 compensation warrants pursuant to the 2023 Private Placement; (ii) the Company issued 150,000 Common Shares pursuant to the exercise of stock options; and (iii) the Company issued 2,130,000 stock options and 1,133,572 restricted share units.

The applicable Prospectus Supplement will describe any material change in, and the effect of such material change on, the share and loan capital of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

Unless otherwise indicated in a Prospectus Supplement relating to a particular offering of Securities, the Company intends to use the net proceeds from the sale of Securities for general working capital purposes, and for one or more other purposes including, but not limited to, exploration and development of the Panuco Project as contemplated in the 2023 Technical Report, completing corporate acquisitions, to, directly or indirectly, finance future growth opportunities and to repay existing or future indebtedness. At present, the Company does not have any proposed acquisitions and does not intend to use the net proceeds from the sale of Securities to complete any specific acquisitions or to repay any existing or future indebtedness. More detailed information regarding the use of proceeds, and the amount of net proceeds to be used for any such purposes will be set forth in any applicable Prospectus Supplement. The Company may invest net proceeds which it does not immediately use. Such investments may include short-term marketable investment grade securities.

There may be circumstances where, based on results obtained or for other sound business reasons, a reallocation of funds may be necessary or prudent. Accordingly, management of the Company will have broad discretion in the application of the net proceeds of an offering of Securities. The actual amount that the Company spends in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including those referred to under "Risk Factors" in this Prospectus and in the documents incorporated by reference herein and any other factors set forth in the applicable Prospectus Supplement. The Company may invest funds which it does not immediately use. Such investments may include short-term marketable investment grade securities. The Company may, from time to time, issue securities (including debt securities) other than pursuant to this Prospectus. See "Risk Factors".

As at the date hereof, the Company has yet to generate any revenue from mining operations and is unlikely to do so in the immediate future. During the fiscal year ended April 30, 2022, and the nine-month period ended January 31, 2023, the Company had negative cash flow from operating activities. The Company anticipates it will continue to have negative cash flow from operating activities in future periods until profitable commercial production is achieved at the Panuco Project. As a result, the Company may need to allocate a portion of its existing working capital or a portion of the proceeds of any offering of Securities to fund any such negative cash flow from operating activities in future periods.  See "Risk Factors".

The net proceeds to any selling securityholder(s) from any secondary offering of Securities will be set forth in the applicable Prospectus Supplement relating to that secondary offering of Securities. The Company will not receive any of the proceeds payable to any selling securityholder(s) under any secondary offering of Securities. See also "Selling Securityholders".

PLAN OF DISTRIBUTION

The Company or a selling securityholder may, during the 25-month period that this Prospectus remains valid, offer for sale and issue, as applicable, the Securities, separately or together: (a) to one or more underwriters or dealers; (b) through one or more agents; or (c) directly to one or more purchasers through applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities, as well as the method of distribution and the terms of the offering of such Securities, including the net proceeds to the Company (or, if applicable, the selling securityholder(s)) and, to the extent applicable, any fees, discounts, concessions or any other compensation payable to the underwriters, dealers or agents and any other material terms. Only underwriters, dealers or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers, or agents, as the case may be, in connection with the Securities offered thereby.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102, including sales made directly on an existing trading market for the Common Shares, such as the TSXV, or sales made to or through a market maker other than on an exchange. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution.

If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company (or, if applicable, the selling securityholder(s)) to indemnification by the Company (or, if applicable, the selling securityholder(s)) against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company (or, if applicable, the selling securityholder(s)) in the ordinary course of business.

Any offering of Debt Securities, Subscription Receipts, Warrants or Units will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Subscription Receipts, Warrants or Units will not be listed on any securities exchange. There is no market through which such Securities may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation. Certain dealers may make a market in these Securities but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in such Securities or as to the liquidity of the trading market, if any, for such Securities. See "Risk Factors".

Underwriters, dealers and agents may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an "at-the-market distribution" and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on an exchange. In connection with any offering of Securities, except with respect to "at-the-market distributions" or as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters, dealers, or agents may over-allot or effect transactions which are intended to stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter, dealer or agent involved in an "at-the-market distribution", no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or securities of the same class as the Securities distributed, including selling an aggregate number or principal amount of securities that would result in the underwriter, dealer or agent creating an over-allocation position in the Securities.

Unless otherwise specified in a Prospectus Supplement, the Securities have not been and will not be registered under the 1933 Act or the securities laws of any states in the United States and may not be offered or sold or otherwise transferred or disposed of in the United States or to, or for the account of, U.S. Persons absent registration or pursuant to an applicable exemption from the 1933 Act and applicable state securities laws. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these Securities within the United States or to, or for the account or benefit of, U.S. Persons.

EARNINGS COVERAGE RATIOS

Earnings coverage ratios will be provided in the applicable Prospectus Supplement with respect to any issuance of Debt Securities (having a term to maturity in excess of one year) pursuant to this Prospectus.

DESCRIPTION OF SECURITIES

Common Shares

The Company's authorized share capital consists of an unlimited number of Common Shares without par value, of which 207,742,199 Common Shares are issued and outstanding as at the date of this Prospectus (239,770,706 Common Shares on a fully-diluted basis, assuming the exercise and conversion of all outstanding stock options, warrants and restricted share units).

The holders of Common Shares are entitled to vote at all meetings of shareholders of the Company (with each Common Share having one vote on a ballot), to receive dividends if, as and when declared by the board of directors of the Company (the "Board") and to participate rateably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company. Distribution in the form of dividends, if any, will be set by the Board.

Provisions as to the modification, amendment or variation of the rights attached to the share capital of the Company are contained in the Company's articles and the Business Corporations Act (British Columbia). Generally speaking, substantive changes to the share capital require the approval of the Company's shareholders by special resolution (at least 66 2/3% of the votes cast).

The Common Shares are listed and posted for trading on the TSXV and the NYSE American under the symbol "VZLA" and on the Frankfurt Exchange under the symbol "0G3".

Debt Securities

The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of Debt Securities offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in such Prospectus Supplement.

The Company may issue Debt Securities, separately or together, with Common Shares, Subscription Receipts, Warrants or Units or any combination thereof, as the case may be. The Debt Securities may be issued in one or more series under an indenture (the "Indenture") to be entered into between the Company and one or more trustees (the "Trustee") that will be named in a Prospectus Supplement for a series of Debt Securities. A copy of any such trust indenture will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of any such Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

  the specific designation of the Debt Securities;

  any limit on the aggregate principal amount of the Debt Securities;

  the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

  the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date, or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

  the terms and conditions under which we may be obligated to redeem, repay, or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

  the terms and conditions upon which we may redeem the Debt Securities, in whole or in part, at our option;

  the covenants applicable to the Debt Securities;

  the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

  the extent and manner, if any, to which payment on or in respect of the Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Company;

  whether the Securities will be secured or unsecured;

  whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

  whether the Debt Securities will be issuable in the form of registered global securities, and, if so, the identity of the depositary for such registered global securities;

  the denominations in which registered Debt Securities will be issuable, if other than denominations of $1,000 integral multiples of $1,000 and the denominations in which bearer Debt Securities will be issuable, if other than $5,000;

  each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

  if other than Canadian dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

  material Canadian federal income tax consequences of owning the Debt Securities; and

  any other terms, conditions, rights, or preferences of the Debt Securities which apply solely to the Debt Securities.

If we denominate the purchase price of any of the Debt Securities in a currency or currencies other than Canadian dollars or a non-Canadian dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than Canadian dollars or a non-Canadian dollar unit or units, we will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-Canadian dollar currency or currencies or non-Canadian dollar unit or units in the applicable Prospectus Supplement.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

If any Debt Securities being offered will be guaranteed by one or more subsidiaries of the Company, (a) the Prospectus Supplement relating to such offering will include the credit supporter disclosure about the guarantors required by section 12.1 of Form 44-101F1 or, if applicable, will disclose that the Company is relying on an exemption in item 13 of Form 44-101F1 from providing such credit supporter disclosure, (b) the Company will file with the Prospectus Supplement relating to such offering any undertaking in respect of credit supporter disclosure required by paragraph 4.2(a)(ix) of NI 44-101, which undertaking may be to provide disclosure in respect of the Company and its subsidiaries similar to the disclosure required under section 12.1 of Form 44-101F1, and (c) the related credit supporter will sign a certificate to the Prospectus Supplement as required by section 5.12 of NI 41-101.

Subscription Receipts

The following sets forth certain general terms and provisions of the Subscription Receipts. The particular terms and provisions of Subscription Receipts offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts, will be described in such Prospectus Supplement.

Subscription Receipts will be exchangeable, for no additional consideration, into Common Shares, Debt Securities, Warrants or Units upon the satisfaction of certain conditions. The Subscription Receipts will be issued under one or more subscription receipt agreements, in each case between the Company and a subscription receipt agent determined by the Company. A copy of any such subscription receipt agreement will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Subscription Receipts may be offered separately or together with Common Shares, Debt Securities, Warrants or Units.

The particular terms and provisions of Subscription Receipts offered by this Prospectus will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. This description will include some or all of the following:

  the aggregate number of Subscription Receipts offered;

  the price at which the Subscription Receipts will be offered;

  the terms, conditions, and procedures for the conversion of the Subscription Receipts into other Securities;

  the dates or periods during which the Subscription Receipts are convertible into other Securities;

  the designation, number and terms of the other Securities that may be exchanged upon conversion of each Subscription Receipt;

  the designation, number and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

  whether such Subscription Receipts are to be issued in registered form, "book-entry only" form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer, and ownership thereof;

  terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

  certain material Canadian tax consequences of owning the Subscription Receipts; and

  any other material terms and conditions of the Subscription Receipts.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the Securities to be received on the exchange of the Subscription Receipts.

Warrants

The following sets forth certain general terms and provisions of the Warrants. The particular terms and provisions of Warrants offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Warrants, will be described in such Prospectus Supplement.

Each series of Warrants may be issued under a separate warrant indenture to be entered into between the Company and one or more trust companies acting as Warrant agent or may be issued as stand-alone certificates. The applicable Prospectus Supplement will include details of the Warrant agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. A copy of any such warrant indenture will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Warrants may be offered separately or together with Common Shares, Debt Securities, Subscription Receipts or Units.

The particular terms and provisions of Warrants offered by this Prospectus will be described in the Prospectus Supplement filed in respect of such Warrants. This description will include some or all of the following:

  the designation of the Warrants;

  the aggregate number of Warrants offered and the offering price;

  the designation, number, and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

  the exercise price of the Warrants;

  the dates or periods during which the Warrants are exercisable including any "early termination" provisions;

  the designation, number, and terms of any Securities with which the Warrants are issued;

  if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

  whether such Warrants are to be issued in registered form, "book-entry only" form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer, and ownership thereof;

  any minimum or maximum amount of Warrants that may be exercised at any one time;

  whether such Warrants will be listed on any securities exchange;

  any terms, procedures and limitations relating to the transferability, exchange, or exercise of the Warrants;

  certain material Canadian tax consequences of owning the Warrants; and

  any other material terms and conditions of the Warrants.

Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities to be received on the exercise of the Warrants.

Units

The following sets forth certain general terms and provisions of the Units. The particular terms and provisions of Units offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Units, will be described in such Prospectus Supplement.

The Company may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The Unit agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in a Prospectus Supplement filed in respect of such Units. This description will include, where applicable:

  the aggregate number of Units offered;

  the price at which the Units will be offered;

  the designation, number and terms of the Securities comprising the Units;

  whether the Units will be issued with any other Securities and, if so, the amount and terms of the Securities;

  terms applicable to the gross or net proceeds from the sale of the Units plus any interest earned thereon;

  the date on and after which the Securities comprising the Units will be separately transferable;

  whether the Securities comprising the Units will be listed on any securities exchange;

  whether such Units or the Securities comprising the Units are to be issued in registered form, "book-entry only" form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer, and ownership thereof;

  any terms, procedures and limitations relating to the transferability, exchange, or exercise of the Units;

  certain material Canadian tax consequences of owning the Units; and

  any other material terms and conditions of the Units.

The Company reserves the right to set forth in a Prospectus Supplement specific terms of the Units that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Units.

SELLING SECURITYHOLDERS

This Prospectus may also, from time to time, relate to the offering of Securities by way of a secondary offering by certain selling securityholders. The terms under which the Securities will be offered by selling securityholders will be described in the Prospectus Supplement. In connection with any secondary offering, in respect of any selling securityholder that is resident outside of Canada, the Company will file a non-issuer's submission to jurisdiction form on behalf of such selling securityholder with the corresponding Prospectus Supplement. The Prospectus Supplement for, or including, any offering of the Securities by selling securityholders will include, without limitation, where applicable:

  the names of the selling securityholders;

  the number or amount of Securities owned, controlled, or directed by each of the selling securityholders;

  the number or amount of Securities being distributed for the account of each selling securityholder;

  the number or amount of Securities to be owned, controlled, or directed by each of the selling securityholders after the distribution, and the percentage that number or amount represents out of the total number or amount of outstanding Securities of the class or series being distributed;

  whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only;

  if the selling securityholder purchased any of the Securities held by it in the two years preceding the date of the Prospectus Supplement, the date or dates the selling securityholder acquired the Securities; and

  if the selling securityholder acquired the Securities held by it in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the selling securityholder in the aggregate and on an average cost-per-security basis.

PRIOR SALES

Information in respect of prior sales of Common Shares and other Securities distributed under this Prospectus and for securities that are convertible into or exchangeable for Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of Common Shares and/or other Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The outstanding Common Shares are listed and posted for trading on the TSXV and the NYSE American under the symbol "VZLA" and on the Frankfurt Exchange under the symbol "0G3". Trading prices and volumes of the Common Shares for the previous 12-month period will be provided in each Prospectus Supplement.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain material Canadian federal income tax considerations generally applicable to investors described therein of acquiring, owning, and disposing of any of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership, and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986). Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

RISK FACTORS

An investment in the Securities is speculative and involves a high degree of risk. Prospective investors in a particular offering of the Securities should carefully consider, in addition to information contained in this Prospectus and in the Prospectus Supplement relating to that offering and the information incorporated by reference herein and therein for the purposes of that offering, the risk factors set forth in the Company's then-current annual information form, as well as the Company's then-current annual MD&A and interim MD&A, if applicable, to the extent incorporated by reference herein for the purposes of that particular offering of Securities.

Any such risk factors could materially affect the Company's business, financial condition and/or future operating results and prospects and could cause actual results and events to differ materially from those described in forward-looking statements and forward-looking information relating to the Company. The risks described herein and therein are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems to be immaterial, may also materially and adversely affect the Company's business, financial condition, operations, or prospects.

In addition, the following risk factors should be carefully considered by investors:

There is No Market for Certain of the Securities

There is currently no trading market for any Debt Securities, Subscription Receipts, Warrants or Units that may be offered and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation. No assurance can be given that an active or liquid trading market for such Securities will develop or be sustained. If an active or liquid market for such Securities fails to develop or be  sustained, the prices at which such Securities trade may be adversely affected. Whether or not such Securities will trade at lower prices depends on many factors, including liquidity of such Securities, prevailing interest rates and the markets for similar securities, the market price of the Common Shares, general economic conditions, and the Company's financial condition, historic financial performance, and future prospects.

Global Economy Risk

The volatility of global capital markets, including the general economic slowdown in the mining sector, over the past several years has generally made the raising of capital by equity or debt financing more difficult. The Company may be  dependent  upon  capital  markets  to  raise  additional  financing  in  the  future.  As  such,  the  Company  is  subject  to liquidity  risks  in  meeting  its  operating  expenditure  requirements  and  future  development  cost  requirements  in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable. These factors  may  impact  the  ability  to  raise  equity  or  obtain  loans  and  other  credit  facilities  in  the  future  and  on  terms favourable to the Company and its management. If these levels of volatility persist or if there is a further economic slowdown, the Company's operations, the Company's ability to raise capital and the trading price of the Company's securities could be adversely impacted.

Inflation

The Company's operating costs could escalate and become uncompetitive due to supply chain disruptions, inflationary cost  pressures,  equipment  limitations,  escalating  supply  costs,  commodity  prices  and  additional  government intervention  through  stimulus  spending  or  additional  regulations.  The  Company's  inability  to  manage  costs  may impact,  among  other  things,  future  development  decisions,  which  could  have  a  material  adverse  impact  on  the Company's financial performance.

Discretion in the Use of Proceeds

The Company currently intends to allocate the net proceeds received from an offering as described under "Use of Proceeds" and such allocations are based on current expectations of management of the Company. However, management will have discretion in the actual application of the net proceeds and may elect to allocate net proceeds differently than is described under "Use of Proceeds" if management believes that it would be in the Company's best interests to do so. Shareholders may not agree with the manner in which management chooses to allocate and spend the net proceeds. Failure by management to apply these funds effectively could have a material adverse effect on the Company's business.

Dilution from Further Financings

The Company may sell additional equity securities or convertible debt securities in subsequent offerings and may issue additional equity securities or convertible debt securities to finance operations, development, exploration, acquisitions, and other projects. If the Company raises additional funding by issuing additional equity securities or convertible debt securities, such financings may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

Future Sales or Issuances of Securities

As stated above, the Company may sell additional equity securities or convertible debt securities in subsequent offerings and may issue additional equity securities or convertible debt securities to finance operations, development, exploration, acquisitions, and other projects. As of the date hereof, the Company had 32,028,507 convertible securities outstanding, consisting of 14,967,963 warrants and 15,926,972 stock options and 1,133,572 restricted share units. These securities may be exercised by the holders from time to time in accordance with their respective terms. Often holders of such securities will sell the underlying Common Shares following exercise of such securities. Further, the Company's shareholders may sell substantial amounts of securities of the Company following an offering of Securities.

The Company cannot predict the size of future sales or issuances of equity securities or convertible debt securities or the effect, if any, that future sales and issuances of equity securities or convertible debt securities may have on the market price of the Common Shares. However, sales or issuances of a substantial number of equity securities or convertible debt securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares.

Liquidity and Capital Resources

The Company expects that the majority of the net proceeds from an offering of Securities will be used to fund ongoing work programs to advance the Panuco Project. The Company will require additional financing over and above an offering of Securities in order to meet its longer-term business objectives and there can be no assurances that such financing sources will be available as and when needed. Historically, capital requirements have been primarily funded through the sale of Common Shares. Factors that could affect the availability of financing include, but are not limited to, the progress and results of ongoing exploration at the Company's mineral properties, the state of international debt and equity markets, and investor perceptions and expectations of the global silver and gold markets. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Company.

Negative Operating Cash Flow and Additional Funding

The Company is an exploration stage company with limited financial resources and has not generated cash flow from operations. During the fiscal year ended April 30, 2022, and the nine-month period ended January 31, 2023, the Company had negative cash flow from operating activities. The Company anticipates it will continue to have negative cash flow from operating activities in future periods until profitable commercial production is achieved at the Panuco Project. The Company is devoting significant resources to the development and acquisition of its properties; however, there can be no assurance that it will generate positive cash flow from operations in the future. To the extent that the Company has negative operating cash flow in future periods, it may need to allocate a portion of its cash reserves to fund such negative cash flow. There can be no assurance that the Company will be able to generate a positive cash flow from its operations. In addition, there can be no assurance that additional funding will be available to the Company for the exploration and development of its projects. Furthermore, significant additional financing, whether through the issuance of additional securities and/or debt, will be required to continue the development of the Panuco Project. There can be no assurance that the Company will be able to obtain adequate additional financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further development of the Panuco Project.

Active Liquid Market for and Market Price of Common Shares

There can be no assurance that an active market for the Common Shares will be sustained after an offering of Securities.  Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance, underlying asset values or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. There can be no assurance that continual fluctuations in the market price of the Common Shares will not occur.

It may be anticipated that any quoted market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of or developments with respect to the Company. The value of the Common Shares may be affected by such volatility. The market price of the Common Shares is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuations and the Company's financial condition and results of operations as reflected in the Company's continuous disclosure. Further, the market price for the Common Shares may increase or decrease in response to a number of events and factors, including the performance of competitors and other similar companies, public reaction to the Company's public announcements and public filings with securities regulatory authorities, recommendations by research analysts who track the Company's securities or other companies in the resource sector, changes in general economic and/or political conditions, the arrival or departure of key personnel, the factors listed under the heading "Cautionary Note Regarding Forward-Looking Statements" and acquisitions, strategic alliances or joint ventures involving the Company or its competitors.

As a result of any of these factors, the market price for the Common Shares at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation has often been brought against companies following periods of volatility in the market price of their securities. The Company could in the future be the target of similar litigation and such litigation could result in substantial costs and damages and divert management's attention and resources, all of which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Realization of Strategy

As part of its strategy, the Company will continue existing efforts to locate and develop exploration properties with the goal of developing producing mines. A number of risks and uncertainties are associated with such properties and the Company may not realize the benefits anticipated. The acquisition and development of new mining properties is subject to uncertainties relating to capital and other costs and is subject to numerous risks, including financing, political, regulatory, design, construction, labor, operating, technical and technological risks.  The failure to develop one or more of these properties successfully could have an adverse effect on the Company's financial position and results of operations.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to a specific offering of Securities, certain legal matters in connection with the offering of the Securities will be passed upon on behalf of the Company by Forooghian + Company Law Corporation with respect to matters of Canadian law. As of the date hereof, the principal and employees of Forooghian + Company Law Corporation beneficially own, directly, or indirectly, in the aggregate, less than 1% of the outstanding Common Shares.

In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers, or agents by counsel to be designated at the time of the offering by such underwriters, dealers, or agents, as the case may be, with respect to matters of Canadian and, if applicable, other foreign law.

AUDITORS, TRANSFER AGENT AND REGISTRAR

MNP LLP is the independent auditor of the Company and is independent within the meaning of the federal securities laws administered by the Securities and Exchange Commission and Rules of Professional Conduct.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia.

INTEREST OF EXPERTS

The following are the names of each person or company who is named as having prepared or certified a report, valuation, statement, or opinion described or included herein or in a document incorporated by reference, and whose profession or business gives authority to such report, valuation, statement, or opinion:

1. MNP LLP provided an auditor’s report dated July 20, 2022, in respect of the Annual Financial Statements. MNP LLP has advised that it is independent within the meaning of the federal securities laws administered by the Securities and Exchange Commission and Rules of Professional Conduct.

2. Messrs. Allan Armitage, Ph.D., P.Geo., Benjamin K. Eggers, B. Sc. (Hons), MAIG, P. Geo. and Yann Camus, P. Eng., of SGS Geological Services., are the qualified persons who authored the 2023 Technical Report and who reviewed, approved, and verified certain technical information disclosed in the Updated MRE MCR relating to the 2023 Technical Report. To the knowledge of the Company, none of the authors nor the firm they work with had an interest in any securities or other properties of the Company, its associates, or affiliates as at the date of the Updated MRE MCR, the 2023 Technical Report or as at the date hereof.

SCHEDULE "A"

EXECUTIVE SUMMARY SECTION FROM THE 2023 TECHNICAL REPORT

This Schedule "A" contains a summary of the 2023 Technical Report which supersedes the information contained under the heading "Description of Business - Material Mineral Projects" in the AIF. The summary in this Schedule "A" does not purport to be a complete summary of the Panuco Project and is subject to all of the assumptions, qualifications and procedures set out in the 2023 Technical Report and is qualified in its entirety with reference to the full text of the 2023 Technical Report, which is incorporated by reference herein. Readers should read the summary in this Schedule "A" in conjunction with the 2023 Technical Report which is available electronically under the profile of the Company at www.sedar.com. Capitalized terms used herein and not otherwise defined shall carry the meanings of such terms in the Prospectus.

1. Summary

SGS Geological Services Inc. ("SGS") was contracted by Vizsla to complete an updated Mineral Resource Estimate ("MRE") for the Panuco Project in Sinaloa, Mexico, and to prepare the 2023 Technical Report written in support of the updated MRE. The Panuco Project is considered an early-stage exploration project.

The Company was incorporated as "Vizsla Capital Corp." under the Business Corporations Act (British Columbia) on September 26, 2017. On March 8, 2018, the Company changed its name to "Vizsla Resources Corp.". On February 8, 2021, the Company changed its name to "Vizsla Silver Corp.". The Company's principal business activity is the exploration of mineral properties. The Company currently conducts its operations in Mexico and Canada. It trades on the TSXV under the symbol "VZLA".

On January 21, 2022, the Company was listed on the NYSE American and commenced trading under the symbol "VZLA".

The head office and principal address of the Company is located at #700 -1090 West Georgia Street, Vancouver, B.C. V6E 3V7.

The 2023 Technical Report is authored by Allan Armitage, Ph.D., P. Geo., ("Armitage"), Ben Eggers, MAIG, P.Geo. ("Eggers") and Yann Camus, P.Eng. ("Camus", and together with Armitage and Eggers, the "Authors") of SGS. The Authors are independent "Qualified Persons" as defined by NI 43-101 and are responsible for all sections of the 2023 Technical Report. The updated MRE presented in the 2023 Technical Report estimated by Armitage.

The reporting of the updated MRE complies with all disclosure requirements for mineral resources set out in the NI 43-101. The classification of the updated MRE is consistent with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards and adheres as best as possible to the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines.

The 2023 Technical Report will be used by Vizsla in fulfillment of their continuing disclosure requirements under Canadian securities laws, including NI 43-101. The 2023 Technical Report is written in support of an updated MRE completed for Vizsla.

1.1 Property Description, Location, Access, and Physiography

The Panuco Project is in the Panuco - Copala mining district in the municipality of Concordia, southern Sinaloa state, along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. The Panuco Project is centred at 23 25' north latitude and 105 56' west longitude on map sheets F13A-37.

The Panuco Project comprises 117 approved mining concessions in nineteen blocks, covering a total area of 5,869.87 ha, and two applications for two mineral concessions covering 1,321.15 ha. The mineral concessions are held 100% by Vizsla. The concessions are valid for 50 years, provided semi-annual property tax payments are made in January and July each year and if minimum annual investment requirements are met, or if there is minimum annual production equal to the amount of the annual investment requirement. The concession owner may apply for a second 50-year term. Annual payments of 1.8 million Mexican Pesos were made in January of 2022, and 1.9 million Pesos were made in December of 2022 by Vizsla.

The Panuco Project area is accessed from Mazatlán via Federal Highway 15 to Villa Union, then on Highway 40 for 56 km (one-hour drive) (see Figure 4-1 of the 2023 Technical Report). Highway 40 crosscuts the Panuco Project area and most of the vein structures. Toll Highway 40D also crosses the Panuco Project. In addition, local dirt roads provide access to most of the workings, but some require repairs or are overgrown, and four-wheel-drive vehicles are recommended in the wet season.

The Panuco Project is in the Concordia municipality, which has a population of approximately 27,000 inhabitants. Public services, including health clinics and police, are in the town of Concordia. Residents provide an experienced mine labour force. Contractors in Durango and Hermosillo have a strong mining tradition and provide the Panuco Project with a local source of knowledgeable labour and contract mining services. Drilling companies and mining contractors are available in Mazatlán, Durango, Hermosillo, Zacatecas, Fresnillo, and other areas of Mexico. The Panuco Project area is also used for cattle grazing, with limited agricultural use.

Two power lines connecting Durango and Mazatlán cross the Panuco Project, with 400 kV and 240 kV capacities.

Vizsla owns the 500 tonnes per day Coco mill on its property. In addition, there are some mineral processing plants held by third parties in the district that range from 200 to 700 tonnes per day in capacity.

1.2 History of Exploration, Drilling

Capitan Francisco de Ibarra founded Concordia in 1565, and gold and silver veins in Panuco and Copala were first exploited in the centuries that followed Sim (2008) and Robinson (2019). Although production has been carried out on the Panuco Project over the last 460 years, no production records are available to Vizsla.

The first recorded modern mining activity commenced late in the 20th century. The Mineral Resources Council (Consejo de Recursos Minerales ("CRM"), the predecessor of the Mexican Geological Service ("SGM")) carried out 1:50,000 scale mapping on map sheet F13-A37 and fine-fraction stream sediment sampling in 1999. In 2003, the CRM published additional 1:50,000 scale mapping on map sheet F13-A36, and fine-fraction stream sediment sampling (Polanco-Salas et al., 2003). In 2019, the SGM conducted 1:50,000 scale geological mapping and fine-fraction stream sediment sampling on map sheet F13-A46.

In 1989, the CRM optioned and sold several mineral concessions in the district, including to Grupo Minera Bacis ("Bacis") in 1989. Bacis subsequently acquired claims from other parties active in the area, including Minas del Oro y del Refugio S.A. de C.V. Bacis drilled 19 holes totalling 2,822.8 m along the Animas-Refugio corridor, but only collar and survey records exist of this work.

From 1999 to 2001, Minera Rio Panuco S.A. de C.V. ("Rio Panuco") explored the Animas-Refugio and Cordon del Oro structures culminating in 45 holes for 8,358.6 m. No geological drill logs, downhole survey data, downhole sample data, or geochemical assay data have been preserved. Graphic drill-hole sections are available, with limited downhole geology and geochemical data.

Capstone Mining Corp. ("Capstone") optioned the Bacis concessions in 2004 and carried out geologic mapping and sampling of the Animas-Refugio and Cordon del Oro structures. In 2005, Capstone drilled 15,374 m in 131 holes on down-dip extensions of the Clemens and El Muerto mines on the Animas-Refugio vein. In 2007, Capstone explored the La Colorada structure with surface mapping and sampling, followed by 6,659 m of drilling in 64 holes.

Also, in 2007, Capstone transferred the claims of the Copala, Claudia, Promontorio, Montoros, and Martha projects to Silverstone Corp. ("Silverstone"). Capstone and Silverstone completed 21,641 m of drilling in 200 holes from 2005 to 2008.

Silverstone merged with Silver Wheaton Ltd. ("Silver Wheaton") in 2009, and Silver Wheaton subsequently sold the shares of concession owner Silverstone to Mexican owners. The Silverstone owners mined out a portion of the Mineral Resource defined in 2008 over the next decade. Silverstone mined parts of the Clemens, El Muerto, La Pipa, Mariposa, El 40, and San Martin ore shoots until mining encountered the water table, preventing further mining. Silverstone or unauthorized mining activity in the intervening years exploited most of the Mineral Resources estimated by Christopher and Sim (2008).

MRP contracted Geophysical Surveys S.A. de C.V. of Mexico City in 2016 to conduct an airborne magnetics survey. However, no data are available, and no survey or flight specifications are included in the report. The survey was flown in two blocks.

Since acquiring the Panuco Project in November 2019, Vizsla has conducted several significant drill campaigns in the Napoleon, Copala-Tajitos, Animas and San Antonio areas. Up to September 2022 (data cut-off date for the MRE), Vizsla has completed 638 drill holes totaling 206,779 m and collected 33,261 assays. Vizsla has continued to drill at the Panuco Project since the data cut off for the MRE.

In November 2019, Vizsla began drilling on the Panuco Project on the Animas-Refugio corridor near the La Pipa and Mariposa mine areas. A total of 820.50 m in three drill holes was completed in 2019. The three drill holes targeted the La Pipa structure to test below the old historic ore shoot. Results showed low-grade and narrow widths; no further test work was carried out.

Drill holes AMS-19-01A and AMS-19-02 were drilled to test the downdip extension of the La Pipa ore shoot that has seen extensive mining. The first hole intersected historic workings and a footwall vein over 5.5m at 135.0m downhole. Deeper in the hole a 2.0 m wide quartz-amethyst vein was intersected at 241.5m downhole. The second hole was completed 77 m down dip on the same section and intersected a shallow hanging wall vein with 3 m grading 125.3 g/t Ag and 0.59 g/t Au and a zone of low-grade veinlets in the projection of the Animas Vein.

Drilling for 2020 totalled 28,643.42 m in 129 drill holes. The four main corridors of Napoleon, Cinco Senores, Cordon del Oro, and Animas-Refugio were tested.

In January 2020, drilling resumed at the Mariposa mine area, another historically mined area. Other targets in the Animas-Refugio corridor included, from south to north, Mojocuan, San Carlos, Paloma, and Honduras veins.

Drilling at the Napoleon corridor began in June 2020. A total of 64 drill holes tested the Napoleon structure, for 12,546.02 m. Targets were in the central part of the north-south-trending structure, below old mine workings, and 650 m north in the Papayo area.

At the Cordon del Oro corridor, drilling totalled 6,432.05 m in 28 drill holes. The drilling targeted the Mojocuan, San Carlos, and Peralta mine areas, in addition to the Aguita Zarca vein.

Cinco Senores corridor saw 2,927.10 m of drilling in 14 drill holes. The Tajitos vein was the drilling target, and previously unknown workings were encountered in the first four holes.

Drilling at the Panuco Project in 2021 totalled 100,242.55 m in 318 drill holes. The drilling focussed along the Napoleon and Tajitos vein areas, with 54,759.15 m in 180 drill holes and 34,769.35 m in 102 drill holes, respectively (see Table 10-1 of the 2023 Technical Report). Additionally, 4,438.50 m in 14 drill holes were drilled in the Animas-Refugio corridor, and 6,275.55 m in 22 drill holes in the Cordon del Oro corridor. Highlights of the 2021 drilling are presented in the 2023 Technical Report.

At Napoleon, infill and delineation drilling focussed on denser drilling to inform the MRE and expand the structure's strike length. The Josephine vein, a subparallel system to Napoleon which was identified initially as an electromagnetic geophysical target, was first intersected in Hole NP-21-132, leading to additional targeting in the area and its inclusion in the MRE. Further drill testing included the Cruz Negra and Alacran vein areas.

Drilling at the Tajitos vein area focussed on delineation and infilling, with additional exploration drilling to the north. The Tajitos resource drilling led to the discovery of the Copala vein -- a relatively thick subhorizontal structure on the Tajitos northeastern extent. Other exploration drilling along the Cinco Senores corridor included the Cinco Senores and Colorada veins to the north of Tajitos.

In the Animas-Refugio corridor, drilling tested the Rosarito segment included in the MRE, in addition to the Peralta and Cuevillas veins.

Drilling at the Cordon del Oro corridor targeted the San Antonio structure included in the MRE, in addition to exploration near the Aguita Zarca vein.

Drilling for 2022 (to September) totalled 77,072.05 m in 188 drill holes. The four main corridors of Napoleon, Cinco Senores, Cordon del Oro, and Animas-Refugio were tested.

Drilling at the Napoleon corridor included 75 drill holes that tested the Napoleon structure for 36,848.00 m. At the Cordon del Oro corridor, drilling totalled 4,251.8 m in 19 drill holes. Drilling at Cinco Senores, including Copala and Tajitos veins, included 83 drill holes for 31,088.55 m.

The bulk of 2022 drilling was centred on the western portion of the district, focused on upgrading and expanding resources at the Copala and Napoleon areas. At Copala, mineralization has now been traced over 1,100 meters along strike, 400 meters down dip, and remains open to the north and southeast.

At Napoleon, drilling throughout 2022 successfully expanded mineralization along strike and down plunge to the south, several vein splays were identified in the hanging wall and footwall of the main structure.

Other notable discoveries include the Cristiano Vein; marked by high precious metal grades up to 1,935 g/t Ag and 15.47 g/t Au over 1.46 metres, located immediately adjacent to Copala; and La Luisa Vein, located ~700 metres west of Napoleon which continues to display similar silver and gold zonation as that seen at Napoleon.

1.3 Geology and Mineralization

The Panuco Project is on the western margin of the Sierra Madre Occidental ("SMO"), a high plateau and physiographic province that extends from the U.S.A.-Mexico border to the east-trending Trans-Mexican Volcanic Belt. The SMO is a large igneous province recording continental magmatic activity from the Late Cretaceous to the Miocene in three main episodes. The first episode, termed the Lower Volcanic Complex ("LVC"), comprises a suite of intrusive bodies, including the Sonora, Sinaloa, and Jalisco batholiths and andesitic volcanic rock units with minor dacite and rhyolite tuffs and ignimbrites that are correlative with the Tarahumara Formation in Sonora of Late Cretaceous to Eocene age. The second magmatic episode is dominated by rhyolitic ignimbrites and tuffs that built one of the earth's largest silicic volcanic provinces and has been termed the Upper Volcanic Supergroup ("UVS"). These dominantly rhyolitic units were extruded in two episodes, from about 32 to 28 Ma and 24 to 20 Ma. These two periods of magmatic activity are associated with the subduction of the Farallon plate under North America and the Laramide orogeny that occurred between the Upper Cretaceous - Paleocene and the Eocene. The third episode comprises post-subduction alkali basalts and ignimbrites associated with the opening of the Gulf of California between the late Miocene and Pleistocene - Quaternary.

The western part of the SMO in Sonora and Sinaloa is cut by north-northwest-trending normal fault systems developed during the opening of the Gulf of California between 27 and 15 Ma. The normal fault systems favoured the formation of elongated basins that were subsequently filled with continental sedimentary rocks. The basins occur in a north-northwest-trending belt extending from western Sonora to most of Sinaloa.

The basement to the SMO is locally exposed in northern Sinaloa, near Mazatlan and on small outcrops within the project area. It comprises folded metasedimentary and metavolcanic rocks, deformed granitoids, phyllitic sandstones, quartzites, and schists of the Tahue terrane of Jurassic to Early Cretaceous age (Montoya-Lopera et al., 2019, Sedlock et al., 1993 and Campa and Coney 1982).

In the broader Panuco Project area, the LVC comprises granite, granodiorite, and diorite intrusive phases correlative with the Late Cretaceous to Early Paleocene San Ignacio and Eocene Piaxtla batholiths in San Dimas district. The andesite lavas, rhyolite-dacite tuffs, and ignimbrites are locally intruded by the Late Cretaceous to Early Paleocene intrusive phases and younger Eocene-Oligocene felsic dikes and domes. Northwest trending intermontane basins filled with continental conglomerates and sandstones incise the UVS and LVC in the Project area. The Oligocene age ignimbrites of the UVS occur east of the property towards Durango state.

The structure of the Panuco Project area is dominated by north-northwest-trending extensional and transtensional faults developed or reactivated during the Basin and Range tectonic event (~28 to 18 Ma). The extensional belt is associated with aligned rhyolite domes and dikes and Late Oligocene to Middle Miocene grabens.

Mineralization on the Panuco Project comprises several epithermal quartz veins. Previous workers and recent mapping and prospecting works conducted by Vizsla's geologists determined a cumulate length of veins traces of 86 km. Individual vein corridors are up to 7.6 km long, and individual veins range from decimetres to greater than 10 m wide. Veins have narrow envelopes of silicification, and local argillic alteration, commonly marked by clay gouge. Propylitic alteration consisting of chlorite-epidote in patches and veins affecting the andesites and diorite are common either proximal or distal to the veins.

The primary mineralization along the vein corridors comprises hydrothermal quartz veins and breccias with evidence of four to five different quartz stages: generally white, grey and translucent and varying grain size from amorphous-microcrystalline-coarse. A late stage of amethyst quartz is also observed in some veins. The grey colour in quartz is due to the presence of fine-grained disseminated sulphides, believed to be mainly pyrite and acanthite. Vizsla has delineated several hydrothermal breccias with grey quartz occurring more commonly at lower levels of the vein structures. Barren to low grade, quartz is typically white and is more common in the upper parts of the veins and breccias. Locally, mineralized structures are cut by narrow, banded quartz veins with thin, dark argentite/acanthite, sphalerite, galena, and pyrite bands. Bladed and lattice quartz pseudomorphs after calcite have been noted at several locations within the veins and indicate boiling conditions during mineral deposition. Later quartz veinlets cut all the mineralized zones with a mix of white quartz and purple amethyst. The amethyst is related to mixing near-surface waters as the hydrothermal system is collapsing, as has been noted in the nearby San Dimas district (Montoya-Lopera et al., 2019).

The mineral resource includes ten mineralized vein systems: the Napoleon, Napoleon hanging wall, Josephine, and Cruz Negra veins; the Copala, Cristiano, Tajitos and Copala 2 veins; the San Antonio vein; and the Rosarito vein. These trends are west to east within the Napoleon, Cinco Senores, Cordon del Oro, and Animas-Refugio corridors. The bulk of the resource veins strike north-northwest to north-northeast, with thicknesses varying from 1.5 m to over 10 m.

1.4 Mineral Processing, Metallurgical Testing and Recovery Methods

1.4.1 Preliminary Metallurgical Testing on the Napoleon Deposit

A preliminary test program has been completed on material from the Napoleon deposit on behalf of Vizsla. The objective of the testing was to characterize the material chemically and mineralogically, as well as to test various flowsheets and methods for the concentration and extraction of metals to justify further exploration of the deposit potentially. Only limited optimization of conditions was employed in this program.

In total, 11 variability composites were prepared (Composite A to K), along with one "Grindability Composite" for comminution testing, and a Master Composite; in addition, bond rod mill work index test products from the Grindability Composite and the variability Composite G were prepared for potential testing but never tested. Samples for use in this testing program arrived at ALS Metallurgy Kamloops on June 16, 2021. The shipment consisted of 330 kilograms in 108 half HQ drill core intervals. Samples were from holes NP-20-8, 9, 12, 13, 31, 47, 59 and 89. The rationale for sample selection considered primary lithologies, spatial coverage and representation, contiguous mineralization, distribution of grade, and potential dilution. The selected mineralized drill holes were within the area of potentially minable material and are believed to be representative of the mineralization with a cut-off grade of 127 g/t Ag and 2.77 g/t Au.

A total of 40 percent of the composites was set aside as coarse ¾ inch material while the remaining 60 percent of the composite mass was crushed to minus 6 mesh (3.35mm) for metallurgical testing and rotary split into 2-kilogram test charges.

One composite was prepared from the coarse crush material for comminution testing; this was referred to as the Grindability Composite. Bond rod mill work index tests were completed on two of the composites, the Grindability Composite and Composite G. Product from these tests was too fine for metallurgical testing but may have been useful for gravity amenability testing. As a result, this product was prepared into test charges and designated Grindability Rod Composite and Composite G Rod. About 23 kilograms of the Grindability Rod Composite and 7 kilograms of the Composite G Rod were prepared from the Bond rod mill test products.

Two methods of concentration and extraction were successfully tested in this test program. Most of the testing was completed on the Master Composite sample, a lead-zinc composite with high amounts of silver and gold; the tested conditions would not yet be considered optimized.

Sequential bulk (lead)-zinc-pyrite flotation at a primary grind sizing of about 63μm K80 produced a lead concentrate with high levels of silver and gold, along with a high-grade zinc concentrate with notable levels of silver and gold. The pyrite concentrate, although lower in gold and silver content, may be of value with further processing.

Combined silver and gold recoveries to the bulk and zinc concentrates measured about 79 and 84 percent, respectively, with a further 6 percent of the silver and 4 percent of the gold recovered to the pyrite concentrate. While doing so, about 89 percent of the lead was recovered to a bulk concentrate measuring 54 percent lead, and 77 percent of the zinc was recovered to a zinc concentrate measuring 54 percent zinc. The low copper concentrate of the bulk concentrate would likely result in an inability to produce separate copper and lead concentrates.

Whole ore cyanidation testing at a primary grind sizing of about 63μm K80 resulted in extraction of about 93 percent of the gold and 87 percent of the silver over 48 hours, along with about 23 hours of pre-aeration. However, sodium cyanide consumptions were relatively high for a whole ore leach, measuring about 2.5 kilograms of sodium cyanide per tonne of feed. 0.6 kilograms of lime was consumed per tonne of feed in this testing.

Additional testing was completed on the Napoleon deposit investigating a single product bulk flotation flowsheet along with cyanidation of a bulk concentrate.

Bulk flotation to a cleaner concentrate following two stages of dilution cleaning recovered 87 percent of the silver and 86 percent of the gold to a bulk concentrate which measured 1,742 g/t silver, 40 g/t gold, and 34 percent sulphur.

A lower overall silver extraction but similar gold extraction was recorded with flotation of a rougher concentrate followed by cyanidation of that concentrate.

Flotation of a sequential lead and zinc concentrate followed by cyanidation of a pyrite rougher concentrate resulted in a lower silver recovery/extraction compared to bulk flotation but a similar gold recovery/extraction. This flowsheet option also likely results in payable lead and zinc content in their respective concentrates, which other flowsheet options would not receive.

Whole ore cyanidation resulted in the highest overall gold extraction with similar silver extraction but the highest reagent consumption in cyanidation.

1.4.2 Preliminary Metallurgical Testing on the Tajitos Deposit

A preliminary test program has been completed on material from the Tajitos deposit on behalf of Vizsla. The objective of the testing was to characterize the material chemically and mineralogically, as well as to test various flowsheets and methods for the concentration and extraction of metals to justify further exploration of the deposit potentially. Only limited optimization of conditions was employed in this program.

In total, 23 subcomposites composites were prepared (VAR 001 to 023), from which three Master Composites (Diorite, Andesite and Andesite - Low MnOX) were assembled for testing. A shipment of samples was received at ALS Metallurgy on January 8, 2022, in a shipment weighing 153 kilograms. The sample was in the form of 106 half HQ drill core intervals. Samples were from drill holes CS-20-01, 02, 03, 06, 08, 09, 11, 13, CS-21-16A, 17, 21B, 22A, 23, 24, 37, 41, 44, 50, 52, 59A, 60 and 62.

Each of the samples was a drill core interval which was assigned to one of 23 subcomposites. Following receipt, each of the samples was grouped into its corresponding subcomposite. Table I-2 of the 2023 Technical Report displays the drill core interval details along with the assigned subcomposite.

Each of the subcomposites was assayed for elements of interest to confirm the elemental content as well as each received a QEMSCAN Bulk Mineral Analysis to assess mineral content. Samples were then composited into three master composites.

Each of the 23 subcomposites and 3 master composites was assayed for elements of interest. Each subcomposite was analyzed for mineral content via QEMSCAN Bulk Mineral Analysis (BMA) protocols.

The master composites measured silver contents between 239 and 275 g/t and gold contents between about 1.2 and 2.5 g/t. Silver was detected within the silver sulphides acanthite/argentite and copper/silver sulphide minerals; it is likely that silver is also present within other minerals.

Sulphur assayed between 0.6 and 1.3 percent and was primarily present as pyrite, with low levels of sphalerite, galena, and copper sulphide minerals. Only trace amounts of the sulphur was measured not to be in sulphide form.

Carbon measured between 0.1 and 1.2 percent and assayed as carbonate carbon, with little to no organic carbon being recorded. Carbonate minerals were primarily measured as calcium or manganese carbonates.

An effort was applied to identify and quantify manganese oxide minerals in the analyses; however, it was impossible to separate them due to the fine grains and complex interlocking between manganese oxide, carbonate, and silicate minerals.

The primary non-sulphide gangue minerals were measured as silicate minerals such as quartz, feldspars and chlorite.

The test program investigated various processing options such as bulk and sequential froth flotation, whole ore cyanidation, combined flotation and cyanidation, and gravity concentration. Testing was completed on three master composites, the Diorite Master Composite, the Andesite Master Composite, and the Andesite Low MnOx Master Composite.

The highest recoveries/extractions of gold and silver were recorded through a combination of rougher flotation and cyanidation of the rougher concentrates and tailings. However, there is potential for using a flowsheet with the production of a salable flotation concentrate and cyanidation of the tailings. Table 8 of the 2023 Technical Report summarizes recoveries from the tested flotation/cyanidation flowsheet and the untested potential recoveries from the flowsheet with production of a salable concentrate and cyanidation of tailings for the Diorite and Andesite Master Composites.

Between 87 and 90 percent of the silver and 90 to 94 percent of the gold were extracted to leach liquors from the Diorite and Andesite Master Composites using a combined flotation and cyanidation flowsheet, including regrinding of the rougher concentrates. The best silver result was recorded using this flowsheet but without regrinding for the Andesite Low MnOx Master Composite. Insufficient sample mass was available to conduct the test with regrinding; results without regrinding were closer to whole ore cyanidation results.

Cleaner flotation alone without regrinding produced bulk concentrates of over 0.6 percent silver and 29 g/t gold. The open circuit gold recovery to these bulk cleaner concentrates was 64 and 60 percent for the Diorite and Andesite Master Composites, respectively. The open circuit silver recovery measured about 70 and 73 percent for the Diorite and Andesite Master Composites, respectively. With the cleaner tailings recirculated to the rougher feed stream, the feed for a cyanidation leach would contain the remaining silver and gold; the displayed estimate extraction values are calculated based on the extractions from the rougher tailings leach tests, which extracted about two thirds of the remaining silver and 85 percent of the remaining gold. These values would require testing to confirm.

The overall combined extractions and recoveries between these two flowsheet options are similar; however, it is likely reagent consumptions would be lower and the circuit would be simpler for the second option.

A sequential flotation flowsheet may not be appropriate for this material alone, as low lead and zinc grades make the production of separate bulk (lead) and zinc concentrates difficult.

Diagnostic leach testing on the cyanidation residues from the 96-hour whole ore leach tests indicated that while gold extraction through cyanidation was complete after 96 hours, silver extraction could be improved by a further 5 to 7 percent through more aggressive cyanidation conditions. Further improvement in gold and silver extraction beyond that would require finer grinding as unextracted gold is encapsulated within sulphides and non-sulphide gangue minerals at the nominal 100μm K80 primary grind target.

1.5 Panuco Project Mineral Resource Estimate

1.5.1 Mineral Resource Statement

The MRE presented in the 2023 Technical Report was prepared and disclosed in compliance with all current disclosure requirements for mineral resources set out in the NI 43-101. The classification of the current MRE into Indicated and Inferred is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves, including the critical requirement that all mineral resources "have reasonable prospects for eventual economic extraction".

The current MRE is sub-divided, in order of increasing geological confidence, into the Inferred and Indicated categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. There are no Measured Mineral Resources reported.

The general requirement that all mineral resources have "reasonable prospects for economic extraction" implies that the quantity and grade estimates meet certain economic thresholds and that the mineral resources are reported at an appropriate cut-off grade taking into account extraction scenarios and processing recoveries. In order to meet this requirement, the Authors consider that the deposits within the Panuco Project area are amenable to underground extraction.

In order to determine the quantities of material offering "reasonable prospects for economic extraction" by underground mining methods, reasonable mining assumptions to evaluate the proportions of the block model (Indicated and Inferred blocks) that could be "reasonably expected" to be mined from underground are used. Based on the size, shape, general thickness and orientation of the majority of the mineralized zones within the project area, it is envisioned that the deposits may be mined using a combination of underground mining methods including sub-level stoping (SLS) and/or cut and fill (CAF) mining. The underground parameters used, based on this mining method, are summarized in Table 1-1 of the 2023 Technical Report. Underground mineral resources are reported at a base case cut-off grade of 150 g/t AgEq. A cut-off grade of 150 g/t AgEq is applied to identify blocks that will have reasonable prospects of eventual economic extraction.

The reporting of the underground resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction. Mineral resources are estimated at a base case cut-off grade of 150 g/t AgEq. The underground mineral resource grade blocks were quantified above the base case cut-off grade, below topography and within the 3D constraining mineralized wireframes (considered potentially mineable shapes).

The updated MRE for the Panuco Project is presented in Table 1-2 and Table 1-3 of the 2023 Technical Report.

Highlights of the MRE are as follows:

  Indicated Mineral Resources are estimated at 7.5 Mt grading 243 g/t silver, 2.12 g/t gold, 0.23% lead, and 0.71% zinc (437 AgEq). The updated MRE includes indicated mineral resources of 58.3 Moz of silver, 508 koz of gold, 17.0 kt of lead, and 53.3 kt of zinc (104.8 Moz AgEq).
  Inferred Mineral Resources are estimated at 7.2 Mt grading 304 g/t silver, 2.14 g/t gold, 0.19% lead, and 0.54% zinc (491 g/t AgEq). The updated MRE includes inferred mineral resources of 70.7 Moz of silver, 496 koz of gold, 13.6 kt of lead, and 39.3 kt of zinc (114.1 Moz AgEq).

Table 1-1 Parameters used for Underground Cut-off Grade Calculation

Parameter	Value	Unit
Silver Price	$24.00	US$ per oz
Gold Price	$1,800.00	US$ per oz
Zinc Price	$1.35 ($2,976)	US$ per pound (US$/t)
Lead Price	$1.10 ($2,425)	US$ per pound (US$/t)
Underground Mining Cost	$45.00	US$ per tonne mined
Processing Cost (incl. crushing)	$30.00	US$ per tonne milled
Underground General and Administrative	$20.00	US$ tonne of feed
Silver Recovery	93.0	Percent (%)
Gold Recovery	90.0	Percent (%)
Lead Recovery	94.0	Percent (%)
Zinc Recovery	94.0	Percent (%)
Mining loss/Dilution (underground)	10/10	Percent (%) / Percent (%)
Base Case Cut-off grade	150 g/t AgEq

Table 1-2 Panuco Project Mineral Resource Estimate, January 19, 2023

Classification	Tonnes	Average Grade					Contained Metal
		Ag	Au	Pb	Zn	AgEq	Ag	Au	Pb	Zn	AgEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)
Updated Mineral Resource Estimate[1]
Indicated	7.5	243	2.12	0.23	0.71	437	58,330	508	17.0	53.3	104,793
Inferred	7.2	304	2.14	0.19	0.54	491	70,672	496	13.6	39.3	114,113

(1) AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram).

Table 1-3 Panuco Project Mineral Resource Estimate by Zone, January 19, 2023

Classification	Tonnes	Average Grade						Contained Metal
		Ag	Au	Pb	Zn	AgEq	Au Eq	Ag	Au	Pb	Zn	AgEq	AuEq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Indicated
Napoleon	3.3	135	1.99	0.41	1.39	351	4.68	14,186	209	13.5	45.2	36,814	491
Napoleon HW	0.3	151	1.45	0.22	0.79	298	3.97	1,407	14	0.6	2.3	2,767	37
Josephine	0.1	179	5.13	0.33	0.94	610	8.13	519	15	0.3	0.8	1,766	24
NP Area Total	3.6	138	2.02	0.40	1.33	353	4.71	16,112	237	14.4	48.3	41,347	551
Copala	3.1	343	2.22	0.06	0.12	516	6.88	33,999	220	1.9	3.6	51,106	681
Tajitos	0.6	329	2.09	0.10	0.17	496	6.62	6,197	39	0.6	1.0	9,337	124
Cristiano	0.2	414	2.54	0.08	0.19	614	8.19	2,022	12	0.1	0.3	3,003	40
Copala Area Total	3.8	344	2.21	0.07	0.13	517	6.89	42,218	271	2.6	4.9	63,446	846
Total Indicated	7.5	243	2.12	0.23	0.71	437	5.83	58,330	508	17.0	53.3	104,793	1,397
Inferred
Napoleon	1.7	149	1.59	0.29	1.06	318	4.24	8,129	87	4.9	18.1	17,393	232

Napoleon HW	0.4	176	1.58	0.23	1.00	341	4.54	2,025	18	0.8	3.6	3,910	52
Josephine	0.2	110	3.28	0.24	0.67	389	5.19	817	24	0.5	1.6	2,891	39
Cruz	0.4	123	2.62	0.24	1.16	371	4.95	1490	32	0.9	4.4	4,514	60
NP Area Total	2.7	145	1.88	0.27	1.03	335	4.46	12,461	161	7.2	27.6	28,708	383
Copala	2.8	433	2.31	0.11	0.21	617	8.23	38,838	207	3.2	5.7	55,409	739
Tajitos	0.7	340	2.08	0.20	0.32	514	6.85	7,740	47	1.4	2.3	11,713	156
Cristiano	0.4	604	3.82	0.18	0.32	908	12.11	7,494	47	0.7	1.2	11,273	150
Copala Area Total	3.9	433	2.42	0.14	0.24	627	8.36	54,072	302	5.3	9.3	78,395	1,045
San Antonio	0.3	226	1.30	0.01	0.03	325	4.33	2,038	12	0.0	0.1	2,936	39
*Animas	0.4	169	1.68	0.29	0.60	327	4.37	2,101	21	1.1	2.3	4,074	54
Total Inferred	7.2	304	2.14	0.19	0.54	491	6.55	70,672	496	13.6	39.3	114,113	1,521
*Includes Rosarito and Cuevillas

Notes:

(1) The classification of the current Mineral Resource Estimate into Indicated and Inferred is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

(2) All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

(3) Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

(4) It is envisioned that the Panuco Project deposits may be mined using underground mining methods. Mineral resources are reported at a base case cut-off grade of 150 g/t AgEq. The mineral resource grade blocks were quantified above the base case cut-off grade, below surface and within the constraining mineralized wireframes (considered mineable shapes).

(5) Based on the size, shape, general thickness and orientation of the majority of the mineralized zones within the project area, it is envisioned that the deposits may be mined using a combination of underground mining methods including sub-level stoping (SLS) and/or cut and fill (CAF) mining.

(6) All resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction at the base case cut-off grade of 150 g/t AgEq.

(7) The base-case AgEq Cut-off grade considers metal prices of $24.00/oz Ag, $1800/oz Au, $2,425/t Pb and $2,976/t Zn and considers metal recoveries of 93% for silver, 90% for gold, 94% for Pb and 94% for Zn.

(8) The base case cut-off grade of 150 g/t AgEq considers a mining cost of US$45.00/t and processing, treatment, refining, and transportation cost of USD$30.00/t and G&A cost of US$20.00/t of mineralized material.

(9) The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

1.6 Recommendations

The deposits of the Panuco Project contain underground Indicated and Inferred Mineral Resources that are associated with well-defined mineralized trends and models. All deposits are open along strike and at depth.

Armitage considers that the Panuco Project has the potential for the delineation of additional mineral resources and that further exploration is warranted. Given the prospective nature of the Panuco Project, it is the opinion of Armitage that the Panuco Project merits further exploration and that a proposed plan for further work by Vizsla is justified.

Armitage is recommending Vizsla conduct further exploration, subject to funding and any other matters which may cause the proposed exploration program to be altered in the normal course of its business activities or alterations which may affect the program as a result of exploration activities themselves.

Vizsla's intentions are to continue to drill through 2023 (in progress). Vizsla has recently announced their plans for 2023 (see Vizsla news release dated February 21, 2023, posted on their website www.vizslasilvercorp.com) with the key objectives:

  Complete +90,000 meters of resource/discovery focused drilling
  Complete preliminary metallurgical testing on representative samples from Copala in Q2/Q3 2023
  Deliver initial company/project sustainability report in H2 2023
  Provide updated resource estimate in H2 2023

A fully funded +90,000 meter drill program is designed to: (i) grow the resources within the Copala and Napoleon areas located in the western portion of the district; and (ii)  test high-priority targets proximal to current resource areas. Vizsla aims to increase its potentially minable resources and identify new centers of mineralization from which to delineate additional resources.

For 2023, a total of seven diamond drill rigs will be active on the Panuco Project (four focused on upgrading and expanding the current resource base in the western portion of the district and three devoted to exploration). Exploration drills will focus on priority targets proximal to current resources in the west, as well as on other high-priority targets in the central portion of the district. Vizsla recently acquired a Terraspec ASD device to be able to map alteration minerals with more accuracy and define levels of mineralization and vectors across the property. This new tool in combination with geologic mapping, geochemistry and LiDar will help Vizsla geologists in unlocking the Panuco Project's full potential.

Resource Extension Targets

  The Copala structure remains open along strike, north and south, and late last year, the team identified exploration potential for additional Copala mineralization in an uplifted block (faulted block) east of the main Copala deposit.
  Cristiano is a narrow epithermal vein located west to the adjacent of Copala deposit. This year Vizsla intends to continue the exploration and resource expansion to the northwest and southeast.

  At Napoleon, Vizsla plans to conduct infill and resource expansion drilling targeting the southern vein splays and the main Napoleon structure during 2023.

Proximal Targets

  La Luisa is a relatively new conceptual target, where initial near-surface drilling shows narrow and incipient veining hosted in rhyolite tuffs. Last year Vizsla geologists interpreted that the surface expressions of La Luisa could be the top of the vein system, similar in zonation to that observed at Napoleon. Based on encouraging results from deeper drilling, Vizsla plans to continue exploring the resource potential at La Luisa.
  4 de Mayo, another relatively new target located west of Napoleon, was identified by Vizsla in 2022. Although still in the early days, initial results justify further exploration to determine the prospectivity of 4 de Mayo.
  Cruz Negra is a northwest-trending structure which splays off from Napoleon. Open-ended intercepts completed in 2022 indicate that the mineralization continues to the northwest in the direction of the Alacran prospect. In 2023, Vizsla plans to drill test the gap between Cruz Negra and Alacran.

District Targets

Beyond the resource expansion and proximal exploration targets, the district remains vastly underexplored. Notable district-wide targets include; Santa Rosa (Central Area), La Bomba (Central Area), Verdosilla (Central Area), Oregano (East Area), Regina (East Area), and La Whicha (East Area).

The total cost of the planned work program by Vizsla is estimated at US$16.8 million.